09047454

moneysupermarket.com®
the price comparison site

Strictly Private and Confidential 2009 DEC -7 A 9:50

Date
23 November 2009

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 – 2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Moneysupermarket.com Group PLC-Rule 12g3-2(b) Exemption
SEC File Number 82-35105

Ladies and Gentlemen:

On behalf of Moneysupermarket.com Group PLC (the "**Company**"), SEC file number 82-35105, I herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached Appendix A, a list of information the Company has made public, filed or distributed. Please find enclosed copies of the documents referred to in Appendix A. This information supplements the information that the Company has made public, filed or distributed since it applied for an exemption under the Rule on 14 June 2007.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the US legal system.

If you have any questions or comments regarding the foregoing, please contact the undersigned at +44 (0)1244 220684 or darren.drabble@moneysupermarket.com.

Yours sincerely

Darren Drabble

w/enc

dlw 12/8

Appendix A

Date of filing/publication	**Item**	**Brief Description**	**Place of filing**
17/04/2009	Annual Report and Accounts year ended 31/12/2009		Sent to Shareholders & Companies House
17/04/2009	Shareholders Resolutions		Companies House
01/07/2009	Form 88(2)	Return of Allotment of Shares	Companies House
01/07/2009	Form 88(2)	Return of Allotment of Shares	Companies House
01/07/2009	Form 88(2)	Return of Allotment of Shares	Companies House
08/08/2009	Unaudited Interim Accounts		Companies House
08/08/2009	Form 88(2)	Return of Allotment of Shares	Companies House
25/08/2009	Form 88(2)	Return of Allotment of Shares	Companies House
17/10/2009	Form AD02	Notification of single alternative location	Companies House
17/10/2009	Form AD03	Change of location of the company records to the single alternative inspection location	Companies House

2009 DEC -7 A 9:50

PUBLIC COMPANY LIMITED BY SHARES
SPECIAL RESOLUTIONS AND ORDINARY RESOLUTIONS OF
MONEYSUPERMARKET.COM GROUP PLC

Registered Number 6160943
(the "**Company**")

At the Annual General Meeting of the Company duly convened and held on 16 April 2009 the following special and ordinary resolutions were passed by the members of the Company:

ORDINARY RESOLUTIONS

IT IS RESOLVED:

9. THAT the Directors be and they are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot:

   (i) relevant securities (within the meaning of section 80(2) of that Act) up to an aggregate nominal amount of £33,623; and

   (ii) relevant securities comprising equity securities (within the meaning of section 94 of that Act) up to a further aggregate nominal amount of £33,623 provided that they are offered by way of a rights issue to holders of ordinary shares on the register of members at such record date as the Directors may determine where the equity securities respectively attributable to the interests of the ordinary shareholders are proportionate (as nearly as may be practicable) to the respective numbers of ordinary shares held or deemed to be held by them on any such record date, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter,

   provided that this authority shall expire at the conclusion of the next Annual General Meeting of the Company, save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and the Directors shall be entitled to allot relevant securities pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked.

SPECIAL RESOLUTIONS

IT IS RESOLVED:

10. THAT the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94 of that Act) for cash pursuant to the authority conferred by Resolution 9 above or by way of a sale of treasury shares as if section 89(1) of that Act did not apply to any such allotment provided that this power shall be limited to:

    (i) the allotment of equity securities in connection with an offer of securities (but in the case of the authority granted under paragraph (ii) of Resolution 9 by way of rights issue only) in favour of the holders of ordinary shares on the register of members at such record date as the Directors may determine where the equity securities respectively attributable to the interests of the ordinary shareholders are proportionate (as nearly as may be practicable) to the respective numbers of ordinary shares held or deemed to be held by them on any such record date, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or

FRIDAY
A2WH5936
A12 17/04/2009 181
COMPANIES HOUSE

stock exchange or by virtue of shares being represented by depositary receipts or any other matter; and

(ii) the allotment (otherwise than pursuant to sub-paragraph (i) of this Resolution) to any person or persons of equity securities up to an aggregate nominal amount of £5,048,

and shall expire upon the expiry of the general authority conferred by Resolution 9 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the Directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired; and all unexercised authorities previously granted to the Directors to allot equity securities as if section 89(1) of that Act did not apply to any such allotment be and are hereby revoked.

11. THAT the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 0.02p each of the Company on such terms and in such manner as the Directors of the Company may from time to time determine, provided that:

(i) the maximum number of ordinary shares hereby authorised to be acquired is 50,485,606, representing 10% of the issued ordinary share capital of the Company as at 25 February 2009;

(ii) the minimum price (excluding expenses) which may be paid for any such share is 0.02p;

(iii) the maximum price (excluding expenses) which may be paid for any such share is the higher of: (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and (ii) the amount stipulated by Article 5(1) of the EU Buy-back and Stabilisation Regulation (being the higher of the price of the last independent trade and the highest current independent bid for an ordinary share in the Company on the trading venues where the market purchases by the Company pursuant to the authority conferred by this Resolution will be carried out);

(iv) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company unless previously renewed, varied or revoked by the Company in general meeting; and

(v) the Company may make a contract to purchase its ordinary shares under the authority hereby conferred prior to the expiry of such authority, which contract will or may be executed wholly or partly after the expiry of such authority, and may purchase its ordinary shares in pursuance of any such contract.

13. THAT a general meeting, other than an annual general meeting, may be called on not less than 14 clear days' notice.

....

Chairman

Companies House
— for the record —

2009 DEC -7 A 9:01

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number	6160943
Company name in full	MONEYSUPERMARKET.COM GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	30	06	2009			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	58,332		
Nominal value of each share	0.02p		
Amount (if any) paid or due on each share *(including any share premium)*	6p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

WEDNESDAY

A00KBB6M
A15 01/07/2009 307
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 139 Fountainbridge, Edinburgh, EH3 9FF **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name(s): MARK DIN		
Address: 61 PRIMROSE HILL, BATLEY, WEST YORKSHIRE	ORDINARY	6,449
UK Postcode: WF17 0QA		
Name(s): CAPITA IRG TRUSTEES LIMITED		
Address: THE REGISTRY, 34 BECKENHAM ROAD, BECKENHAM, KENT	ORDINARY	51,683
UK Postcode: BR3 4TU		
Name(s):		
Address:		
UK Postcode:		
Name(s):		
Address:		
UK Postcode:		
Name(s):		
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/6/9

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

DARREN DRANSFIELD, MONEYSUPERMARKET HOUSE, ST DAVIDS PARK, EWLOE, CHESTER

Tel 01244 220684

DX number DX exchange

Companies House
— for the record —

2009 DEC - 7 A 9:41

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 6160943

Company name in full MONEYSUPERMARKET.COM GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	06	2009			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	83,332		
Nominal value of each share	0.02p		
Amount (if any) paid or due on each share *(including any share premium)*	6p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

WEDNESDAY

A00KDB6O
A15 01/07/2009 305
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 139 Fountainbridge, Edinburgh, EH3 9FF **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): LOUISE CUMING	Class of shares allotted	Number allotted
Address: POST BOX HOUSE, BIDDULPH PARK, STOKE ON TRENT, STAFFORDSHIRE	ORDINARY	18,529
UK Postcode: ST8 7SJ		
Name(s): CAPITA IRG TRUSTEES LIMITED	Class of shares allotted	Number allotted
Address: THE REGISTRY, 34 BECKENHAM ROAD, BECKENHAM, KENT	ORDINARY	64,803
UK Postcode: BR3 4TU		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/6/9

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

DARREN DRABBLE, MONEYSUPERMARKET HOUSE,
ST DAVIDS PARK, EWLOE, CHESTER, CH5 3UZ
Tel 01244 220684
DX number DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number	6160943
Company name in full	MONEYSUPERMARKET.COM GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
29	06	2009			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,416,666		
Nominal value of each share	0.02p		
Amount (if any) paid or due on each share *(including any share premium)*	6p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

WEDNESDAY
A00KCB6N
A15 01/07/2009 306
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 139 Fountainbridge, Edinburgh, EH3 9FF **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): ROBERT KENUSY Address: PARK VALE COTTAGE, PARK VALE, NESTON UK Postcode CH64 9QR	ORDINARY	48,535
Name(s): CAPITA IRG TRUSTEES LIMITED Address: THE REGISTRY, 34 BECKENHAM ROAD, BECKENHAM, KENT UK Postcode BR3 4TU	ORDINARY	101,966
Name(s): BRIAN DAINTITH Address: 27 STETCHWORD ROAD, WALTON, WARRINGTON, CHESHIRE UK Postcode WA4 6JE	ORDINARY	16,165
Name(s): PERSHING NOMINEES LIMITED Address: CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	ORDINARY	612,018
Name(s): PAUL DOUGHTY Address: 3 PEEL HALL PARK, GONGAR LANE, ASHTON HAYES, CHESTER UK Postcode CH3 8AY	ORDINARY	637,982

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29/6/09

** ~~A~~ director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

DARREN DRABBLE, MONEYSUPERMARKET HOUSE,
ST DAVIDS PARK, EWLOE, CHESTER, CH5 3UZ
Tel 01244 220644
DX number DX exchange

Moneysupermarket.com Group PLC

Unaudited Interim Accounts
Registered number 6160943
31 July 2009

SATURDAY
AGO4ZC81
A06 08/08/2009 307
COMPANIES HOUSE
A15 04/08/2009
COMPANIES HOUSE

Profit and loss account
for the period ended 31 July 2009

	Note	Seven months ended 31 July 2009 £000	Year ended 31 Dec 2008 £000
Administrative expenses		(617)	(1,002)
Operating loss		(617)	(1,002)
Dividends received		18,000	-
Interest (payable)/receivable		(499)	3,193
Profit on ordinary activities before taxation		16,884	2,191
Tax on profit on ordinary activities		-	-
Profit on ordinary activities after taxation		16,884	2,191
Retained profit for the year		16,884	2,191

There are no recognised gains or losses other than the profit shown above.

Balance sheet
at 31 July 2009

	Note	31 July 2009 £000	31 Dec 2008 £000	31 Dec 2007 £000
Fixed assets				
Investments		181,688	181,688	181,688
Current assets				
Debtors		38,253	20,820	44,673
Cash at bank and in hand		16,335	27,994	1,620
		54,588	48,814	46,293
Creditors: amounts falling due within one year		(15,168)	(15,168)	(5,009)
Net current assets		39,420	33,646	41,284
Total assets less current liabilities		221,108	215,334	222,972
Net assets		221,108	215,334	222,972
Capital and reserves				
Called up share capital	*2*	101	101	118
Share premium	*2*	171,047	171,047	170,566
Other reserves	*2*	16,942	16,942	16,923
Profit and loss account	*2*	33,018	27,244	35,365
Shareholders' funds	*2*	221,108	215,334	222,972

These financial statements were approved by the board of directors on 31 July 2009 and were signed on its behalf by:

G Donoghue
Director

Notes
(forming part of the financial statements)

1 Interim accounts

These accounts have been prepared for the purposes of section 270 and are in accordance with the requirements of section 272 of the Companies Act 1985.

2 Capital and reserves

	Share capital	Share Premium	Other Reserves	Profit & Loss Account
	£000	£000	£000	£000
As at 1 January 2009	101	171,047	16,942	27,244
Dividends paid	-	-	-	(11,110)
Profit for the period	-	-	-	16,884
As at 31 July 2009	101	171,047	16,942	33,018

Companies House — for the record —

RECEIVED
2009 DEC -7 A 9:41

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 6160943

Company name in full MONEYSUPERMARKET.COM GROUP PLC.

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	08	2009			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	958,333		
Nominal value of each share	0.02p		
Amount (if any) paid or due on each share *(including any share premium)*	6p.		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

SATURDAY

AGM4ZC8Z
A13 08/08/2009 43
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 139 Fountainbridge, Edinburgh, EH3 9FF **DX 235 Edinburgh or LP - 4 Edinburgh 2**
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) CHRISTIAN NIXON	Class of shares allotted	Number allotted
Address THE CROSSLOOMS, TOWNFIELD LANE, MOLLINGTON, CHESTER	ORDINARY	433426
UK Postcode CH1 6LB		
Name(s) PERSHING NOMINEES LIMITED	Class of shares allotted	Number allotted
Address CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON	ORDINARY	491,574
UK Postcode E14 2BH		
Name(s) KEVIN MOUNTFORD	Class of shares allotted	Number allotted
Address FOURWAYS, CHESTER ROAD, CHURTON, CHESTER	ORDINARY	15,574
UK Postcode CH3 6LA		
Name(s) CAPITA IRG TRUSTEES LIMITED	Class of shares allotted	Number allotted
Address THE REGISTRY, 34 BECKENHAM ROAD, BECKENHAM, KENT	ORDINARY	17,759
UK Postcode BR3 4TU		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 07/08/09

** ~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

DARREN DRABBLE, MONEYSUPERMARKET HOUSE
ST DAVIDS PARK, CHESTER CH5 4UZ
Tel 01244 220684.
DX number DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHFP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number 6160943

Company name in full MONEYSUPERMARKET.COM GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	21	08	2009			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	13,333		
Nominal value of each share	0.02p		
Amount (if any) paid or due on each share *(including any share premium)*	6p.		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

TUESDAY
A9BXHCP9
A22 25/08/2009 97
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 139 Fountainbridge, Edinburgh, EH3 9FF **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): CAPITA IRG TRUSTEES LIMITED Address: THE REGISTRY, 34 BECKENHAM ROAD, BECKENHAM, KENT UK Postcode BR3 4TU	ORDINARY	13,333
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21/8/9

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

DARREN DRABBLE, MONEYSUPERMARKET HOUSE, ST DAVIDS PARK, CHESTER, CH5 4UZ

Tel 01244 220684

DX number DX exchange

In accordance with Sections 114, 162, 228, 237, 275, 358, 702, 720, 743, 805, 809, 877, 892 of the Companies Act 2006.

AD02

Notification of single alternative inspection location (SAIL)

RECEIVED

Companies House — for the record —

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

SATURDAY

AMF3OE6M
A26 17/10/2009 306
COMPANIES HOUSE

✓ **What this form is for**
You may use this form to tell us the address of an alternative inspection location where company records may be kept for inspection.

X **What this form is NOT for**
You cannot use this form to t[...] the address of a location out[...] of the part of the United Kin[...] where the company is regist[...]

1 Company details

Company number	6 1 6 0 9 4 3
Company name in full	MONEYSUPERMARKET.COM GROUP PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Address of the single alternative inspection location (SAIL)

This is the address for an alternative location to the company's registered office for the inspection of the company records. ❶

Building name/number	NORTHERN HOUSE
Street	WOODSOME PARK
Post town	FENAY BRIDGE
County/Region	HUDDERSFIELD
Postcode	HD8 0GA

❶ **Important**
The SAIL must always be in the part of the United Kingdom in which your company is registered.

You need to notify which company records have moved to the SAIL on form AD03 'Change of location of the company records to the single alternative inspection location (SAIL)'. If you have not previously filed form AD03, please file one.

3 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
Director ❷, Secretary, Person authorised ❸, Liquidator, Administrator, Administrative receiver, Receiver, Receiver manager, Charity Commission receiver and manager, CIC manager, Judicial factor.

❷ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

AD02
Notification of single alternative inspection location (SAIL)

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: DARREN DRABBLE

Company name: MONEYSUPERMARKET.COM GROUP PLC

Address: MONEY SUPERMARKET HOUSE, ST. DAVID'S PARK

Post town: EWLOE

County/Region: CHESTER

Postcode: CH5 3UZ

Country: UK

DX

Telephone: 01244 220684

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You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

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Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House,
First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

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For further information, please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Sections 114, 162, 228, 237, 275, 358, 702, 720, 743, 805, 809, 877, 892 of the Companies Act 2006.

AD03

Change of location of the company records to the single alternative inspection location (SAIL)

Companies House

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to tell us which of the company records are held at the SAIL.

✗ **What this form is NOT for**
You cannot use this form to tell us which company records are returning to the registered office. To do this, please use form AD04.

SATURDAY

AMF3NE6L
A26 17/10/2009 307
COMPANIES HOUSE

1 Company details

Company number	6 1 6 0 9 4 3
Company name in full	MONEYSUPERMARKET.COM GROUP PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Company records

The following records are now kept at the single alternative inspection location which is as stated on the last filed form AD02 'Notification of single alternative inspection location (SAIL)'. ❶

Please tick as appropriate:

- [x] Register of members.
- [ ] Register of directors.
- [ ] Directors' service contracts.
- [ ] Directors' indemnities.
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- [ ] Records of resolutions etc.
- [ ] Contracts relating to purchase of own shares.
- [ ] Documents relating to redemption or purchase of own share out of capital by private company.
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- [ ] Report to members of outcome of investigation by public company into interests in its shares.
- [ ] Register of interests in shares disclosed to public company.
- [ ] Instruments creating charges and register of charges: England and Wales or Northern Ireland.
- [ ] Instruments creating charges and register of charges: Scotland.

❶ **Important**
You must file form AD02 'Notification of single alternative inspection location (SAIL)' with this form if you have not filed one previously.

If you have previously filed a form AD03, you do not need to include those records on this form.

A full list of the company records which are held at the SAIL must be included in the company's next Annual Return (AR01).

3 Signature

I am signing this form on behalf of the company.

Signature
Signature
X [signature] X

This form may be signed by:
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AD03

Change of location of the company records to the single alternative inspection location (SAIL)

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: DARREN DRABBLE
Company name: MONEYSUPERMARKET.COM GROUP PLC
Address: MONEYSUPERMARKET HOUSE, ST. DAVID'S PARK
Post town: EWLOE
County/Region: CHESTER
Postcode: CH5 3UZ
Country: UK
DX:
Telephone: 01244 220684

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
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- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

06160943

2009 DEC -7 A 9:51

082-35705

Moneysupermarket.com Group PLC

Annual Report **2008**

SUPPL

FRIDAY

A2WH3934

A12 17/04/2009 183

COMPANIES HOUSE

Our Business

The Group exists to help customers save time and money. Product providers offer customers a wide range of insurance, money, travel and home services products to choose from. As the UK's leading price comparison website, the Group provides customers with a free online service to compare products and to find the one most suited to their needs.

The Group provides its price comparison services to customers via two market leading brands, moneysupermarket.com and travelsupermarket.com.

Contents

Business Overview
Highlights

Our Financial Highlights[1]

Revenues increased by 10% from £162.9m to £178.8m

Adjusted EBITDA[2] of £48.4m

Operating loss of £54.5m after goodwill impairment of £70.0m

Final dividend of 2.2p per ordinary share

Total dividend for the year of 3.5p per ordinary share

Operating cash conversion of 85%

Cash balances of £73.5m at 31 December 2008

1. The financial highlights relate to the Adjusted Income Statement covering the years ended 31 December 2008 and 31 December 2007 assuming a debt free acquisition of Moneysupermarket.com Financial Group Limited by Moneysupermarket.com Group PLC on 1 January 2006, from which date intangible amortisation commenced, and a share option charge which reflects the average charge over the vesting period of currently unexercised options. Further information on the Adjusted Income Statement is set out in the Financial and Business Review on page 22.

2. Adjusted EBITDA is calculated by the Directors by making certain adjustments to the historical compensation levels of the Directors and senior managers, and share based bonus awards to employees on the listing of Moneysupermarket.com Group PLC. These adjustments reflect the Directors' and senior managers' profit share, discretionary bonus and related employer's national insurance contributions. They also include charges relating to the issue of free shares to each eligible employee to the value of £3,000, charges relating to the conditional share award made to Gerald Corbett on listing and charges related to share based compensation relating to options issued prior to listing. Following listing, these elements of compensation no longer apply at these levels. Charges relating to the impairment of goodwill in 2008 have also been added back to calculate adjusted EBITDA. For further information, see page 22.

Our Operational Highlights

Visitors[3] to the Group's website increased by 32% to 120.1m

Transactions on the Group's website increased by 23% to 71.4m

Online brand recognition increased to 80% in September 2008 from 73% in November 2007

Continued diversification across the Group as the Insurance, Travel and Home Services verticals continue to grow

3. As noted in the prospectus issued in connection with the listing of Moneysupermarket.com Group PLC on 31 July 2007, the Group's visitor numbers during the period between January and May 2007 were understated due to certain visitors not being assigned a unique global user ID. The issue was resolved in May 2007 and has not impacted visitor numbers in the Insurance vertical after May 2007. The Group has not been able to quantify the exact extent of the understatement.

   The Group recorded a substantial increase in its reported visitors from 27 April 2008 to the end of June 2008 following a release made in respect of the anti-virus software AVG. In assessing whether a webpage was safe it 'followed' every link or url displayed on an email or webpage to the destination website. This meant that many web based businesses including the Group recorded visitors from users of the AVG software who themselves did not technically visit the website. The 2008 visitor count has been adjusted for the estimated impact of this. AVG released a further update to its anti-virus software in early July 2008.

Visitors 2008
120.1m up 32%

Revenue 2008
£178.8m up 10%

2007
91.0m

2007
£162.9m

Business Overview
Our Model

For Customers

The Group attracts customers to its website in a number of ways including television and radio advertising, editorial comment in the press and on television programmes, and from search engines, such as Google, where the Group purchases sponsored listings for relevant keywords and focuses on enhancing the ranking of the Group's website in the natural results listings.

The Group provides customers with a free online service enabling them to compare a wide range of products in the insurance, money, travel and home services markets and to find the product most suited to their needs. The Group's website enables customers to compare products by price, product features and service.

In addition to these comparison services, the Group helps and supports customers to research the product they wish to purchase. This includes news articles, guides, video blogs, web chats, and the ability to ask the views either directly of our employees or other customers in our forums.

The Group also sends weekly Rate Alert and Fare Alert emails to customers, enabling them to keep up to date with the latest deals, offers and best buys on a wide range of products.

The Group invests significantly in innovation and product development to ensure that the customer experience is continually enhanced. Customers benefit from enhanced website functionality, improvements in existing products and the addition of new products and features.

Our price comparison services offer a compelling proposition to both customers and product providers

For Product Providers

The Group provides product providers access to significant volumes of informed customers who, having compared the market, are ready to make a purchase. This improves the focus and efficiency of their marketing spend and means the Group provides product providers with a cost effective distribution channel.

The significant investment by the Group in innovation and product development benefits product providers by delivering to them customers who are more likely to purchase their products.

The Group is remunerated by product providers either on a cost per click model, when a customer clicks through from the Group's website to a product provider's website, or on a cost per action model, when a customer completes an application for a product or purchases a product from the product provider, or a combination of the two models.

The Insurance vertical offers customers the opportunity to search for, and compare, insurance products in 15 channels including:

- Car insurance
- Buildings and contents insurance
- Travel insurance
- Life insurance

The Group continued to focus during the year on product development to ensure the customer experience was enhanced. This included:

- **Policy Wizard** – the Group launched a tool in the motor insurance channel, enabling customers to make changes to their policy details, for example, the level of policy excess, and compare the impact of this on the premium of multiple providers in real time. This significantly improves the usability of the motor insurance channel for customers.
- **New question set** – the Group revised the questions it asks customers during the year in its motor insurance and home insurance channels. This enables quote results to be more tailored to customers' personal circumstances.
- **Home insurance instant email** – the Group launched a new facility in the home insurance channel to email customers a results table which is valid for 30 days. This enables customers to return to the results table in a single click rather than having to complete a new quote, improving the usability of this channel for customers.
- **Comparison facility** – the Group launched a new comparison facility in the motor insurance and home insurance channels. This enables customers to compare the policy details of up to five products side by side, helping customers to compare different product features and to find the product most suited to their needs.

Customer case study

Pam Cowen-Wright lives near Mold in North Wales and runs her own recruitment business. She recently saved £105 on the insurance for her Land Rover Discovery by using moneysupermarket.com.

Pam, 36, said: "I use moneysupermarket.com for everything as it's so easy to use but most recently I used it for my car insurance. We always shop around when our insurance policies are up for renewal and this time I managed to save £105 by using moneysupermarket.com.

You can save so much money with comparison sites and in today's climate I think it's more important than ever to be prudent and see where you can save money."

£105

saved on car insurance

Revenue

£77.7m (2007: £56.4m)

Visitors

24.8m (2007: 20.7m)

The Money vertical offers customers the opportunity to search for, and compare, financial products in 14 channels including:

- Mortgages
- Loans
- Credit cards
- Savings
- Current accounts

Throughout 2008, the Group implemented a number of product developments to enhance the customer experience within the Money vertical. These included:

- **Customer reviews** – the Group introduced customer reviews allowing customers to view feedback from other customers on different products as part of the redevelopment of the credit cards, loans and savings channels.
- **New features** – the Group focused on improving the usability of the key Money channels. This included the introduction of features that allow customers to tailor their searches to suit their individual needs.
- **Decision support** – the Group identified different customer needs through customer research. This resulted in the development of a new support area within certain key Money channels which provides money saving advice, help and support and the option to receive a weekly rate alert email.
- **Customer journey** – the Group improved the customer journey within the Money channels in 2008 including reductions in the number of steps customers are required to take in order to compare products, thereby enabling the customer to save more time.

Customer case study

Jim and Dorothy Ogden rely on their savings to supplement their retirement income. It is therefore important that they earn as high a return as possible on their money, so they use moneysupermarket.com to keep an eye on savings rates.

Jim, a 79-year old retired civil engineer, said: "I've got a final salary pension but it hasn't kept up with rises in the cost of living so we have to rely on our savings as well. The interest we earn on our savings used to be enough to supplement our pension, but it's gone down so much recently that it's getting harder and harder to get by without having to dip into our capital.

We therefore need to keep an eye on savings rates to make sure we're getting the best rate possible. moneysupermarket.com makes this easy as we can view all the leading rates and see how they compare with our existing accounts. If any of our accounts have lost their competitive edge we move our money to a better deal."

Revenue

£68.3m (2007: £76.0m)

Visitors

35.1m (2007: 27.7m)

The Travel vertical offers customers the opportunity to search for, and compare, travel products in 9 channels including:

- Flights
- Package holidays
- Car hire
- Hotels

During 2008, the Group continued to focus on innovation, resulting in a number of enhancements over the course of the year, each aimed at improving the customer experience. These included:

- **Website redesign** – the Group commenced a major project to refresh the look and feel of travelsupermarket.com to make it more inspirational and to really excite customers about the prospect of travelling and holidaying. This was initially released to customers as an alternative or 'beta' version and will be fully live during 2009.
- **Trip Advisor** – the Group worked closely with Expedia to integrate their customer reviews and ratings into the hotels channel, enabling customers to check the suitability of their hotel choice before booking it.
- **Virtual Earth** – the Group worked closely with Microsoft to bring maps and geo coding to the hotels channel. This allows customers to view their hotel choice on an interactive map in conjunction with other useful information such as the location of museums, attractions and public transport.
- **Brochure details** – the Group integrated brochure information into the holidays channel allowing customers the opportunity to see a range of details about the holiday they are considering including photos, amenities and tour operator reviews.

Customer case study

Al Prior, 47, is a consultant for an engineering software company. He travels to Europe on business regularly and uses travelsupermarket.com to find flight and hotel deals.

Al said: "I use travelsupermarket.com a lot for business travel as I fly to Europe once every month or so. Because I have to be there at specific times for meetings, it's not only price that I'm comparing. I also need to know that I can get there at the right time and travelsupermarket.com is great because I can see everything – flight times and cost – in one go, rather than having to go to all the websites of airlines individually.

As well as flight searches, I also use the hotels channel regularly. I tend to stay in the same type of hotel, so if I'm going to a new place, I look for certain chains to see if they have a hotel that is conveniently located."

Revenue
£19.1m (2007: £15.0m)
Visitors
48.9m (2007: 37.0m)

The Home Services vertical offers customers the opportunity to search for, and compare, home services products in the following 4 channels:

- Utilities
- Mobile phones
- Shopping
- Broadband

During the course of the year, the Group implemented a number of product developments to the Home Services vertical aimed at enabling customers to find the product most suited to their needs. These included:

- **Shopping channel** – the Group launched its own shopping channel in September 2008 replacing a previous third party provided solution. This new channel provides further opportunities for customers to compare prices on a wide range of products including games consoles, TVs and computers, and to find the product most suited to their needs.
- **Broadband speed test** – the Group launched a free speed test service to customers in the broadband channel, allowing customers to measure the download and upload speeds they receive from their current broadband provider. This enables customers to check they are receiving the service they expect from their broadband provider.
- **Mobile recycling** – the Group launched a new service in the mobile phone channel, enabling customers to recycle their old mobile, to earn money and help the environment.

Customer case study

Hayley Mendis is a waitress in a busy Trafford Centre restaurant. The 26 year old lives in a nearby Manchester suburb with her partner and baby daughter, Tamsin, and likes to return to a warm house after her shift.

Hayley said: "Three months after I moved into my house, I got a big electricity bill in the mail and an even bigger gas bill. I was so shocked at the size of them that I took my bills to the library and searched on moneysupermarket.com for the best gas and electricity prices.

I signed up with npower which was the best value of all for my circumstances. Instead of paying £120 per quarter for electricity plus £140 per quarter for gas, I'm now paying a total of £60 per month on direct debit which will save me £320 this year.

And if prices start falling, I'll go to the library again and apply on moneysupermarket.com for a new cheaper deal."

£320
saving on utility bills

Revenue
£7.4m (2007: £4.5m)
Visitors
11.2m (2007: 5.7m)

Business Review
Chairman's Statement

Our second year as a public company has been characterised by change both within and outside the Group.

The credit crunch, or liquidity crisis in the banking system, spread and deepened during the year. We saw the failure of a number of banks, whilst others both in the UK and overseas required rescue packages from Governments and Central Banks.

Against this economic backdrop and the deteriorating market conditions in the second half of the year, the Group recorded revenue growth of 10% to £178.8m for the year ending 31 December 2008 underpinned by strong visitor growth in the year of 32% to 120.1m visitors. These solid figures are in spite of a significant decline in revenue from the Money vertical in the second half of the year, due entirely to the credit crunch.

The diversity of our business has proved to be, and will continue to be, an important strength with the growth in the Insurance, Travel and Home Services verticals helping to offset declines experienced in the Money vertical.

The worsening economic conditions and the turmoil in the credit and wider financial markets have resulted in the Group recording an impairment charge of £70.0m against goodwill in 2008. The Group is therefore reporting a statutory loss after tax of £59.1m for the year.

However, we remain strongly cash generative and ended 2008 with a balance sheet containing no debt and a cash balance which increased during the year by £19.5m to £73.5m. Despite a 9% decline in adjusted EBITDA to £48.4m, this is a creditable set of results given the challenging market conditions experienced during the year.

In August 2008, we announced that we would implement an enhanced dividend policy paying approximately one half of adjusted net profits as dividends each year. In October 2008 we paid our maiden interim dividend of 1.3p per ordinary share.

In line with this revised dividend policy, the Board recommends a final dividend of 2.2p per ordinary share, to be paid on 1 May 2009. If approved by shareholders, this will make a full year dividend of 3.5p per ordinary share.

In last years' statement I referred to the importance of improving our management process and upgrading the quality of our management team. The Group has grown rapidly in the last nine years, but is now of a size and complexity that requires a different management approach to that when the Group was in its entrepreneurial 'super-growth' phase. This is particularly so given the challenges of the credit crunch and the consumer recession.

In December, we announced that the Group's founder, Simon Nixon, had decided to step down from his role as Chief Executive Officer on 25 February 2009. Simon became Executive Deputy Chairman on that date. In his new role, Simon will focus on strategic innovation and development.

It is a tribute to Simon's vision and commitment that the Group has developed into the business it is today. On behalf of the Board and shareholders I would like to thank Simon for the immense contribution he has made to the development of the Group and look forward to working with him in his new role.

In December we announced that Peter Plumb, who joined the Group earlier in the year, would join the Board as an Executive Director with effect from 1 January 2009 and replace Simon as Chief Executive Officer on 25 February 2009. Peter is a tried and tested general manager in international, marketing-intensive businesses and brings with him a wide mix of skills and experience. He was previously UK managing director of dunnhumby Limited, the customer insights business and prior to that held senior positions with Disney, Dyson and PepsiCo. The Board is confident that Peter will steer the executive management team through the challenging market environment.

The Group has further strengthened the Board with the appointment of Graham Donoghue, the Managing Director of Travel, and David Osborne, the Marketing Director, as Executive Directors with effect from 23 February 2009. Graham joined the Group in July 2008 from TUI Travel plc where he was new media director and David joined the Group in February 2009 from easyJet where he was UK regional general manager.

These changes will help take the Group to the next stage of its development as we concentrate not only on growing the Group, but also running the business that we have better. Like many UK consumer facing companies, the immediate outlook is not good. We cannot assume that the effects of the credit crunch will suddenly lift and our business return to the levels of 2007. All of our verticals have begun the year down on the same period last year and are suffering from the effects of the recession.

In the short term we must reconfigure ourselves for lower levels of demand. We are helped by the fact that most of our profit converts to cash, we have no debt and £73.5m of cash balances at the end of 2008. Our task is to improve what we have so we are well positioned when our markets eventually recover, which they will.

In these challenging times, our results demonstrate the robust and diversified nature of our business. These results are to the credit of our employees and on behalf of the Board I would like to thank them for their hard work and commitment during the year. I would also like to thank my colleagues on the Board for their contributions during the course of the year. The Group remains well placed despite the current market conditions and this gives us all confidence for the future.

Gerald Corbett

Gerald Corbett

Full year dividend

3.5p per ordinary share

Business Review
Chief Executive's Report

In the year ended 31 December 2008, the Group has performed well despite the challenging trading conditions that have been driven by the tightening credit markets and downturn in the economy. Group revenue has increased year on year by 10% from £162.9m to £178.8m and the Insurance, Travel and Home Services verticals have all continued to grow helping to compensate for the decline seen in the Money vertical.

Adjusted EBITDA declined in the year by 9% to £48.4m principally due to further investment in the Group's online offering and the increased customer acquisition costs in the Insurance vertical. The Group remained strongly cash generative and ended 2008 with no debt and the cash balance increasing during the year by £19.5m to £73.5m. We believe this demonstrates the resilience of our diversified business model in these difficult economic times.

Insurance is now the largest vertical in the Group, accounting for 43% of Group revenue. Revenue grew in the year by 38% to £77.7m (2007: £56.4m) albeit at a slowing rate as the year went on. This was driven both by improved commercial arrangements with providers and increased visitor numbers that were 20% higher than in 2007. We maintained a strong market position in a sector which continued to show growth during the year despite the increasing level of competition from other online aggregators who spent significantly on television advertising and bid aggressively on search engines. We believe we still have the most complete insurance comparison engine in the UK offering our customers the widest choice of providers together with a very strong brand.

During the course of 2008, and in particular in the second half of the year, the Money vertical felt the impact of the deepening global banking crisis. Revenue in the year declined by 10% to £68.3m (2007: £76.0m) as credit markets continued to tighten. With the UK consumer seeking to reduce debt and providers continuing to tighten their lending criteria, revenue declines were most notable in the loans and mortgages channels. Visitors to the Money vertical were however 27% higher in 2008 than in 2007 demonstrating the value of the website to our customers, particularly in times of uncertainty.

The impact of the credit crunch and the worsening economic conditions were particularly felt in the secured loans market which contracted substantially. In July, Barclays took the decision to close its subsidiary First Plus to new business with effect from August. First Plus had provided the Group with an exclusive market leading product and represented approximately 10% of Group revenue at the time it closed to new business. Although the Group was able to replace some of the revenue lost following the withdrawal by Barclays, the continued tightening of the supply of available credit throughout the year meant that revenue from secured lending in the second half of the year was significantly lower than the first half.

Savings showed the strongest growth in the Money vertical with revenue increasing by approximately 80% in the year as customers sought to spread their cash balances across a number of accounts to take advantage of the protection afforded by the Financial Services Authority Compensation Scheme, and to find the best returns as interest rates fell.

The Travel vertical performed well with revenue increasing in the year by 27% to £19.1m (2007: £15.0m). Growth slowed over the second half of the year as customers sought to reduce discretionary expenditure. Revenue growth was driven by increased visitors to the vertical which were 32% higher in 2008 than in 2007.

The Home Services vertical delivered a strong performance in 2008 with revenue increasing 63% in the year to £7.4m (2007: £4.5m). For a large part of the year, utility prices were increasing, prompting customers to shop around for the best available deal. The Home Services vertical is now well established and experienced visitor growth in the year of 97%.

In September 2008 the Group launched its own shopping channel. Whilst the Group has had a shopping channel on the website for some time, this was previously provided by a third party. This limited the Group's ability to drive visitors to its website from search engines and therefore our ability to grow this channel. The Group now has its own product which gives an additional 75,000 pages to be indexed by search engines, enabling results from our shopping channel to appear in the natural listings on search engines, increasing revenue.

Mortgage 2000, the Group's offline business which specialises in supporting mortgage intermediaries continued to decline throughout the year reflecting the declining mortgage market. The Group is currently reviewing its options for this business.

The Group's strategy in 2008

Despite the current challenging economic conditions, the Group remains well placed to respond to the continuing structural shift in consumers' and providers' behaviour as consumers spend increasing amounts of time online and their confidence in, and familiarity with, transacting over the internet increases.

We believe the Group provides the largest and most effective price comparison marketplace in the UK, matching providers with customers who, having compared the market, are ready to make a purchase, thereby improving the focus and efficiency of providers' marketing spend.

Revenue
£178.8m (2007: £162.9m)
Increased by **10%**

Simon Nixon

Business Review
Chief Executive's Report continued

The Group's strategy to capitalise on this structural shift has focused on three main areas in the last financial year:

Customer focus
The Group is committed to saving its customers time and money. This sits at the heart of the Group and its innovation and product development. Each new website development, new tool or new product that the Group launches is intended to save its customers time and money, support the customer in his or her purchasing decision or enhance the customer experience.

This constant focus on placing the customer first helps ensure that the Group remains at the front of customers' minds and is central to how the Group is run.

Innovation and product development
The Group has continued to invest in innovation and product development in 2008 and will continue to do so. Customers see the benefits of this innovation in enhanced website functionality, improvements in existing products and the addition of new products and features. This focus on innovation and product development ensures that the customer experience is continually enhanced and the Group remains their first choice for price comparison in the UK. By enhancing the customer experience and providing support to customers in their purchasing decision, providers benefit from increased conversion rates and a more efficient marketing spend.

Examples of new products and services introduced in 2008 include:

- The launch of a 'Policy Wizard' tool in motor insurance which enables customers to find the policy that exactly meets their needs and see prices update in real time. This significantly improves the usability of the motor insurance channel and will improve providers' conversion rates.
- The look and feel of the Travel website was refreshed to make it more inspirational; to really excite customers about the prospect of travelling or holidaying and to make it more intuitive to use. This was initially released to customers as an alternative or 'beta' version and will be fully live during 2009.
- The Group integrated hotel reviews from Trip Advisor and added far more photos, videos and content into its Travel website.
- The Group launched a new credit cards channel and enhanced the loans and savings channels, both of which now include expert, video and user reviews, all substantially improving the customer experience.
- The Group extended the question set within its motor and home insurance channels to enable customers to obtain a more tailored quote for their personal circumstances.
- In September 2008 the Group launched its own shopping channel. This channel is already performing well and the Group is planning to further improve its functionality to make it a market leading proposition.

Brand awareness
Marketing and PR drive new customers to the Group's website and ensure that the Group remains at the front of customers' minds. The Group has continued to invest heavily in its brand as part of a highly focused marketing strategy. This has helped the Group to increase the number of visitors attracted to its website by 32% to 120.1m (2007: 91.0m) and has helped to ensure the Group remains the UK's leading price comparison website. The success of this strategy is reflected in the increased online brand recognition of moneysupermarket.com to 80% in September 2008 from 73% in November 2007.

The Group continues to supply best buy tables to the personal finance sections of a number of national newspapers including The Telegraph, The Times and The Independent and in 2008 spent £19.0m on television advertising (2007: £17.0m). With increased competition from other online aggregators, most notably in motor insurance, the Group's brand remains one of its most important and valuable assets.

Simon Nixon

Before I outline the Group's strategy in 2009, I would like to thank Simon for his help and support during my transition to Chief Executive Officer. I very much look forward to working with him in his new role, where he will continue to drive product development and innovation across the Group.

The Group's strategy in 2009
Simon's Chief Executive Report described the Group's strategy during 2008 and in particular the focus on customers, innovation and product development, and brand awareness.

These cornerstones of the Group's strategy in 2008, which have served the Group well in its development and growth to date, will continue to form a major part of the plans for 2009. However, the unprecedented global financial crisis and the subsequent UK recession means the Group faces a very different marketplace to that which it has encountered in the past.

Our immediate task is to reconfigure our business for the lower levels of demand we are seeing due to the recession and to concentrate on managing our existing business better. 2009 will be a difficult year and we cannot assume 2010 will be any easier. More so now than ever, the Group must remain flexible and responsive to the changing market conditions and changing customer needs.

Accordingly, the Group's priorities for 2009 will focus on the following areas, each of which interacts with the other as part of an overall strategy:

Marketing
moneysupermarket.com and travelsupermarket.com are both market leading brands, with online brand recognition at their highest ever levels as a result of the major marketing and PR investment by the Group over the past three years. In 2009, the Group will continue to invest significantly in its brands and will focus on building more innovative and effective communication with its customers. Making the marketing investment and the Group's brands work harder will be a major challenge for the business this year as we seek to optimise our marketing spend.

Innovation and product development
Continued innovation and product development remain key to the Group's strategy in spite of the downturn. Customers are already benefiting from a more personalised search capability across the website, in the form of customer reviews, richer content and smart search tools and wizards. Such innovations not only save customers money but also time.

The Group will continue to focus in 2009 on innovation and product development with the aim of saving customers more time and money. The Group will also invest in developing its existing systems, both to simplify the customer proposition and to make more of what the Group already has.

The Group will further look at and test innovative new opportunities to utilise and leverage its core price comparison competencies in markets different to those in which the Group currently operates.

Insight led
The Group will focus in 2009 on using its data better and developing tools and capabilities from which it can drive decision making. In a challenging market, it is essential that as an online business the Group uses every piece of information effectively.

As the Group becomes more analytical in its approach, the insight and knowledge it gathers about its business, customers and providers will enable the Group to optimise its decision making and to monitor its performance against its goals. This will ensure the Group is able to manage its business better in the short, medium and long term.

Customer focus
Saving customers time and money remains at the very heart of the Group's philosophy and the Group will continue to focus on this during 2009 and beyond. The Group has started to build a single base of customer knowledge, and as a business, recognises the need to be much more inquisitive about customer behaviours and attitudes so that the Group can respond to them with better service and more tailored products.

As the UK continues in recession and customers need to find more ways to save money, the Group's focus on customers will be more important than ever.

Outlook in 2009
The short term outlook is not good. Revenue to date this year is significantly down on last year, entirely due to the recession. We will manage ourselves accordingly.

However, the Group has many important strengths, including a diversified business, market leading brands, high brand recognition with customers and a motivated workforce. I am confident that the successful execution of the Group's strategy in 2009 will position the business for long term sustainable growth.

Peter Plumb

Business Review
Financial and Business Review

Moneysupermarket.com Group PLC (the 'Company') was formed as a new holding company on 14 March 2007 and it acquired Moneysupermarket.com Financial Group Limited and its subsidiaries (together the 'Group') on 22 June 2007. Accordingly the Group is presenting group results for the year ended 31 December 2008 and the period ended 31 December 2007. These have been presented on pages 54 to 74. Revenue in 2008 was £178.8m (2007: £88.3m), and after an impairment charge of £70.0m, generated a net loss after tax of £59.1m (2007: profit £9.4m).

The Group is also presenting below an Adjusted Income Statement for the years ended 31 December 2008 and 31 December 2007 to show what the financial results would have been had the Company acquired Moneysupermarket.com Financial Group Limited on 1 January 2006. The Directors believe that this will allow users of the financial information to gain a better understanding of the underlying performance of the business. This is consistent with the presentation made last year. The Adjusted Income Statement forms the basis of the commentary contained in the Financial and Business Review presented below unless otherwise stated.

Adjusted Income Statement
for the year ended 31 December 2008

	Actual 2008 £000	Proforma 2007 £000
Revenue	**178,800**	162,882
Internet	**172,532**	152,220
Intermediary	**6,268**	10,662
Cost of sales	**(62,064)**	(54,268)
Gross profit	**116,736**	108,614
Distribution expenses	**(21,618)**	(19,640)
Administrative expenses – excluding Directors' and senior managers' profit share and discretionary bonuses, and share based compensation	**(75,310)**	(62,837)
Administrative expenses – Directors' and senior managers' profit share and discretionary bonuses	**-**	(4,967)
Administrative expenses – share based compensation	**(4,325)**	(4,433)
Administrative expenses – impairment of goodwill	**(70,000)**	-
Administrative expenses	**(149,635)**	(72,237)
(Loss)/profit from operating activities	**(54,517)**	16,737
Adjusted EBITDA		
(Loss)/profit from operating activities	**(54,517)**	16,737
Directors' and senior managers' profit share and discretionary bonuses	**-**	4,967
Share based compensation	**4,163**	4,433
Amortisation of intangible assets	**25,200**	25,200
Impairment of goodwill	**70,000**	-
Depreciation	**3,543**	1,612
Adjusted EBITDA	**48,389**	52,949
Adjusted earnings per ordinary share:		
– basic	**6.9p**	7.5p
– diluted	**6.8p**	7.3p

Notes

Basis of preparation

The adjusted results show the trading results of the Group for the years ended 31 December 2008 and 31 December 2007 adjusted for the following assumptions:

- The acquisition of Moneysupermarket.com Financial Group Limited by the Company occurred debt free on 1 January 2006.
- The charge for share options is the average expected charge over the vesting period of options still to be exercised following the listing of the Company on 31 July 2007.

Adjusted basic and diluted earnings per ordinary share figures which have been included are based on an adjusted net profit figure assuming that the number of ordinary shares and options in issue at 31 December 2007 had been in issue since 1 January 2007. Options and shares issued since 28 December 2007 have been included in the adjusted diluted earnings per share calculation on a pro rata basis. The adjusted earnings per share calculations assume a 30% tax rate for 2007 and a 28.5% rate for 2008.

The Directors regard an adjusted EBITDA figure as being the most meaningful profit measure for this period. The following adjustments have been made to the Adjusted Income Statement:

- The acquisition of Moneysupermarket.com Financial Group Limited by the Company gave rise to £207.2m of intangible assets. These are to be written off over a period of 3-10 years with a charge of £25.2m per annum to be recorded in each of the first three years. This has been shown within administrative expenses as a charge of £25.2m in the 2008 and 2007 Adjusted Income Statement.
- With effect from the listing of the Company on 31 July 2007, Directors' and senior managers' compensation was revised and the individuals entered into new service agreements. Directors' and certain senior managers' profit share, discretionary bonus and employer's national insurance contributions have been added back in calculating adjusted EBITDA in 2007 to reflect the fact that following the listing on 31 July 2007 these elements of compensation no longer apply to these individuals. No adjustments are required for the year ended 31 December 2008.
- Share option charges relating to options granted to Directors, senior managers' and other employees of the Group before the listing of the Company on 31 July 2007 have been added back to calculate adjusted EBITDA. Prior to the acquisition of Moneysupermarket.com Financial Group Limited by the Company, Moneysupermarket.com Financial Group Limited issued share options to employees on terms that will not be offered moving forwards. On listing, the Company also issued 'free' shares to the value of £3,000 as a 'bonus' to each eligible employee as part of its Share Incentive Plan scheme. On listing, the Company also entered into an agreement with Gerald Corbett under which Gerald Corbett purchased 117,647 ordinary shares in the Company and provided he completes three years service as Chairman of the Company from listing and he retains the ordinary shares he purchased, he will be entitled to subscribe at nominal value for 235,294 ordinary shares in the Company.
- The Company made conditional share awards under the terms of the Company's Long Term Incentive Plan on 28 December 2007 and on 4 March 2008.
- The Group has performed an impairment review during the year resulting in an impairment charge against goodwill of £70.0m which has been added back to calculate adjusted EBITDA. Further details of the calculation performed are provided on pages 67 and 68.

Business Review
Financial and Business Review continued

Revenue 2008
£178.8m up 10%

2007 **£162.9m**
2008 **£178.8m**

Gross profit 2008
£116.7m up 7%

2007 **£108.6m**
2008 **£116.7m**

Overview of financial performance
Revenue grew by 10% to £178.8m (2007: £162.9m) and adjusted EBITDA fell by 9% to £48.4m (2007: £52.9m). The internet business generated £172.5m of revenue representing an increase of 13% on 2007. Revenue growth was impacted by the credit crunch which reduced the supply of credit to the market in general and reduced revenue year on year in the Money vertical. Revenue in all of the other internet verticals grew compared with last year. The intermediary business generated £6.3m of revenue representing a decrease of 41% on 2007. The intermediary business also suffered as a result of lower lending volumes in the UK mortgage market. The Group is currently considering a number of options in respect of the intermediary business.

Gross margins fell slightly compared with last year from 67% to 65%. Gross margins benefited from a favourable sales mix, as the lower margin intermediary business contributed 3% of Group revenue in 2008 compared to 7% in 2007. The Group was able to maintain its direct-to-site revenue as a proportion of total revenue over the period. During the third quarter customer acquisition costs increased substantially in the Insurance vertical which reduced gross margins overall. However these returned to more normal levels in the fourth quarter.

The adjusted cost base before depreciation increased by 23% from £55.7m to £68.4m. Distribution costs, which consist primarily of TV advertising, increased by 10% on last year to £21.6m. Although the Group advertised across all of its verticals, more of the spend was targeted at insurance, this being both the most competitive market segment and the fastest growing in absolute terms.

The Group has further strengthened its online brand recognition which increased to 80% in 2008 as measured by a YouGov survey regularly commissioned by the Group.

Adjusted administrative expenses increased by 34% over the period. Total adjusted staff costs increased by £7.6m to £30.4m in 2008. The Group reduced its permanent headcount over the period, and particularly the second half of the year, from 647 to 555 reflecting declining revenue in the Money vertical and a downsizing of the workforce in the intermediary business. The Group invested approximately £3.3m in third party resource in the Money vertical to transfer its technology from ASP to ASP.net to ensure its core technology remained current and 'supported' by Microsoft and to improve the look, feel and functionality of a number of the key channels. This work was completed in the fourth quarter of 2008.

Other administrative costs, including irrecoverable VAT, increased by £3.0m accentuated by a change in sales mix towards sales which were exempt from VAT, notably insurance, together with the introduction of a second data centre to provide business continuity management capability in the first quarter of 2008.

The Group reshaped its operations in Germany and invested £2.2m in 2008 against £0.7m in 2007, launching operations in the Money vertical in January 2009 through the website www.marktvergleich.de.

Adjusted EBITDA margins fell from 32% in 2007 to 27% in 2008.

Visitors 2008
120.1m up 32%

Transactions 2008
71.4m up 23%

2007	2008
91.0m	**120.1m**

2007	2008
58.2m	**71.4m**

The Group operates two different business segments in the UK (internet and intermediary). The internet business operates across four vertical markets. These are discussed below:

	Revenue			
	31 December 2008		31 December 2007	
	£000	**%**	£000	%
Money[1]	**68,265**	**38**	75,996	46
Insurance[1]	**77,739**	**44**	56,436	35
Travel	**19,089**	**11**	15,004	9
Home Services	**7,416**	**4**	4,540	3
Other – UK	**23**	**0**	87	0
Total internet UK	**172,532**	**97**	152,063	93
Germany	**–**	**0**	157	0
Total internet	**172,532**	**97**	152,220	93
Intermediary	**6,268**	**3**	10,662	7
Total	**178,800**	**100**	162,882	100

1 During 2008 the Group undertook an exercise based on additional information made available to it to reallocate impression-based advertising revenue between the Money and Insurance verticals in 2007 consistent with the results presented for the year ended 2008. As a result of this exercise £2.0m previously shown in the Money vertical in other revenue has been reallocated and recorded in other revenue in the Insurance vertical in respect of the year ended 31 December 2007.

Internet business

The UK internet business accounted for 97% of Group revenue in the year ended 31 December 2008. The Directors use key performance indicators ('KPIs') to assess the performance of the internet business against the Group's strategy. These are reviewed on a regular basis. The principal KPIs for the internet business are as follows:

Visitors

The Group measures the number of visitors to its website as the number of unique visitors per day per channel, measured on a cumulative basis using cookie-based tracking methodologies.

Transactions

The Group measures transactions at the point in time that the customer leaves the Group's website having clicked through to a third party website, or in some cases having completed an application form hosted on the Group's website.

Revenue per visitor ('RPV')

The Group measures the total revenue (including click and other internet revenue) divided by the number of visitors defined above.

Revenue per transaction ('RPT')

The Group measures the click based revenue divided by the total number of transactions defined above.

Revenue 2008
£68.3m down 10%

Visitors 2008
35.1m up 27%

2007	2008
£76.0m	**£68.3m**

2007	2008
27.7m	**35.1m**

The relative performance of each of the internet verticals is discussed below:

Money

The Money vertical currently offers customers the ability to search for, and compare, products for, amongst other things, business finance, credit cards, current accounts, mortgages, loans, debt solutions and savings accounts. It also includes elements of the Group's lead business (PAA) and advisory business (MCAT) together with advertising revenue that derives from financial products.

The KPIs for the Money vertical are shown below:

	31 December 2008	31 December 2007	Change
Visitors (000)[1]	**35,131**	27,676	27%
Transactions (000)	**15,003**	12,557	19%
Revenue (£000) – click based revenue	**57,372**	60,779	–6%
Revenue (£000) – other[2]	**10,893**	15,217	–28%
Revenue (£000) – total	**68,265**	75,996	–10%
RPV	**£1.94**	£2.75	
RPT	**£3.82**	£4.84	

1. The Group recorded a substantial increase in its reported visitors from 27 April 2008 to the end of June 2008 following a release made in respect of the anti-virus software AVG. In assessing whether a webpage was safe it 'followed' every link or url displayed on an email or webpage to the destination website. This meant that many web based businesses including the Group recorded visitors from users of the AVG software who themselves did not technically visit the website. The 2008 visitor count has been adjusted for the estimated impact of this. AVG released a further update to its anti-virus software in early July 2008.

2. During 2008 the Group undertook an exercise based on additional information made available to it to reallocate impression-based advertising revenue between the Money and Insurance verticals in 2007 consistent with the results presented for the year ended 2008. As a result of this exercise £2.0m previously shown in the Money vertical in other revenue has been reallocated and recorded in other revenue in the Insurance vertical in respect of the year ended 31 December 2007.

Total revenue in the Money vertical decreased by 10% from £76.0m to £68.3m and click based revenue by 6% from £60.8m to £57.4m. Visitor growth of 27% has been offset by a decline in RPV of 29% in the year. The Group noted during the year, and in particular the second half of the year, that lenders significantly tightened their lending criteria. Indeed a number of providers withdrew from the market completely as the credit crunch began to deepen, reducing the supply of available credit. This impacted all of the credit based channels but most markedly the secured loans channel, which also suffered as home equity declined with the falling housing market. First Plus, a subsidiary of Barclays, which was the Group's largest single provider by revenue in 2007 closed to new business in August 2008. First Plus represented approximately 10% of Group revenue at the time it closed to new business.

Revenue generated from savings grew significantly year on year as customers sought both to maximise their returns on investments and reduce exposure to individual banks amidst the uncertainty that arose following the collapse of a number of financial institutions. The overall impact of the change in sales mix away from debt products towards savings products, together with the reduced availability of credit, was to reduce the average RPT and consequently RPV.

Other revenue, which includes revenue from the sale of leads through PAA, commission based sales through MCAT for mortgages and loans, and advertising revenue, declined 28% over the year. Leads and commission based revenue fell in line with the declining credit markets. Revenue from advertising declined relative to 2007 following a deliberate reduction in the space made available for impression-based advertising, aimed at improving the user experience on the website.

Revenue 2008
£77.7m up 38%

Visitors 2008
24.8m up 20%

2007	2008
£56.4m	£77.7m

2007	2008
20.7m	24.8m

Insurance

The Insurance vertical currently offers customers the ability to search for, and compare, insurance products for, amongst other things, breakdown, dental, home, life, medical, mortgage payment protection, motor, payment protection, pet and travel insurance. It also includes elements of the Group's lead business (PAA) and advisory business (MCAT) together with advertising revenue that derives from insurance products.

The KPIs for the Insurance vertical are shown below:

	31 December 2008	31 December 2007	Change
Visitors (000)[1]	**24,830**	20,677	20%
Transactions (000)	**15,385**	13,291	16%
Revenue (£000) – click based revenue	**66,614**	46,674	43%
Revenue (£000) – other[2]	**11,125**	9,762	14%
Revenue (£000) – total	**77,739**	56,436	38%
RPV	**£3.13**	£2.73	
RPT	**£4.49**	£3.51	

1. As noted in the prospectus issued in connection with the listing of the Company on 31 July 2007, the Group's visitor numbers during the period between January and May 2007 were understated due to certain visitors not being assigned a unique global user ID. The issue was resolved in May 2007 and has not impacted visitor numbers in the Insurance vertical after May 2007. The Group has not been able to quantify the exact extent of the understatement.

1. The Group recorded a substantial increase in its reported visitors from 27 April 2008 to the end of June 2008 following a release made in respect of the anti-virus software AVG. In assessing whether a webpage was safe it 'followed' every link or url displayed on an email or webpage to the destination website. This meant that many web based businesses including the Group recorded visitors from users of the AVG software who themselves did not technically visit the website. The 2008 visitor count has been adjusted for the estimated impact of this. AVG released a further update to its anti-virus software in early July 2008.

2. During 2008 the Group undertook an exercise based on additional information made available to it to reallocate impression-based advertising revenue between the Money and Insurance verticals in 2007 consistent with the results presented for the year ended 2008. As a result of this exercise £2.0m previously shown in the Money vertical in other revenue has been reallocated and recorded in other revenue in the Insurance vertical in respect of the year ended 31 December 2007.

Total revenue in the Insurance vertical grew by 38% from £56.4m to £77.7m and click based revenue by 43% to £66.6m. RPT increased by 28% to £4.49 as a number of contracts with providers were migrated from a pure cost per click to a cost per action arrangement over the course of 2007 and 2008. This has allowed the Group to benefit from improved conversion rates as a result of better search functionality on its website and improvements made to provider websites. A number of significant enhancements to the website were made in the fourth quarter including the launch of the 'Policy Wizard' in motor insurance, which enables customers in real time to make changes to policy details and compare the impact this has on pricing across multiple providers simultaneously. It is anticipated that the Group will continue to benefit from these improvements in 2009. Other revenue increased by 14% to £11.1m over the period.

The insurance comparison market remains the most competitive that the Group currently operates in. Advertising and in particular television advertising spend in the insurance comparison market increased significantly over the period. In response to this, the Group increased its spend in the Insurance vertical to protect its market share whilst only marginally increasing Group television advertising spend over the prior year. Customer acquisition costs from search engines also increased significantly in the third quarter which is traditionally a competitive period for the motor insurance industry. Customer acquisition costs returned to more normal levels in the fourth quarter. The increased marketing expenditure in 2008 lowered the relative contribution in the Insurance vertical compared to 2007.

Revenue 2008
£19.1m up 27%

2007	2008
£15.0m	**£19.1m**

Visitors 2008
48.9m up 32%

2007	2008
37.0m	**48.9m**

Travel
The Travel vertical currently offers customers the ability to search for, and compare, travel products for, amongst other things, airport parking, car hire, flights, hotels and package holidays.

The KPIs for the Travel vertical are shown below:

	31 December 2008	31 December 2007	Change
Visitors (000)[1]	**48,924**	36,964	32%
Transactions (000)	**38,149**	30,636	25%
Revenue (£000) – click based revenue	**16,818**	13,080	29%
Revenue (£000) – other	**2,271**	1,924	18%
Revenue (£000) – total	**19,089**	15,004	27%
RPV	**£0.39**	£0.41	
RPT	**£0.44**	£0.43	

1. The Group recorded a substantial increase in its reported visitors from 27 April 2008 to the end of June 2008 following a release made in respect of the anti-virus software AVG. In assessing whether a webpage was safe it 'followed' every link or url displayed on an email or webpage to the destination website. This meant that many web based businesses including the Group recorded visitors from users of the AVG software who themselves did not technically visit the website. The 2008 visitor count has been adjusted for the estimated impact of this. AVG released a further update to its anti-virus software in early July 2008.

Total revenue in the Travel vertical grew by 27% from £15.0m to £19.1m and click based revenue by 29% from £13.1m to £16.8m. Visitors grew by 32% over the period whilst RPV fell by 4%. Revenue from the flights channel was impacted in the year by the continued popularity of the low cost branded carriers, a number of which do not pay commissions to the Group.

Revenue growth slowed in the second half of the year as customers began to reduce their levels of discretionary spend. This impacted the flights and hotels channels in particular. Package holidays and car hire revenue continued to grow strongly throughout the period. Other revenue grew 18% to £2.3m driven by increased visitor numbers.

The Group ceased television advertising activity in the Travel vertical for the majority of the second half of the year in response to the weakening market conditions and only recommenced activity in the post Christmas period. Full year television advertising expenditure in the Travel vertical was £2.2m lower than the previous year.

Revenue 2008
£7.4m up 63%

Visitors 2008
11.2m up 97%

2007	2008
£4.5m	**£7.4m**

2007	2008
5.7m	**11.2m**

Home Services
The Home Services vertical offers customers the ability to search for, and compare, products for broadband, mobile telephones, shopping and utilities.

The KPIs for the Home Services vertical are shown below:

	31 December 2008	31 December 2007	Change
Visitors (000)[1]	**11,245**	5,721	97%
Transactions (000)	**2,891**	1,699	70%
Revenue (£000) – click based revenue	**7,297**	4,345	68%
Revenue (£000) – other	**119**	195	–39%
Revenue (£000) – total	**7,416**	4,540	63%
RPV	**£0.66**	£0.79	
RPT	**£2.52**	£2.56	

1. The Group recorded a substantial increase in its reported visitors from 27 April 2008 to the end of June 2008 following a release made in respect of the anti-virus software AVG. In assessing whether a webpage was safe it 'followed' every link or url displayed on an email or webpage to the destination website. This meant that many web based businesses including the Group recorded visitors from users of the AVG software who themselves did not technically visit the website. The 2008 visitor count has been adjusted for the estimated impact of this. AVG released a further update to its anti-virus software in early July 2008.

Total revenue in the Home Services vertical grew by 63% from £4.5m to £7.4m. Revenue grew particularly strongly in the utilities channel aided by the rising prices in the electricity and gas markets. The Group's shopping channel launched in September 2008 and this helped drive the significant year on year increase in visitors of 97% to the Home Services vertical. RPV and RPT are significantly lower in shopping than the other channels in the Home Services vertical and the change in sales mix has resulted in a fall in both KPIs compared with 2007.

Germany
During 2008 the Group refocused its operations in Germany. Launched in October 2007, the German operation originally concentrated on motor insurance using a third party provided solution to test the market. Whilst the initial reaction from customers was broadly positive, the third party technology was not sufficiently flexible to allow rapid development, particularly to the front end customer offering, and was therefore discontinued. The Group invested in its own proprietary technology in the second half of 2008 developing a loans channel which commenced trading in January 2009 at www.marktvergleich.de.

Key contractual arrangements
Moneysupermarket.com Limited, a subsidiary of the Company, is party to contracts and other arrangements which the Directors judge are essential to the Group's business.

As with any internet business the Group is dependent upon its ability to attract customers to its website either directly or through paid search or portal partners, and revenue generated from commercial arrangements with its providers.

The Group uses television advertising to attract customers to its website directly. The Group incurred costs of £19.0m relating to television advertising in 2008. The Group has contracts with a number of media agencies to acquire advertising inventory from commercial television companies. The Group typically has a commitment of between 6 and 10 weeks expenditure at any one time. Television costs represent 88% of distribution costs.

Business Review
Financial and Business Review continued

The Group uses search engines to acquire traffic via paid search. The Group spent £38.3m on paid search in 2008. Although there are a number of search engines that operate in the UK, Google is the dominant search engine and accounts for the majority of the Group's spend in this area. The Group has had contracts with a number of media agencies in the year to manage search engine marketing. The Group has no forward commitment to search engines and manages its spend on a real time basis.

The Group does not consider any of the contracts it has with portal partners to be material.

The Group has a number of contracts with providers which are based either on a cost per click basis or a cost per action basis or a hybrid of the two. It also has a number of commercial arrangements based on the number of page impressions served in the case of banner advertising. Following the cessation of trade with First Plus in August 2008 the Group does not consider it has any material contracts with providers in any one channel.

The Group does however frequently deal with providers across a range of different channels managed under different contracts, often to different parts of the same organisation, and occasionally through third party media agencies. At this consolidated channel level the largest individual provider represented approximately 4% of Group internet revenue.

During 2008 there was consolidation in the financial marketplace with the number of independent organisations reduced. The brands under these group umbrellas are usually run independently and the marketing budget managed separately. The largest group represented approximately 9% of Group internet revenue.

Acquisition of Moneysupermarket.com Financial Group Limited
On 22 June 2007 the Company, at that time controlled by Simon Nixon, purchased the entire issued share capital of Moneysupermarket.com Financial Group Limited. This was funded partly by a cash payment of £162m to one of the founder shareholders, Duncan Cameron, and partly by a share-for-share exchange. This transaction has had a number of impacts on the Financial Statements and will also impact on subsequent periods.

Goodwill and intangibles
The acquisition of Moneysupermarket.com Financial Group Limited gave rise to £125.0m of goodwill and the recognition of £207.2m of intangible assets. Individual intangible assets are amortised over their useful lives (which are in the range of 3-10 years) with a charge of £25.2m per annum in the first three years in the full year accounts. A charge of £13.3m has been included in the accounts covering the period from 22 June 2007 to 31 December 2007, and a full year's charge of £25.2m has been included in the Adjusted Income Statement for the years ended 31 December 2008 and 31 December 2007 and the Statutory Income Statement for the year ended 31 December 2008.

On an annual basis, or where an indication exists, the Group is required to assess its goodwill and intangible assets for impairment. For the current period, the recoverable amount of the assets was taken to be their value in use, and this was calculated by reference to the cash flows taken from the Group's forecasts, discounted to their present value by a discount rate reflecting not only the time value of money but also additional risks specific to the Group and the industry in which it operates, and the limited visibility inherent in the current economic environment.

As a result of this exercise, the Group concluded that it should recognise an impairment charge against goodwill of £70.0m in 2008, reducing the carrying value of the goodwill balance to £55.0m. No impairment was deemed necessary against the other intangible assets. Further details of this exercise and the resulting impairment are provided in note 12 to the Financial Statements on pages 67 and 68.

Treasury and funding

The Company raised £180m from the proceeds of the listing on 31 July 2007. Approximately £178m of the proceeds raised were used to fund the costs of the acquisition by the Company of Duncan Cameron's shares in Moneysupermarket.com Financial Group Limited including all related costs and expenses of the acquisition, the raising and draw down of debt finance and the costs of the listing. The Company acquired £14.3m of cash at the acquisition and has continued to generate cash from operations. The Company had cash balances of £73.5m at 31 December 2008 and no debt. The Company has invested its cash over the period predominantly in instant access cash deposits and short-term deposits of no more than three months, and in light of the events which occurred in the banking sector over the past year, now holds balances with a larger range of different UK and Irish institutions. As such the interest earned has closely followed movements in the Bank of England base rate.

Dividend

The Directors have adopted a progressive approach to dividend payout and initially had a dividend payout of approximately one third of adjusted net profit each year, with one third of the annual amount payable as an interim dividend and two thirds as a final dividend. The Group announced on 27 August 2008 following a review of its cash position that it would increase its annual dividend payout to approximately one half of adjusted net profit, to be paid on a broadly similar basis.

The Board is recommending a final dividend, subject to shareholder approval, consistent with the policy above in respect of the year ended 31 December 2008. This equates to £11.1m and represents 2.2p per ordinary share. Together with the interim dividend of 1.3p per ordinary share paid on 17 October 2008, this gives a total dividend for the year of 3.5p per ordinary share. The total cost of the dividend for the financial year will be £17.6m. The ex-dividend date for the final dividend is 25 March 2009, with a record date of 27 March 2009 and a payment date of 1 May 2009. Shareholders have the opportunity to elect to reinvest their cash dividend and purchase existing shares in the Company through a Dividend Reinvestment Plan.

Tax

The Group tax charge of £8.1m in the Group Income Statement on page 54 represents an effective tax rate of -16%. This is significantly below the prevailing rate for the period of 28.5%. The current year has been impacted by a number of items. The Group has disallowable expenses in the year of £76.0m (including £70.0m of goodwill impairment), and a further £1.2m of losses have arisen in the year relating to the German operation, for which a deferred tax asset has not been recognised. The Group has also recognised a deferred tax charge of £2.5m representing the revaluation of the deferred tax asset held in relation to share options. In future, the Group expects the underlying effective rate of tax to revert to close to the standard UK corporation tax rate of 28%.

Loss per ordinary share

Basic statutory loss per ordinary share for the period to 31 December 2008 was 11.8p (2007: earnings per share of 3.0p). Details can be found in note 9 to the Financial Statements on page 66. Adjusted basic earnings per ordinary share decreased from 7.5p to 6.9p per share. The adjusted earnings per ordinary share is based on adjusted EBITDA after deducting depreciation and adding estimated interest income for each period to calculate an adjusted profit before tax. A tax rate of 28.5% (2007: 30%) has been applied to calculate adjusted profit after tax.

Business Review
Principal Risks and Uncertainties

The tables below summarise the material financial and operational risks to the Group and how the Group seeks to mitigate them in the day-to-day running of the business.

Financial risks

Risk area	Potential impact	Mitigation
Significant worsening in credit markets	Financial institutions may reduce the quantum of lending and tighten their acceptance criteria for customers seeking to obtain credit. This may reduce Group revenue. Providers may increase their focus on customer retention and not acquisition. This may reduce commissions available to price comparison websites.	The Group has invested heavily in its Smart Search technology which matches customers with providers offering products that are suitable to their particular credit circumstances. This enables the results and information presented to customers to reflect price for risk and reflects lenders' appetites to lend to different customer risk categories, increasing the relevance of the results presented, helping to protect Group revenue.
Significant consolidation of providers	Consolidation of providers may continue in response to the poor credit markets. This may reduce competition for business with customers having less choice and may reduce commissions available to price comparison websites.	The Group will continue to improve its search functionality and deliver new relevant customers to providers at demonstrably lower acquisition costs compared with other media.
Security of cash balances	The Group holds significant cash balances. A failure of a major financial institution with whom the Group places significant deposits may result in a material loss to the Group.	The Group has diversified its cash holdings across a number of institutions. At the end of 2008, the Group held cash balances with five financial institutions with a maximum balance of £31.5m with any one institution.
Revenue assurance	Reduction of or a failure to recognise revenue from contracted providers where the Group is remunerated on a cost per action basis.	The Group will continue to perform independent reviews using third parties to gain assurance that the Group is being correctly remunerated for the sales it introduces to contracted providers.
Investment in new areas	Capital invested in new products and services or new geographies fails to make a return.	Investments in new areas typically leverage existing expertise and experience built up over many years. Capital requirements are relatively low and investment is managed in stages such that it is not finally committed until there is good visibility of a return.
Financial services and other markets regulation and taxation	The business model in financial services or other lines of business may be compromised by changes to existing regulation or the introduction of new regulation, or changes to the tax legislation, particularly value added tax.	The Group has a team of regulatory specialists who work with the business to ensure that it remains compliant with existing regulation and informed of impending regulation. The Group has embraced regulation to date and shares the vision of the regulators generally to make the market more transparent to the end customer. The Group continues to monitor ongoing European Union developments in respect of the review of the provision of financial intermediary services with regard to value added tax and any relevant case law in this area as it emerges.

Operational risks

Risk area	Potential impact	Mitigation
Competitive environment	Loss of market share and erosion of margins from increased competition.	The Group continues to focus on building market leading products to improve its proposition to customers. This includes investment in customer retention tools and technology including CRM initiatives which deliver additional features and functionality to customers.
Brand perception	Reduction in customer loyalty with existing customers and an inability to attract new customers if the business fails to maintain its position as a leading price comparison website.	Continued investment in television advertising reinforced through press activity will maintain the Group in customers' minds. Rigorous checking of the website through audit and review will maintain the accuracy of the information displayed. Additional investment in initiatives increases transparency to the customer helping to protect brand values.
Capacity and functionality of IT and systems infrastructure	Failure to provide adequate service levels to customers or maintain revenue generating services.	The Group maintains two separate data centres with n + 1 redundancy in relation to its core infrastructure to ensure that service is maintained in the event of a disaster at the primary data centre.
Retention of key management	Lack of necessary expertise or continuity to execute strategy.	Existing key management and new hires are tied in through attractive equity incentive packages and rewarding career structures. In addition succession plans are being developed in 2009 for key members of the management team which will be regularly reviewed.
Reliance on search engine paid search and natural listings	Reduction in gross margin through reduction in revenue derived from search engine optimisation or failure to manage search engine marketing campaigns appropriately.	The Group will continue to invest in sustainable search engine optimisation activities which adhere to search engine guidelines. A new software solution was introduced during the year to assist in managing the profitability of search engine marketing campaigns.
Economic environment	Reduction in visitors and revenue from a recession as customers seek to reduce levels of discretionary expenditure.	The Group continues to focus on building a wide range of market leading products to meet customers needs. Customers seeking to reduce levels of discretionary expenditure will also be looking to obtain 'best' value from compulsory products and services. The diversification of the Group both in the number of verticals that it operates in and the range of products and services it provides in each vertical should lessen the impact of a recession upon the Group although it cannot entirely mitigate against it.

Management
Board of Directors and Company Secretary

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1. Gerald Corbett (a,b,c) Age 57
Chairman of the Board and
Chairman of the Nomination Committee
Gerald was appointed Chairman of the Board in June 2007. He has been chairman of SSL International plc since August 2005 and chairman of Britvic plc since November 2005. Gerald is also a non-executive director of Greencore Group plc and is chairman of the board of trustees of the Royal National Institute for the Deaf. Gerald was chairman of Woolworths Group plc from 2001 to June 2007, chief executive of Railtrack plc from 1997 to 2000 and group finance director of Grand Metropolitan plc from 1994 to 1997.

2. Simon Nixon Age 41
Deputy Chairman
Simon co-founded the Group's business in 1993 and since then has been continuously involved in the management and development of the business including the launch of moneysupermarket.com in 1999 and travelsupermarket.com in 2004. Simon was appointed to the Board as Chief Executive Officer in April 2007 and became Executive Deputy Chairman on 25 February 2009.

3. Paul Doughty Age 40
Chief Financial Officer
Paul joined the Group in 2004 as Chief Financial Officer. He has 15 years of commercial finance experience with Motorola Limited, National Power plc and Morse plc. He is a qualified Chartered Accountant having trained and qualified at Price Waterhouse. Paul was appointed to the Board in April 2007.

4. Peter Plumb Age 45
Chief Executive Officer
Peter joined the Group in 2008 as Managing Director, Financial Services and was appointed an Executive Director on 1 January 2009. Peter became Chief Executive Officer of the Group on 25 February 2009. Prior to joining the Group, Peter was the UK managing director of dunnhumby Limited between 2006 and 2008 and was previously general manager of Europe Disney Consumer Products, international director of Dyson Appliances Limited and held commercial roles at PepsiCo International.

5. Graham Donoghue Age 35
Managing Director, Travel
Graham joined the Group in 2008 as Managing Director, Travel and was appointed an Executive Director on 23 February 2009. Prior to joining the Group, Graham was new media director of TUI Travel plc between 2006 and 2008.

6. David Osborne Age 42
Marketing Director
David was appointed an Executive Director on 23 February 2009. Between 2005 and 2009, David was UK regional general manager at easyJet. He was previously head of advertising at ING Direct, head of advertising and e-business at Orange and head of brand marketing at Amazon.co.uk.

7. Michael Wemms (a,b,c) Age 69
Senior Independent Non-Executive Director and Chairman of the Remuneration Committee
Michael was appointed a Non-Executive Director in July 2007. Michael has been a non-executive director of Galiform plc since 2006, Inchcape plc since 2004 and Majid Al Futtaim Group since 2005. He was formerly chairman of the British Retail Consortium between 2004 and 2006, chairman of House of Fraser plc between 2001 and 2006 and a non-executive director of A&D Pharma Holdings N.V. between 2006 and 2008. Michael was previously an executive director of Tesco plc between 1989 and 2000.

8. Rob Rowley (a,b,c) Age 59
Independent Non-Executive Director and Chairman of the Audit Committee
Rob was appointed a Non-Executive Director in September 2007. Rob has been a non-executive director of Liberty International plc since 2004 and is chair of its audit committee and senior independent director. He was formerly deputy chairman of Cable & Wireless plc between 2003 and 2006 and a non-executive director of Prudential plc between 1999 and 2006 where he chaired its audit committee. Rob was previously at Reuters plc from 1978 to 2001 where he was a director between 1990 and 2001.

9. Darren Drabble Age 34
Company Secretary and General Counsel
Darren joined the Group as Company Secretary and General Counsel in May 2007. Darren has a corporate and commercial law background originally qualifying as a solicitor with Addleshaw Goddard before working as a senior legal counsel at United Utilities plc.

a Member of the Audit Committee
b Member of the Remuneration Committee
c Member of the Nomination Committee

Corporate Responsibility
Corporate Responsibility Report

The Group operates with an underlying awareness of its wider responsibilities to society.

Communities and charities
In addition to the Group's Charity of the Year, during 2008 the Group launched a new initiative called .Community aimed at harnessing the energy and enthusiasm of its employees to benefit the communities in which it operates.

The .Community initiative is focused on helping charities within a few miles of the Group's offices in Ewloe and so support is targeted primarily in Flintshire and Cheshire. From the inception of the .Community scheme the Group has set aside £7,680 in 2008 and expects to set aside £2,000 per month in 2009 via the Charities Aid Foundation. The .Community Initiative is administered by the Group's employees who identify causes and make donations.

Since its launch in August 2008 the .Community scheme has already supported the following charities:

Miles of Smiles
The Club House, Mold
St John's Ambulance Cheshire Young Carers
Chester Gang Show (Scouts and Guides)
Denbighshire Home Start
Delyn Women's Aid

In addition to the .Community initiative, the Group continues to select and support a charity on an annual basis. The 2007/08 Charity of the Year was Brain Injury Rehabilitation and Development (BIRD). BIRD is a Chester based charity which provides a unique programme to aid the rehabilitation of people with neurological impairment. Over the course of the year employees raised £9,976 for BIRD with the Group donating £13,042 making a total donation in the year of £23,018.

Employees have selected the Hospice of the Good Shepherd for the Group's 2008/09 Charity of the Year. The Hospice, which is on the outskirts of Chester, exists to provide highly specialised palliative care for people living with advanced diseases from the communities of Chester, Deeside, Ellesmere Port and rural Cheshire. During the year, employees raised £2,227 for the Hospice with the Group donating £3,760 making a total donation in the year of £5,987.

Environment
The Group strives to reduce energy and raw material usage to support environmental and financial performance.

The Group has launched a new initiative called Team Green to focus on environmental and sustainability improvements in the way the Group operates. The team is focusing on recycling and energy use within the Group as well as other areas such as local and ethical sourcing.

The Group has chosen not to set environmental key performance indicators due to its relative size and the limited impact it has on the environment. The Group does however participate in the Carbon Disclosure Project.

Employees
The Group actively encourages employee involvement and consultation and places emphasis on keeping its employees informed of the Group's activities via its intranet which was launched in 2008, regular briefings and the circulation to employees of relevant information including corporate announcements. This also helps to achieve a common awareness amongst employees of the financial and economic factors affecting the performance of the Group.

The Group also operates an employee forum through which nominated representatives ensure that employees' views are taken into account regarding issues that are likely to affect them. An employee opinion survey process is also in place to ensure that employees are given a voice in the organisation and that the Group can take action based on employee feedback.

The Group is committed to an equal opportunities policy. The Group aims to ensure that no employee is discriminated against, directly or indirectly, on the grounds of colour, race, ethnic and national origins, nationality (citizenship), sex, sexual orientation or gender, marital status, disability, religion or belief, being part time or on the grounds of age.

The Group recognises the importance of health and safety and the positive benefits to the Group. Therefore the Group's commitment to health and safety makes good business sense.

The Group has a health and safety policy which is communicated to all employees through a health and safety handbook, which is regularly reviewed and updated.

Supporting students
In order to build links between the Group and local schools and colleges, work experience and placements are offered to a number of students. In doing so, the Group strives to make work placements positive, challenging and relevant to participants' current studies and their future job prospects.

Customers
The Group is committed to providing a high quality price comparison service to its customers, enabling them to compare a wide range of products in the money, insurance, travel and home services markets, and to find the product most suited to their needs.

To maintain high levels of customer satisfaction, the Group is constantly assessing the views of its customers and undertaking customer testing of its website. The Group provides customers with information from a variety of sources such as editorial content, customer and expert reviews, forums and community features to enrich their experience.

Corporate Governance
Directors' Report

The Directors present their report and the Group and Company Financial Statements of Moneysupermarket.com Group PLC (the 'Company') and its subsidiaries (together the 'Group') for the financial year ended 31 December 2008.

Principal activities
The Company is a public limited company incorporated in England, registered number 6160943, with its registered office at Moneysupermarket House, St David's Park, Ewloe, Chester, CH5 3UZ.

The principal activity of the Group is the introduction of business to financial, insurance, travel and home services product providers through its websites, moneysupermarket.com and travelsupermarket.com. The principal activity of the Company is that of a holding company.

A fuller description of business activities is contained within the Financial and Business Review on pages 22 to 31.

Business review
The Chairman's Statement on pages 14 and 15, the Chief Executive's Reports on pages 16 to 21, the Financial and Business Review on pages 22 to 31 and the Principal Risks and Uncertainties on pages 32 and 33 provide a detailed review of the Group's activities, likely future developments and principal risks and uncertainties. The information contained in those sections fulfils the requirements of the Business Review as required by section 417 of the Companies Act 2006 and forms part of this report.

Information relating to corporate and social responsibility, and employees, is set out in the Corporate Responsibility Report on page 36, and forms part of this report.

As at 24 February 2009 (being the latest practicable date prior to the publication of this report), there have been no important events affecting the business of the Group which have occurred since 31 December 2008.

Corporate governance
The Corporate Governance Report, the Audit Committee Report, the Nomination Committee Report and the Directors' Remuneration Report on pages 42 to 52 form part of this report.

Results and dividends
The Group's and Company's audited Financial Statements for the financial year ended 31 December 2008 are set out on pages 54 to 79.

An interim dividend of 1.3p per ordinary share was paid on 17 October 2008.

The Directors recommend a final dividend of 2.2p per ordinary share. If approved by shareholders at the forthcoming Annual General Meeting, this will be paid on 1 May 2009 to shareholders on the register at the close of business on 27 March 2009.

Share capital
Details of the share capital of the Company, and changes to the share capital during the financial year ended 31 December 2008, are set out in note 16 to the Group Financial Statements on pages 69 and 70 which forms part of this report.

Major shareholders
As at 24 February 2009 (being the latest practicable date prior to the publication of this report), the Company had been notified of the following significant holdings of voting rights in its ordinary shares in accordance with the Financial Services Authority's Disclosure and Transparency Rules:

Shareholder	Number of ordinary shares/voting rights notified	Percentage of ordinary share capital notified
Simon Nixon	270,050,932	53.49
BlackRock Inc	25,083,425	4.96
Capital Research & Management Company	24,480,000	4.93
State Street Nominees Limited	20,581,165	4.14
Legal & General PLC	20,078,304	3.99
Coatue Management LLC	18,167,261	3.66

Takeovers Directive Information
The following provides the additional information required for shareholders as a result of the implementation of the Takeovers Directive into English law.

As at 31 December 2008, the issued share capital of the Company comprised a single class of shares referred to as ordinary shares of 0.02p each. As at 31 December 2008, the authorised share capital of the Company was £250,000 comprising 1,154,705,882 ordinary shares of 0.02p each and 95,294,118 deferred shares of 0.02p each, and the issued share capital was £100,971 comprising 504,856,062 ordinary shares of 0.02p each. On 21 May 2008, the Company purchased the entire issued deferred share capital of 0.02p each from Simon Nixon for an aggregate amount of £1 and subsequently cancelled them.

At the Annual General Meeting of the Company held on 22 April 2008, shareholders authorised the Directors to allot up to 165,435,000 ordinary shares in the capital of the Company. Directors will seek authority from shareholders at the forthcoming Annual General Meeting to allot up to 336,230,000 ordinary shares.

On a show of hands at a general meeting of the Company, every holder of ordinary shares present in person or by proxy, and entitled to vote, shall have one vote and, on a poll, every holder of ordinary shares present in person or by proxy, and entitled to vote, shall have one vote for every ordinary share held. Except in very limited circumstances, the holders of deferred shares are not entitled to attend or vote at a general meeting of the Company.

The notice of the Annual General Meeting specifies deadlines for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be passed at the Annual General Meeting. All proxy votes are counted and the numbers for, against or withheld in relation to each resolution are announced at the Annual General Meeting and published on the Company's website after the meeting.

There are no restrictions on the transfer of ordinary shares in the Company other than:

- Certain restrictions may from time to time be imposed by laws and regulations (for example, insider trading laws).
- Pursuant to the Listing Rules of the Financial Services Authority whereby certain Directors, officers and employees of the Group require the approval of the Company to deal in ordinary shares of the Company.
- Pursuant to an underwriting agreement entered into on 11 July 2007 ('Underwriting Agreement') in connection with the listing of the Company on 31 July 2007 ('Listing'), each of Simon Nixon and Paul Doughty have agreed that, subject to certain exceptions, they will not, without the prior written consent of Credit Suisse Securities (Europe) Limited, directly or indirectly, sell or otherwise dispose of, any ordinary shares in the capital of the Company in excess of the numbers specified below:
    - In the period between 11 July 2007 and 31 July 2008, nil ordinary shares.
    - In the period between 1 August 2008 and 31 July 2009, up to one third of the number of ordinary shares owned by them as at Listing (assuming for these purposes that any options held by them over ordinary shares had been exercised at Listing).
    - In the period between 1 August 2009 and 31 July 2010, up to two thirds of the number of ordinary shares owned by them as at Listing, less any ordinary shares previously disposed of in accordance with the Underwriting Agreement as set out above (assuming for these purposes that any options held by them over ordinary shares had been exercised at Listing).
- Pursuant to the Underwriting Agreement, each of the Non-Executive Directors and certain of the shareholders who sold shares in the Listing, and pursuant to a lock-up deed, a shareholder, had agreed that, subject to certain exceptions, during the period between 11 July 2007 and 31 July 2008, they would not, without the prior written consent of Credit Suisse Securities (Europe) Limited, directly or indirectly, sell or otherwise dispose of, any ordinary shares in the capital of the Company held by them immediately following Listing.
- Pursuant to lock-up deeds in favour of the Company, certain of the senior managers of the Group have agreed that, subject to certain exceptions, they will not, without the prior written consent of the Company, directly or indirectly, sell or otherwise dispose of, any ordinary shares in the capital of the Company in excess of the numbers specified below:
    - In the period between 11 July 2007 and 31 July 2008, nil ordinary shares.
    - In the period between 1 August 2008 and 31 July 2009, up to one third of the number of ordinary shares owned by them as at Listing (assuming for these purposes that any options held by them over ordinary shares had been exercised at Listing).
    - In the period between 1 August 2009 and 31 July 2010, up to two thirds of the number of ordinary shares owned by them as at Listing less any ordinary shares previously disposed of in accordance with the lock-up deeds as set out above (assuming for these purposes that any options held by them over ordinary shares had been exercised at Listing).

Under the rules of the Moneysupermarket.com Group PLC Share Incentive Plan ('Plan'), eligible employees were provided with the opportunity to receive 'free' shares on Listing with a value as at the date of Listing of £3,000, and all employees are entitled to purchase ordinary shares in the Company using money deducted from their pre-tax salary. Plan shares are held in trust for participants by Capita IRG Trustees Limited ('Trustees'). Voting rights are exercised by the Trustees on receipt of participants' instructions. If a participant does not submit an instruction to the Trustees, no vote is registered. In addition, the Trustees do not vote on any unawarded or forfeit shares held under the Plan as surplus assets. As at 24 February 2009 (being the latest practicable date prior to the publication of this report), the Trustees held 0.23% of the issued ordinary share capital of the Company.

The Company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights.

The Company and Simon Nixon entered into a relationship agreement on 11 July 2007 to regulate the ongoing relationship between them ('Relationship Agreement'). The Company and Simon Nixon have agreed in the Relationship Agreement that Simon Nixon is entitled to appoint (such number including himself) one Non-Executive Director for as long as he holds the beneficial interest in at least 15% of the ordinary shares of the Company, two Non-Executive Directors for as long as he holds the beneficial interest in at least 30% of the ordinary shares of the Company and three Non-Executive Directors for as long as he holds the beneficial interest in at least 50% of the ordinary shares of the Company. The Relationship Agreement will terminate if Simon Nixon holds less than 15% of the ordinary shares of the Company. As at 31 December 2008, Simon Nixon had not appointed any Non-Executive Directors pursuant to his rights in the Relationship Agreement.

Save in respect of Peter Plumb's service agreement (details of which are set out on page 50) and provisions of the Company's share schemes which may cause options and awards granted to employees under such schemes to vest on a takeover, there are no agreements between the Company and its Directors or employees providing for compensation for loss of office or employment (whether through resignation, purported redundancy or otherwise) that occurs because of a takeover bid.

Save in respect of the Company's share schemes, there are no significant agreements to which the Company is a party that take effect, alter or terminate upon a change of control following a takeover bid.

The Company's Articles of Association may only be amended by a special resolution at a general meeting of shareholders.

Authority to purchase own shares
At the Annual General Meeting of the Company held on 22 April 2008, shareholders authorised the Company to purchase, in the market, up to 49,680,606 of its own ordinary shares either to be cancelled or retained as treasury shares. As at 24 February 2009 (being the latest practicable date prior to the publication of this report), the Company had not purchased any of its own ordinary shares in the market.

Directors will seek authority from shareholders at the forthcoming Annual General Meeting for the Company to purchase, in the market, up to 50,485,606 of its own ordinary shares either to be cancelled or retained as treasury shares. The Directors will only use this power after careful consideration, taking into account the financial resources of the Company, the Company's share price and future funding opportunities. The Directors will only purchase such shares after taking into account the effects on earnings per share and the interests of shareholders generally.

Research and development
Innovation is important to the future success of the Group and to the delivery of long term value to shareholders. The Group's research and development expenditure is predominantly associated with computer and internet software systems. Successfully developed software is used to develop new products and to improve and extend the functionality and scope of the Group's internet operations.

Going concern
After making appropriate enquiries, the Directors have a reasonable expectation that the Company, and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Financial Statements have been prepared on a going concern basis.

Directors
The following persons were Directors of the Company during the financial year ended 31 December 2008: Gerald Corbett, Simon Nixon, Paul Doughty, Michael Wemms and Rob Rowley. Their biographical details are set out on pages 34 and 35.

Peter Plumb was appointed an Executive Director of the Company on 1 January 2009. Each of Graham Donoghue and David Osborne were appointed Executive Directors of the Company on 23 February 2009.

The Company's Articles of Association give the Directors power to appoint and replace Directors. Under the terms of reference of the Nomination Committee, any appointment to the Board of the Company must be recommended by the Nomination Committee for approval by the Board. The Articles of Association also require Directors to retire and submit themselves for re-election at the first Annual General Meeting following their appointment and to stand for re-election at least every three years.

In accordance with Article 105 of the Company's Articles of Association, each of Peter Plumb, Graham Donoghue and David Osborne will retire at the forthcoming Annual General Meeting and, being eligible, will offer themselves for re-election at that meeting. Their biographical details are set out on pages 34 and 35.

Directors' remuneration
The Remuneration Committee, on behalf of the Board, has adopted a policy that aims to attract and retain the Directors needed to run the Group successfully. Details of the Directors' remuneration is set out in the Directors' Remuneration Report on pages 48 to 52.

Directors' interests
Details of the Directors' and their connected persons' interests in the share capital and share options of the Company as at 31 December 2008, together with the changes in those interests between 31 December 2008 and 24 February 2009 (being the latest practicable date prior to the publication of this report), are set out in the Directors' Remuneration Report on pages 48 to 52. No Director has any other interest in any shares or loan stock of any Group company.

Corporate Governance
Directors' Report continued

Transactions with Directors and related party transactions
The details of transactions with Directors of the Company and related party transactions in the financial year ended 31 December 2008 are set out in note 21 to the Group Financial Statements on pages 73 and 74 and the Corporate Governance Report on pages 42 to 45.

Directors' and officers' insurance
During the financial year ended 31 December 2008, the Group maintained liability insurance for its Directors and officers.

No qualifying third party indemnity provision or qualifying pension scheme indemnity provision was in force during the financial year ended 31 December 2008 or was in force at 24 February 2009 (being the latest practicable date prior to the publication of this report).

Statement of Directors' responsibilities in respect of the Annual Report and the Financial Statements
The Directors are responsible for preparing the Annual Report and the Group and Company Financial Statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Company Financial Statements for each financial year. Under that law they are required to prepare the Group Financial Statements in accordance with IFRSs as adopted by the EU and applicable law and have elected to prepare the Company Financial Statements in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice).

The Group Financial Statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and the performance of the Group; the Companies Act 1985 provides in relation to such Financial Statements that references in the relevant part of that Act to Financial Statements giving a true and fair view are references to their achieving a fair presentation.

The Company Financial Statements are required by law to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period.

In preparing each of the Group and Company Financial Statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently.
- Make judgements and estimates that are reasonable and prudent.
- For the Group Financial Statements, state whether they have been prepared in accordance with IFRSs as adopted by the EU.
- For the Company Financial Statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the Company Financial Statements.
- Prepare the Financial Statements on a going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that its Financial Statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities. The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Report that comply with that law and those regulations.

Statement of Directors' responsibilities pursuant to Disclosure and Transparency Rules 4.1.12
The Directors confirm that, to the best of their knowledge:

- The Financial Statements, which are prepared in accordance with the applicable set of accountancy standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole.
- The business review includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

The names and functions of the Directors of the Company are set out on pages 34 and 35 of the Annual Report.

Internal control
The Corporate Governance Report and Audit Committee Report on pages 42 to 46 includes the Board's assessment of the Group's system of internal controls and consideration of the guidance issued by the Turnbull Committee of the Institute of Chartered Accountants of England and Wales.

Employees
The Group places considerable value on the involvement of its employees and consults with them on matters affecting them as employees and on the various factors affecting the performance of the Group. This ensures employees' views can be taken into account in making decisions which are likely to affect their interests. Consultation is achieved through the Group's intranet which was launched in 2008, regular team meetings and circulation to employees of results announcements and other corporate announcements. This also helps to

achieve a common awareness amongst employees of the financial and economic factors affecting the performance of the Group. This year, the Group launched formal bi-annual business performance updates for all employees and an employee forum through which nominated representatives ensure that employees' views are taken into account regarding issues that are likely to affect them. An employee opinion survey process was also launched this year to ensure that employees are given a voice in the organisation and that the Group can take action based on employee feedback.

All employees are able to participate in the Moneysupermarket.com Group PLC Share Incentive Plan which gives employees the opportunity to purchase ordinary shares in the Company using money deducted from their pre-tax salary on a monthly basis. This helps to encourage employee interest in the performance of the Group.

The Group is committed to providing equality of opportunity to all employees without discrimination and applies fair and equitable employment policies which seek to promote entry into and progression within the Group. Appointments are determined solely by application of job criteria, personal ability, behaviour and competency.

Disabled persons have equal opportunities when applying for vacancies, with due regard to their skills and abilities. Procedures ensure that disabled employees are fairly treated in respect of training and career development. For those employees becoming disabled during the course of their employment, the Group is supportive so as to provide an opportunity for them to remain with the Group, wherever reasonably practicable.

Further details of policies and initiatives are given in the Corporate Responsibility Report on page 36.

In the opinion of the Directors, all employee policies are deemed to be effective and in accordance with their intended aims.

Borrowings
The Group did not have any borrowings during the financial year ended 31 December 2008.

Financial risk management
It is the Group's objective to manage its financial risk so as to minimise the adverse fluctuations in the financial markets on the Group's profitability and cash flow. The specific policies for managing each of the Group's main financial risk areas are detailed in note 17 to the Group Financial Statements on pages 70 and 71.

Political and charitable donations
During the financial year ended 31 December 2008, the Group did not make any political donations and made charitable donations of £24,482 (2007: £4,726).

Creditor payment policy
It is Group policy to agree terms and conditions for its business transactions with suppliers. Payment is made in accordance with these terms provided the supplier meets its obligations. The average number of trade creditor days outstanding for the Group at 31 December 2008 was 49.5 days. The Company is a holding company and had no trade creditors at 31 December 2008.

Disclosure of information to auditors
The Directors who held office at the date of approval of this report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditors are unaware; and each such Director has taken all the steps that he ought to have taken as a Director to make himself aware of any relevant audit information, and to establish that the Company's auditors are aware of that information.

Auditors
KPMG Audit Plc have indicated their willingness to accept re-appointment as auditors of the Company. A resolution proposing their re-appointment is contained in the notice of the forthcoming Annual General Meeting and will be put to shareholders at that meeting.

Annual General Meeting
The forthcoming Annual General Meeting of the Company will be held at De Vere Carden Park Hotel, near Chester, Cheshire, CH3 9DQ on Thursday 16 April 2009 at 11.00am.

The notice convening the forthcoming Annual General Meeting of the Company, with details of the business to be transacted at the Annual General Meeting and explanatory notes, has been sent to all shareholders.

By order of the Board

Darren Drabble
Company Secretary
24 February 2009

Corporate Governance
Corporate Governance Report

The Board of Directors ('Board') of Moneysupermarket.com Group PLC ('Company') is committed to high standards of corporate governance and supports the principles laid down in the revised Combined Code on Corporate Governance published in June 2006 by the Financial Reporting Council ('Combined Code'). This Corporate Governance Report describes how the principles of the Combined Code are applied by the Company and reports on the Company's compliance with the Combined Code's provisions.

The Board considers that the Company has complied with the provisions of the Combined Code throughout the year ended 31 December 2008 and to 24 February 2009 (being the latest practicable date prior to the publication of this report) except as set out below.

Board of Directors
The Board currently has eight members, comprising the Non-Executive Chairman, Gerald Corbett, two Independent Non-Executive Directors, Michael Wemms and Rob Rowley, and five Executive Directors, Simon Nixon, Paul Doughty, Peter Plumb, Graham Donoghue and David Osborne. Michael Wemms has been designated as the Senior Independent Non-Executive Director. All of the Directors bring strong judgement to the Board's deliberations. The Chairman and the Non-Executive Directors contribute external expertise and experience in areas of importance to the Group and they also contribute independent challenge and rigour to the Board's deliberations. Throughout the financial year ended 31 December 2008, half of the Board excluding the Chairman, comprised Non-Executive Directors determined by the Board to be independent.

The Board considers that all the Directors are able to devote sufficient time to their duties as Directors. Biographies of the Board are set out on pages 34 and 35 including details of the significant commitments of the Chairman. The Board is satisfied that these appointments do not conflict with the Chairman's ability to carry out his duties and responsibilities effectively for the Group.

The Board considers that Gerald Corbett was independent on appointment as Chairman and considers Michael Wemms and Rob Rowley to be independent, being independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, their judgement. When determining the Chairman's independence on appointment, the Board had regard to his share award ('Share Award'). Under the Share Award, Gerald Corbett purchased ordinary shares in the Company on the listing of the Company on 31 July 2007 ('Listing') at £1.70 per ordinary share to the value of £200,000 and provided he completes three years' service as Chairman of the Company from Listing and retains the ordinary shares he purchased on Listing during that three year period, he will be entitled to subscribe at nominal value for two times the number of ordinary shares he purchased on Listing. The Board believes that the number of ordinary shares subject to the Share Award is not sufficient to have an impact on his independence and thus concludes that the Chairman was independent on appointment. Shareholder approval was obtained prior to the entry by the Company into the Share Award.

To enable the Non-Executive Directors to more freely discuss the performance of the Group's management, the Chairman meets with the Non-Executive Directors at least once each year without the Executive Directors present.

The Directors have direct and unrestricted access to the advice and services of the Company Secretary. Both the appointment and removal of the Company Secretary are matters for the Board as a whole. The Company Secretary is responsible for good information flow, ensures that Board procedures are followed and provides advice to the Board on corporate governance. Directors can, where they judge it necessary to discharge their responsibilities as Directors, obtain independent professional advice at the Company's expense. Directors have the right to require that any concerns they may have are recorded in the appropriate Board or Committee minutes.

The practice of the Company is to appoint Non-Executive Directors for specified terms of three years, subject to a maximum of up to 12 months' notice within that period and also subject to re-election and to Companies Act provisions relating to the removal of a Director. Each of the Non-Executive Directors, including the Chairman, currently holds a letter of appointment reflecting this.

The service agreements of each of Simon Nixon, Paul Doughty, Peter Plumb, Graham Donoghue and David Osborne provide for 12 months' notice to be given by either the Director or the Company.

The Company's Articles of Association require that new Directors appointed by the Board must retire and submit themselves for re-election by shareholders at the next Annual General Meeting following their appointment. Each of Peter Plumb, Graham Donoghue and David Osborne were appointed by the Board after the 2008 Annual General Meeting and will offer themselves for re-election at the forthcoming Annual General Meeting. The Company's Articles of Association further require that all Directors must retire and submit themselves for re-election at least every three years.

The positions of Chairman and Chief Executive Officer are not combined, ensuring a clear division of responsibility at the head of the Company. The division of roles and responsibilities between the Chairman and Chief Executive Officer is clearly established, set out in writing and has been approved by the Board.

All members of the Board take collective responsibility for the Group's performance. The Board has a formal schedule of matters reserved to it for decision making and matters delegated to Committees of the Board which are available on the Group's website at www.moneysupermarket.com. The Board determines the Group's strategy; risk management policies; business plan and annual operating budget; acquisitions and disposals and other major investments and capital projects; accounting policies and changes thereto; dividend policy; shareholder communications; prosecution, defence or settlement of material litigation; remuneration policy; the terms of reference of Board committees; and Board structure, composition and succession.

Board members are given appropriate documentation in a timely manner in advance of each Board or Committee meeting. This normally includes a detailed report on current trading and full papers on matters where the Board or Committee will be required to make a decision or give its approval. Specific business related presentations are given when appropriate.

There is an established procedure for the preparation and approval each year by the Board of business plans and the annual budget. The Board receives reports on performance against the business plan and budget and reviews any significant variances each time it meets. This information enables business performance to be monitored, evaluated, discussed and challenged where necessary and enables informed, sound decisions to be made.

Save for matters reserved for decision making by the Board, the Executive Directors are responsible for the day-to-day running of the Group, carrying out the agreed strategy adopted by the Board and implementing specific Board decisions relating to the operation of the Group.

The Company provides Directors' and officers' insurance cover for the benefit of Directors in respect of claims arising in the performance of their duties.

Conflicts of Interest
Following the changes made to the Company's Articles of Association at the 2008 Annual General Meeting and the subsequent introduction of section 175 of the Companies Act 2006 on 1 October 2008 which gave boards the statutory power to authorise conflicts of interest, formal conflict management procedures have been prepared and approved by the Board. In the future, the Nomination Committee will be responsible for reviewing annually any conflict authorisations granted by the Board and will make recommendations to the Board as to their continuation, and any changes to any terms or conditions or other limitations which may have been applied. Conflicts were authorised in 2008 by the Board in compliance with the formal conflict management procedures. It is the Board's intention to report annually on the Company's procedures for ensuring that the Board's powers of authorisation of conflicts are operated effectively and that the procedures have been followed.

Relationship Agreement
The majority shareholder of the Company is Simon Nixon. The Company and Simon Nixon entered into a relationship agreement on 11 July 2007 to regulate the ongoing relationship between them ('Relationship Agreement'). The principal purpose of the Relationship Agreement is to ensure that the Company is capable of carrying on its business independently of Simon Nixon, and that transactions and relationships with Simon Nixon are at arm's length and on normal commercial terms.

The Company and Simon Nixon have agreed in the Relationship Agreement that Simon Nixon is entitled to appoint (such number including himself as a Director) one Non-Executive Director for as long as he holds the beneficial interest in at least 15% of the ordinary shares of the Company, two Non-Executive Directors for as long as he holds the beneficial interest in at least 30% of the ordinary shares of the Company and three Non-Executive Directors for as long as he holds the beneficial interest in at least 50% of the ordinary shares of the Company. The Relationship Agreement will terminate if Simon Nixon holds less than 15% of the ordinary shares of the Company.

The Relationship Agreement also includes a protocol to be observed in relation to any Non-Executive Director appointed by Simon Nixon to deal with potential conflicts of interest and the provision of confidential information.

As at 24 February 2009 (being the latest practicable date prior to the publication of this report) Simon Nixon had not appointed any Non-Executive Directors pursuant to his rights in the Relationship Agreement.

Board Committees
The Board has three principal Committees (Audit, Nomination and Remuneration) to which various matters are delegated. The Committees all have formal written terms of reference that have been approved by the Board and are published on the Group's website at www.moneysupermarket.com. They are also available in hard copy form on application to the Company Secretary.

The Directors who served on each of the Committees during the financial year ended 31 December 2008 are set out below:

Committee	Chairman	Member	Member
Audit	Rob Rowley	Gerald Corbett	Michael Wemms
Nomination	Gerald Corbett	Michael Wemms	Rob Rowley
Remuneration	Michael Wemms	Gerald Corbett	Rob Rowley

Details of the work of the Audit, Nomination and Remuneration Committees are given in the reports of those Committees on pages 46 to 52.

Board and Committee attendance

The Board meets regularly to review the operation and performance of the Group. If and when required, meetings in addition to the scheduled meetings are held either in person or by telephone conference. The Board normally meets on at least eight occasions in each financial year.

The attendance record of the Directors at Board and Committee meetings during the financial year ended 31 December 2008 is set out in the following table:

Name	Board	Audit Committee	Nomination Committee	Remuneration Committee
Gerald Corbett	9	4	2	6
Simon Nixon	9	–	–	–
Paul Doughty	9	–	–	–
Michael Wemms	9	4	2	6
Rob Rowley	9	4	2	6
Total number of meetings held	**9**	**4**	**2**	**6**

The Executive Directors of the Company may attend meetings of the Committees at the invitation of the Chairman of the respective Committee.

The Chairman is primarily responsible for the workings of the Board and is not involved in day-to-day operational issues. He sets the agendas in consultation with the Executive Directors and Company Secretary. The Chairman periodically holds meetings with the Non-Executive Directors without the Executive Directors being present.

Performance reviews and Directors' development

The Board has established a formal process for the annual evaluation of the performance of the Board, its Committees and individual Directors. Questionnaires were prepared which provided the framework for the evaluation process. Each Director completed the questionnaires commenting on the performance of the other Directors, the Board and each Committee and submitted the completed questionnaires for collation. Utilising the responses to the questionnaires, the Chairman has conducted interviews with each Director and assessed their individual performance. The Chairman has carried out an evaluation of the performance of the Board as a whole and of each Committee and, led by the Senior Independent Non-Executive Director, the Non-Executive Directors have met and assessed the performance of the Chairman taking into account the views of the Executive Directors. The conclusions of those evaluations have been presented to the Board by the Chairman and the Senior Independent Non-Executive Director. The evaluation process is designed to cover Board processes, the structure and capability of the Board, strategic alignment, Board dynamics and the skills brought to the Board by each Director.

The Chairman and Company Secretary are responsible for preparing and implementing an induction programme for Directors, including guidance as to their duties, responsibilities and liabilities as a Director of the Company and business familiarisation. Business familiarisation involves Directors visiting the Company's offices and giving the Directors the opportunity to meet the executive management team and other senior managers in the business. They also have the opportunity to discuss organisational, operational and administrative matters. Every Director has access to appropriate training as required following their appointment.

Shareholder relations

The Board is committed to establishing and maintaining good relationships with shareholders. Senior executives, including the Chairman, Chief Executive Officer and Chief Financial Officer regularly meet with analysts and institutional shareholders to keep them informed of significant developments and to develop an understanding of their views which are reported back to the Board. Formal presentations are given to analysts and investors covering the full year and half year results. The Company Secretary deals with questions from individual shareholders.

The results and results presentations, together with all information reported to the market via the regulatory information service, press releases and other shareholder information, are published on the Group's website at www.moneysupermarket.com to be viewed and accessed by all shareholders.

The Senior Independent Non-Executive Director, Michael Wemms, is available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive Officer or Chief Financial Officer has failed to resolve, or for which such contact is inappropriate.

All shareholders will have the opportunity to ask questions at the forthcoming Annual General Meeting and at all other times, by e-mailing or writing to the Company. The Chairmen of the Audit, Nomination and Remuneration Committees will be available to answer questions at the forthcoming Annual General Meeting. Shareholders may also contact the Chairman, the Chief Executive Officer or, if more appropriate, the Senior Independent Non-Executive Director to raise any issue with one or all of the Non-Executive Directors of the Company.

The Company will prepare separate resolutions on each substantially separate issue at the forthcoming Annual General Meeting. The result of the vote on each resolution will be published on the Group's website after the Annual General Meeting and will be announced via the regulatory information service.

Internal control and risk management

The Board is responsible for the Group's system of internal control and risk management and for reviewing its effectiveness. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The key features of the Group's system of internal control and risk management are:

- A comprehensive annual business planning and budgeting process, requiring Board approval, against which the Group's actual performance and any significant variances are reviewed by the Board.
- A schedule of matters reserved for the Board's approval to ensure it maintains control over appropriate strategic, financial, organisational, compliance and capital investment issues.
- An organisation structure with clearly defined lines of responsibility and delegation of authority.
- A clearly defined control policy and procedures for matters including appropriate authorisation levels.
- An executive management team which has the responsibility for identifying and evaluating risks facing the Group and for putting in place procedures to manage and monitor those risks.
- An annual two day strategy event to identify, evaluate and appropriately manage the key risks facing the Group using an external independent facilitator.

In addition, the Audit Committee receives:

- Reports from the external auditors in relation to the Financial Statements and the material financial reporting judgements contained in them.
- Reports from the external auditors in relation to the system of internal control and the testing by the external auditors of that system.

The Audit Committee has conducted a review of the effectiveness of the Group's system of internal control and risk management during the financial year ended 31 December 2008. The Board considers that in the context of the control environment described above, the Group's system of internal control and risk management is effective and satisfactory.

Compliance with the Combined Code

The Directors consider that during the financial year ended 31 December 2008 and to 24 February 2009 (being the latest practicable date prior to the publication of this report), the Company complied with the Combined Code except as follows:

A.3.2 – During the financial year ended 31 December 2008, at least half the Board, excluding the Chairman, comprised Independent Non-Executive Directors. With effect from the appointment of Peter Plumb as an Executive Director on 1 January 2009 to succeed Simon Nixon as Chief Executive Officer, and the appointments of Graham Donoghue and David Osborne as Executive Directors on 23 February 2009, at least half the Board, excluding the Chairman, does not comprise Independent Non-Executive Directors. The Company has commenced the process, with the assistance of an external search company, to appoint additional Independent Non-Executive Directors.

B.2.1 – The Remuneration Committee comprises Michael Wemms and Rob Rowley, both of whom the Board has determined to be Independent Non-Executive Directors, and Gerald Corbett. Accordingly, the Remuneration Committee does not currently comprise at least three Independent Non-Executive Directors. The Company has commenced the process, with the assistance of an external search company, to appoint additional Independent Non-Executive Directors. It is currently anticipated that at least one of the appointees will become a member of the Remuneration Committee.

C.3.1 – The Audit Committee comprises Rob Rowley and Michael Wemms, both of whom the Board has determined to be Independent Non-Executive Directors, and Gerald Corbett. Accordingly, the Audit Committee does not currently comprise at least three Independent Non-Executive Directors. The Company has commenced the process, with the assistance of an external search company, to appoint additional Independent Non-Executive Directors. It is currently anticipated that at least one of the appointees will become a member of the Audit Committee.

D.1.1 – As a result of regular feedback provided to the Board by the Chairman, Chief Executive Officer and Chief Financial Officer following their dialogue with major shareholders, the Senior Independent Non-Executive Director believes he is aware of the views of major shareholders. Unless requested by major shareholders, the Senior Independent Non-Executive Director does not attend meetings with them.

This report was approved by the Board and signed on its behalf by:

Darren Drabble
Company Secretary
24 February 2009

Corporate Governance
Audit Committee Report

The Audit Committee presents a separate report in relation to the financial year ended 31 December 2008.

Composition of the Audit Committee
The Audit Committee comprises the three Non-Executive Directors, Rob Rowley (Chairman of the Audit Committee), Gerald Corbett and Michael Wemms. Rob Rowley and Michael Wemms are considered by the Board to be independent. Gerald Corbett was considered by the Board to be independent on appointment. Biographies of the members of the Audit Committee are set out on pages 34 and 35. Rob Rowley is a qualified accountant and was formerly finance director of Reuters plc and chairman of the audit committee at Prudential plc. He is currently chairman of the audit committee at Liberty International plc. The Board is satisfied that Rob Rowley has recent and relevant financial experience.

Operation of the Audit Committee
The Audit Committee met on four occasions during the financial year ended 31 December 2008. Details of the attendance at Audit Committee meetings are set out in the Corporate Governance Report on page 44.

The Chief Financial Officer, together with the external auditors, will normally attend meetings at the invitation of the Chairman of the Audit Committee. At each Audit Committee meeting, the external auditors are invited by the Audit Committee to advise them of any matters which they consider should be brought to the Audit Committee's attention without the Executive Directors present.

The Company Secretary acts as secretary to the Audit Committee. The members of the Audit Committee can, where they judge it necessary to discharge their responsibilities, obtain independent professional advice at the Company's expense. The external auditors may also request a meeting with the Audit Committee if they consider it necessary.

The Audit Committee's duties include:

- Reviewing the Group's Financial Statements and the material financial reporting judgements contained in them.
- Reviewing the Group's internal control and risk management systems.
- Advising the Board on the appointment and removal of the external auditors and the remuneration and terms of engagement of the external auditors.
- Developing and implementing policy on the engagement of the external auditors to supply non-audit services.
- Considering the requirement for an internal audit function.
- Reviewing the Group's whistleblowing procedures.

The terms of reference of the Audit Committee are published on the Group's website at www.moneysupermarket.com and are available in hard copy form on application to the Company Secretary.

The Audit Committee undertakes its activities in line with an annual work plan. The Audit Committee agrees the scope of the audit work and discusses the results of the full year audit and half year review each year.

In order that the Board is kept fully informed of the Audit Committee's work, the Chairman of the Audit Committee reports on the Audit Committee's work at the next Board meeting. The Board also receives a copy of the minutes of each meeting of the Audit Committee.

During the year, the Audit Committee approved a new formal whistleblowing procedure whereby employees may, in confidence, disclose issues or concerns about possible malpractice or wrongdoing by the Group or any of its employees without fear of reprisal. This includes arrangements to investigate such matters and for appropriate follow-up action.

Internal control and risk management
The Board is responsible for the Group's system of internal control and risk management and for reviewing its effectiveness. The Audit Committee monitors and undertakes an annual review of the effectiveness of, and the framework for, the Group's system of internal control and risk management. This includes annual consideration as to whether there is a need to establish an internal audit function.

The Audit Committee undertook a review of the effectiveness of, and the framework for, the Group's system of internal control and risk management, including financial, operational and compliance controls during the year. The external auditors were engaged to review and test the effectiveness of the Group's system of internal control and to assist the Audit Committee in its review of the effectiveness of that system. The Audit Committee received comprehensive reports from the external auditors at each Audit Committee meeting on the results and progress of this review and the tests undertaken by the external auditors.

During the financial year ended 31 December 2008, the Audit Committee considered the need to establish an internal audit function and concluded that the control systems are sufficient for the size and complexity of the Group such that an internal audit function is not required at this time. This will be reviewed in 2009.

Review of the work of the external auditors
Subject to the annual appointment of the external auditors by shareholders, the Audit Committee regularly reviews the relationship between the Group and the external auditors. This review includes an assessment of their performance, cost-effectiveness, objectivity and independence.

The Audit Committee is responsible for ensuring that an appropriate relationship is maintained between the Group and the external auditors. The Group has implemented a policy of controlling the provision of non-audit services by the external auditors in order to maintain their independence and ensure that their objectivity and independence is safeguarded. This control is exercised by ensuring that all non-audit services are subject to the prior approval of the Audit Committee. During the year, the Audit Committee approved the appointment of other accountancy firms to provide non-audit services to the Group and anticipates that this will continue in 2009.

The Audit Committee, having considered the external auditors' performance during their period in office, recommends their re-appointment. A full breakdown of the audit and non-audit related fees is set out in note 5 to the Group Financial Statements on page 64. The Audit Committee discussed the level of fees and considered them appropriate given the current size of the Group. The Audit Committee is satisfied that the level and scope of non-audit services undertaken by the external auditors does not impair their independence and objectivity.

This report was approved by the Board and signed on its behalf by:

Rob Rowley
Chairman of the Audit Committee
24 February 2009

Corporate Governance
Nomination Committee Report

The Nomination Committee presents a separate report in relation to the financial year ended 31 December 2008.

Composition of the Nomination Committee
The Nomination Committee comprises the three Non-Executive Directors, Gerald Corbett (Chairman of the Nomination Committee), Michael Wemms and Rob Rowley. Rob Rowley and Michael Wemms are considered by the Board to be independent. Gerald Corbett was considered by the Board to be independent on appointment. Biographies of the members of the Nomination Committee are set out on pages 34 and 35.

Operation of the Nomination Committee
The Nomination Committee met on two occasions during the financial year ended 31 December 2008. Details of the attendance at Nomination Committee meetings are set out in the Corporate Governance Report on page 44.

The Nomination Committee meets as necessary and is responsible for evaluating the balance of skills, knowledge and experience of the Board, considering the size, structure and composition of the Board and, where necessary, considering and recommending to the Board persons who are appropriate for appointment as Directors.

The Nomination Committee has a formal, rigorous and transparent procedure for the appointment of new Directors to the Board. The process involves the Nomination Committee interviewing suitable candidates who are proposed by either existing Board members or by an external search company. Careful consideration is given to ensure appointees have enough time available to devote to the role and that the balance of skills, knowledge and experience on the Board is maintained.

When dealing with the appointment of a successor to the Chairman, the Senior Independent Non-Executive Director will chair the Nomination Committee instead of the Chairman.

When the Nomination Committee has identified a suitable candidate, the Chairman of the Nomination Committee will make a recommendation to the Board with the Board making the final decision.

During the year, the Nomination Committee reviewed the balance of skills, knowledge and experience of the Board together with the size, structure and composition of the Board, and considered the appointment of additional Executive Directors of the Company including the appointment of a Chief Executive Officer to succeed Simon Nixon.

After meeting with Nomination Committee members, Peter Plumb was appointed an Executive Director with effect from 1 January 2009 and each of Graham Donoghue and David Osborne were appointed Executive Directors with effect from 23 February 2009.

The Nomination Committee has commenced the process, with the assistance of an external search company, to appoint additional Independent Non-Executive Directors.

The Company Secretary acts as secretary to the Nomination Committee. The members of the Nomination Committee can, where they judge it necessary to discharge their responsibilities, obtain independent professional advice at the Company's expense. At the invitation of the Chairman of the Nomination Committee, the Chief Executive Officer, Chief Financial Officer and Human Resources Director may attend meetings of the Nomination Committee.

The terms of reference of the Nomination Committee are published on the Group's website at www.moneysupermarket.com and are available in hard copy form on application to the Company Secretary.

Each of the Non-Executive Directors has written letters of appointment. Their respective letters of appointment set out their expected time commitment to the Company. Each of the Non-Executive Directors has undertaken that they have sufficient time to meet what is expected of them.

In order that the Board is kept fully informed of the Nomination Committee's work, the Chairman of the Nomination Committee reports on the Nomination Committee's work at the next Board meeting. The Board also receives a copy of the minutes of each meeting of the Nomination Committee.

This report was approved by the Board and signed on its behalf by:

Gerald Corbett
Chairman of the Nomination Committee
24 February 2009

Corporate Governance
Directors' Remuneration Report

This Directors' Remuneration Report has been prepared by the Remuneration Committee and approved by the Board for the financial year ended 31 December 2008. It has been prepared in accordance with the Companies Act 1985 and The Directors' Remuneration Report Regulations 2002 ('Regulations'). This report provides the Company's statement of how it has applied the principles of good governance relating to Directors' remuneration and is intended to communicate the Company's policies and practices on executive remuneration.

As required by the Regulations, this report will be subject to an advisory shareholder vote at the forthcoming Annual General Meeting. KPMG Audit Plc have audited the content of the report described as 'Audited Information' to the extent required by the Regulations.

Remuneration Committee
The Remuneration Committee comprises the three Non-Executive Directors, Michael Wemms (Chairman of the Remuneration Committee), Gerald Corbett and Rob Rowley. Each of Michael Wemms and Rob Rowley are considered by the Board to be independent. Gerald Corbett was considered by the Board to be independent on appointment. Biographies of the members of the Remuneration Committee are set out on pages 34 and 35.

The Company Secretary acts as secretary to the Remuneration Committee. The members of the Remuneration Committee can, where they judge it necessary to discharge their responsibilities, obtain independent professional advice at the Company's expense.

At the invitation of the Chairman of the Remuneration Committee, the Chief Executive Officer, Chief Financial Officer and Human Resources Director may attend meetings of the Remuneration Committee, except when their own remuneration is under consideration. No Director is involved in determining his or her own remuneration.

The Remuneration Committee met on six occasions during the financial year ended 31 December 2008. Details of the attendance at Remuneration Committee meetings are set out in the Corporate Governance Report on page 44. The Chairman of the Remuneration Committee reports the outcome of the meetings to the Board. The Board also receives a copy of the minutes of each meeting of the Remuneration Committee.

The Remuneration Committee meets not less than twice each year and is responsible for:

- Determining and agreeing with the Board the framework and policy for the remuneration of the Chairman, Executive Directors, Company Secretary and executive management team.
- Determining the remuneration package of the Chairman, Executive Directors, Company Secretary and executive management team, including, where appropriate, bonuses, incentive payments, share options and pension arrangements within the terms of the agreed framework and policy.
- Determining awards under the Company's share schemes.

The Remuneration Committee's terms of reference are published on the Group's website at www.moneysupermarket.com and are available in hard copy form on application to the Company Secretary.

Advisors
During the year, the Remuneration Committee received advice from MM&K Limited, who are independent remuneration consultants, in connection with remuneration matters including market comparison salary benchmarking data and best practice, and the development of the Group's performance related remuneration policy. MM&K Limited has no other connection or relationship with the Group. MM&K Limited provided no other services to the Group during the financial year ended 31 December 2008.

Remuneration policy and objectives
The remuneration policy with respect to the Executive Directors has been designed to provide market competitive remuneration relative to UK listed companies of similar size and scope.

The principal objective of the remuneration policy is to provide market competitive levels of remuneration in a form and amount necessary to attract, retain and motivate Executive Directors of appropriate calibre and experience which is essential to the future success of the Group. The importance of aligning the interests of the Executive Directors with the creation of shareholder value over both the short term and long term is key to this objective. The Remuneration Committee believes that this requires:

- The provision of mid-market base salaries with appropriate leverage to reward sustained exceptional performance provided stretching and demanding performance conditions are met.
- A reward structure that places an appropriate emphasis on short term and long term performance to support operating performance and to reward sustained longer term performance.

The Company believes that in order to meet its remuneration objectives, the remuneration of Executive Directors should comprise a balance between fixed and variable (performance related) pay elements with a significant proportion of potential total remuneration comprising performance related elements.

The Remuneration Committee has reviewed the remuneration policy to ensure it is sufficiently flexible to take account of future changes in the Group's business operations and environment, and recognises key developments in remuneration practice and alignment to shareholders' interests. Consequently, the policy set out in this report has applied during 2008 and will apply in 2009. In determining the remuneration arrangements of the Executive Directors, the Remuneration Committee is sensitive to the pay and employment conditions elsewhere in the Group, especially when determining base salary increases.

Components of remuneration

The potential components of the remuneration packages of the Executive Directors consist of a number of separate elements, namely base salary, a performance related bonus, pension contributions, car allowance, Long Term Incentive Plan, Share Option Scheme and Share Incentive Plan. In addition, Paul Doughty is to participate in the Simon Nixon Scheme which is described further on page 50.

Base salary

The base salary positions the role and the individual fairly within a competitive market range derived from a peer group of UK listed companies. Salaries for the Executive Directors are reviewed annually to take account of market movement, individual contribution and increases elsewhere in the Group.

Performance related bonus

Targets were approved by the Remuneration Committee at the beginning of 2008 and were aligned to internal targets, strategic business objectives for 2008 and to shareholders' interests.

Target bonuses were payable for the achievement of performance measures based on adjusted EBITDA set at appropriately stretching levels combined with the achievement of certain objectives based on a balanced scorecard approach. Up to 125% of base salary for Simon Nixon and 100% of base salary for Paul Doughty were payable for the achievement of target performance. For the achievement of performance greater than target, the bonus amounts increased on a straight line basis according to a set formula. In the financial year ended 31 December 2008, Simon Nixon earned a bonus of 40% of base salary and Paul Doughty earned a bonus of 33% of base salary.

Following a review of incentive arrangements, the Remuneration Committee has decided that the same overall structure as applied in 2008 should continue in 2009. Target bonuses will be paid for the achievement of performance measures based on adjusted EBITDA set at appropriately stretching levels combined with the achievement of certain objectives based on a balanced scorecard approach. Up to 125% of base salary for Peter Plumb and 100% of base salary for each of Paul Doughty, Graham Donoghue and David Osborne will be payable for the achievement of target performance. For the achievement of performance greater than target, the bonus amounts will increase on a straight line basis according to a set formula. Simon Nixon will not participate in the Group's performance related bonus scheme in 2009.

Pension contributions

The Company operates a contributory money purchase pension scheme for the benefit of the Executive Directors. In all cases, base salary only is pensionable. During the financial year ended 31 December 2008, the Company matched pension contributions up to 1% of base salary for the benefit of the Executive Directors. In 2009 the Company will match pension contributions up to 8% of base salary for the benefit of the Executive Directors.

Car allowance

In 2008, the Company provided a car allowance of £7,200 per annum for each of the Executive Directors. From 1 January 2009, the Company provides a car allowance of £14,000 per annum for each of the Executive Directors. The amount of the car allowance is reviewed annually.

Long Term Incentive Plan

Conditional free share awards are made by Appleby Trust (Jersey) Limited, as trustee of the Company's Employee Benefit Trust, following recommendations made by the Board. The levels of award and the performance conditions are recommended and reviewed by the Remuneration Committee annually. The awards normally vest at the end of a three year period, subject to the achievement of the performance conditions and continued employment. Awards lapse to the extent that the performance conditions are not achieved. The maximum award that can be made to an employee in any financial year is the equivalent of 200% of an employee's annual base salary, calculated on the basis of the market price of the Company's shares at the date of grant.

In the financial year ended 31 December 2008, awards under the Long Term Incentive Plan were made to one employee of the Group and were made over shares worth 55% of that employee's annual base salary. No awards were made to the Executive Directors in the year. For 100% of the award to vest, the Company must achieve at least 100% of its cumulative adjusted EBITDA target for the financial years 2008 to 2010 (inclusive). Vesting starts at 50% of the award for achievement of 90% of the cumulative adjusted EBITDA target and increases on a straight line basis up to achievement of 100% of the target. No award will vest for performance below 90% of the target.

The Remuneration Committee chose a cumulative adjusted EBITDA target as the performance target for this award under the Long Term Incentive Plan as this measure is aligned to internal growth targets and shareholders' interests. The Remuneration Committee will meet once the results for the three year plan period are available to ascertain whether the performance conditions have been satisfied as determined by the audited financial results of the Company and its subsidiaries for the financial years 2008 to 2010 (inclusive).

The Remuneration Committee has decided for 2009 to revise the performance targets of the Long Term Incentive Plan. As a result, performance targets will be based on a combination of an adjusted EBITDA target and total shareholder return relative to a selected peer group of companies. The Remuneration Committee has chosen this combination of targets to provide closer alignment of the Long Term Incentive Plan with underlying Group financial performance and shareholder interests.

Corporate Governance
Directors' Remuneration Report continued

Share Option Scheme
Prior to the listing of the Company on 31 July 2007 ('Listing'), the Group operated the Moneysupermarket.com Financial Group Limited Share Option Scheme. All options under this scheme were granted prior to Listing and the Group does not intend to grant any further options under this scheme. The options vest over a three year period from the date of grant subject to continued employment and will lapse on the earlier of the tenth anniversary of the date of grant and the date the option holder ceases to be employed by the Group. There are no performance conditions applicable to this scheme as it is a historic scheme used prior to Listing principally as a means of retaining key employees.

Share Incentive Plan
The Company's HMRC approved all employee Share Incentive Plan provides all employees with the opportunity to purchase ordinary shares in the Company on a monthly basis using money deducted from their pre-tax salary.

Simon Nixon Scheme
As disclosed in the prospectus issued in connection with the Listing of the Company, Simon Nixon is to establish an additional incentive scheme under which he will personally grant options over 1,413,199 ordinary shares held by him in favour of Paul Doughty. One tranche of the options will vest on 31 July 2009 subject to Paul Doughty's continued employment with the Group. The remaining tranche of the options will vest based on satisfaction of Group related performance targets and individual related performance targets for the financial year 2008 and for the first 6 months of 2009, subject to his continued employment with the Group.

The purpose of this scheme is to further incentivise the achievement by Paul Doughty of exceptional performance and to align his interests with the interests of shareholders.

Service agreements
The current policy is for Executive Directors' service agreement notice periods to be normally no longer than 12 months.

The service agreements of the current Executive Directors and the letters of appointment of the Non-Executive Directors include the following terms:

	Effective date of service agreement/ letter of appointment	Unexpired term (approximate months from 31 December 2008)[1]	Notice period from Director (months)	Notice period from Company (months)
Executive Directors				
Simon Nixon	25 February 2009	12	12	12
Paul Doughty	31 July 2007	12	12	12
Peter Plumb	25 February 2009	12	12	12
Graham Donoghue	23 February 2009	12	12	12
David Osborne	23 February 2009	12	12	12
Non-Executive Directors				
Gerald Corbett	28 June 2007	18	12	12
Michael Wemms	10 July 2007	19	12	12
Rob Rowley	19 September 2007	21	0	12

1. Executive Directors are appointed on 12 month rolling contracts.

Peter Plumb's service agreement contains a temporary provision which states that, if his employment is terminated by the Company as a result of a change in control, wrongful dismissal or redundancy before 1 November 2011, he will be entitled to the sum of £225,000 less the market value of any shares received or receivable by him pursuant to his participation in the Group's Long Term Incentive Plan and less any tax payable on such sum, in addition to his 12 month notice period. Thereafter Peter Plumb's notice period will revert to the normal 12 months which reflects the Company's general policy on such matters.

Subject to the above, there are no special provisions for Executive Directors or Non-Executive Directors with regard to compensation in the event of loss of office. In the event of the employment of an Executive Director being terminated, the Remuneration Committee would, having regard to the individual's circumstances, pay due regard to best practice and take account of the individual's duty to mitigate their loss.

The service agreements and letters of appointment are available for inspection by shareholders at the forthcoming Annual General Meeting and during normal business hours at the Company's registered office address.

Other appointments
Executive Directors may only accept outside appointments on external boards or committees with the prior approval of the Board. In addition to his directorship of companies in the Group, Simon Nixon is a director of Unique E-Ventures Limited and its subsidiaries (Abacus Permanent Limited, Online Leads Limited, 1st Source Partnership Limited, Dotcom Travel Limited and Virtual Processing Limited) and Simonseeks.com Limited, in each of which Simon Nixon is, directly or indirectly, the majority shareholder. In addition to his directorship of companies in the Group, Paul Doughty is a director of Unique E-Ventures Limited and its subsidiaries (Abacus

Permanent Limited, Online Leads Limited, 1st Source Partnership Limited, Dotcom Travel Limited and Virtual Processing Limited). In addition to his directorship of companies in the Group, Peter Plumb is a director of The Naked Fruit Company Limited.

Non-Executive Directors
The Non-Executive Directors do not have service agreements but instead have letters of appointment for a three year term. The current policy is for Non-Executive Directors' letters of appointment notice periods to be normally no longer than 12 months. Each of the Non-Executive Directors currently has a letter of appointment reflecting this.

Remuneration of Non-Executive Directors consists solely of fees. The remuneration of the Chairman is determined by the Remuneration Committee and the remuneration of the other Non-Executive Directors is determined by the Executive Directors. The Non-Executive Directors do not participate in any of the Group's bonus, pension, share option or other incentive schemes.

Performance graph
The following graph shows the total shareholder return of the Company in comparison to an appropriate index for the period since Listing.

Total shareholder return: Moneysupermarket.com Group PLC and FTSE 250 index (excluding Investment Trusts)

Value of a hypothetical £100 holding since Listing



120.00
100.00
80.00
60.00
40.00
20.00
Jun 07
Sep 07
Dec 07
Mar 08
Jun 08
Sep 08
Dec 08
FTSE 250 Index (excluding Investment Trusts)
Moneysupermarket.com Group PLC

The Remuneration Committee considers the FTSE 250 Index (excluding Investment Trusts) to be an appropriate index for total shareholder return and comparison disclosure as it represents a broad equity market index in which the Company is a constituent member.

Directors' interests in shares
As at 31 December 2008, the Directors' beneficial interests in the share capital of the Company were as follows:

	31 December 2008	31 December 2007
Executive Directors		
Simon Nixon	270,050,932 ordinary shares	270,538,243 ordinary shares 95,294,118 deferred shares
Paul Doughty	699,539 ordinary shares	2,055 ordinary shares
Non-Executive Directors		
Gerald Corbett	117,647 ordinary shares	117,647 ordinary shares
Michael Wemms	5,500 ordinary shares	–
Rob Rowley	–	–

The shareholdings shown on the previous page are all beneficial interests and include the interests of their spouses, civil partners and infant children or step-children together with the interests held on their behalf by the trustee of the Company's Share Incentive Plan which is detailed on page 50. No Director held a non-beneficial interest in any shares.

In the period 31 December 2008 to 24 February 2009 (being the latest practicable date prior to the publication of this report), there has been no change in the Directors' interests in shares in the Company other than through the monthly purchases in January and February 2009 of ordinary shares under the Company's Share Incentive Plan by Paul Doughty. This has resulted in an increase in the interests held by Paul Doughty of 433 ordinary shares during this period.

Audited information

The following information has been audited by the Company's auditors, as required by the Companies Act 1985.

Directors' remuneration

Details of individual Directors' remuneration received during the financial year ended 31 December 2008 are as follows:

	Basic salary and fees (£)[1]	Taxable benefits (£)[2]	Performance related bonus (£)	Pension contributions (£)	Total 2008 (£)	Total six months and nine days ended 31 December 2007 (£)
Executive Directors						
Simon Nixon	325,000	7,200	131,250	–	463,450	238,463
Paul Doughty	237,500	7,200	78,750	–	323,450	198,174
Non-Executive Directors						
Gerald Corbett[3]	190,000	25,000	–	–	215,000	207,500
Michael Wemms	75,000	–	–	–	75,000	86,080
Rob Rowley	60,000	–	–	–	60,000	17,000
Total emoluments	**887,500**	**39,400**	**210,000**	**–**	**1,136,900**	**747,217**

1. Between 1 January 2008 and 30 June 2008, Simon Nixon and Paul Doughty's basic salaries were £300,000 and £225,000 respectively per annum. With effect from 1 July 2008, Simon Nixon's and Paul Doughty's basic salaries were increased to £350,000 and £250,000 respectively per annum. Gerald Corbett receives a basic fee of £190,000 per annum. Michael Wemms and Rob Rowley each receive a basic fee of £50,000 per annum. An additional fee of £15,000 per annum is paid to Michael Wemms as the Senior Independent Non-Executive Director and an additional fee of £10,000 per annum is paid to each of Rob Rowley and Michael Wemms as the Chairmen of the Audit and Remuneration Committees respectively.
2. Benefits for the Executive Directors incorporate all benefits and expense allowances arising from employment which relate to the provision of a car allowance. Benefits for Gerald Corbett relate to an annual allowance of £25,000 for a motor vehicle and associated costs.
3. Under a share award agreement between the Company and Gerald Corbett dated 31 July 2007, Gerald Corbett will be entitled to subscribe at nominal value for 235,294 ordinary shares in the Company (representing twice the number of shares he purchased on Listing with an investment of £200,000), conditional upon completion of three years' service as Chairman of the Company from Listing and the continued retention for that three year period of the 117,647 ordinary shares he purchased on Listing.

Directors' interests in Share Options and the Long Term Incentive Plan

Full details of the options over ordinary shares in the Company held by the Executive Directors under the Share Option Scheme during the financial year ended 31 December 2008 are shown below. As at 31 December 2008, no awards had been made to the Executive Directors under the Long Term Incentive Plan.

	Date of grant	Options held at start of year	Options granted during year	Options exercised during year	Options lapsed during year	Options held at end of year	Option exercise price (p)	Market price of shares at date of exercise (p)	Date from which option exercisable	Expiry date
Simon Nixon	–	–	–	–	–	–	–	–	–	–
Total		–	–	–	–	–				
Paul Doughty	18 June 2007	3,750,000	–	1,250,000	–	2,500,000	6	66	18 June 2008[1]	18 June 2017
Total		**3,750,000**	**–**	**1,250,000**	**–**	**2,500,000**				

1. The options granted to Paul Doughty on 18 June 2007 vest in three equal tranches after the first, second and third anniversary of the date of grant.
2. The market price of the Company's ordinary shares on 31 December 2008 was 53.25p and the range of closing prices during the year was 140p to 43.25p.
3. Aggregate gains made by Paul Doughty on the exercise of options over 1,250,000 ordinary shares in the year were £746,625.

This report was approved by the Board and signed on its behalf by:

Michael Wemms
Chairman of the Remuneration Committee
24 February 2009

Independent Auditor's Report to the Members of Moneysupermarket.com Group PLC

We have audited the Group and Company Financial Statements (the 'Financial Statements') of Moneysupermarket.com Group PLC (the 'Company') for the period ended 31 December 2008 which comprise the Group Income Statement, the Group and Company Balance Sheets, the Group Cash Flow Statement, the Group Statement of Changes in Equity and the related notes. These Financial Statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors
The Directors' responsibilities for preparing the Annual Report and the Group Financial Statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU, and for preparing the Company Financial Statements and the Directors' Remuneration Report in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors' responsibilities on page 40.

Our responsibility is to audit the Financial Statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Financial Statements give a true and fair view, and whether the Financial Statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group Financial Statements, Article 4 of the IAS Regulation. We also report to you whether, in our opinion, the information given in the Directors' Report is consistent with the Financial Statements. The information given in the Directors' Report includes that specific information presented in the Financial and Business Review that is cross referred from the business review section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Report reflects the Company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited Financial Statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements, and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:

- the Group Financial Statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group's affairs as at 31 December 2008 and of its loss for the period then ended;
- the Group Financial Statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the Company Financial Statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2008;
- the Company Financial Statements, and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the Financial Statements.

KPMG Audit Plc KPMG Audit Plc
Chartered Accountants
Registered Auditor
St James' Square
Manchester M2 6DS
24 February 2009

Financial Statements

Group Income Statement

for the period ended 31 December 2008

	Note	Year ended 31 December 2008 £000	Six months and nine days ended 31 December 2007 £000
Revenue		**178,800**	88,314
Cost of sales		**(62,063)**	(29,057)
Gross profit		**116,737**	59,257
Distribution expenses		**(21,618)**	(10,332)
Administrative expenses – other		**(79,635)**	(37,817)
Administrative expenses – impairment of goodwill	12	**(70,000)**	–
Administrative expenses		**(149,635)**	(37,817)
Results from operating activities	5	**(54,516)**	11,108
Financial income	7	**3,504**	1,336
Financial expense	7	**–**	(4,894)
Net finance income/(costs)		**3,504**	(3,558)
(Loss)/profit before income tax		**(51,012)**	7,550
Income tax (charge)/credit	8	**(8,094)**	1,874
(Loss)/profit for the period		**(59,106)**	9,424
Attributable to:			
Equity holders of the Company		**(58,987)**	9,472
Minority interest	21	**(119)**	(48)
(Loss)/profit for the period		**(59,106)**	9,424
(Loss)/earnings per share			
Basic (loss)/earnings per ordinary share (pence)	9	**(11.8)**	3.0
Diluted (loss)/earnings per ordinary share (pence)	9	**(11.8)**	2.9

Financial Statements

Group Balance Sheet

at 31 December 2008

	Note	31 December 2008 £000	31 December 2007 £000
Assets			
Non-current assets			
Property, plant and equipment	11	**13,596**	12,585
Intangible assets	12	**223,653**	318,853
Deferred tax asset	15	**362**	3,124
Total non-current assets		**237,611**	334,562
Current assets			
Trade and other receivables	13	**16,074**	19,906
Prepayments		**2,059**	1,194
Cash and cash equivalents		**73,465**	54,015
Total current assets		**91,598**	75,115
Total assets		**329,209**	409,677
Liabilities			
Non-current liabilities			
Deferred tax liability	15	**47,259**	54,243
Current liabilities			
Trade and other payables	14	**20,710**	25,681
Current tax liabilities		**3,394**	2,758
Total current liabilities		**24,104**	28,439
Total liabilities		**71,363**	82,682
Equity			
Share capital	16	**101**	118
Share premium		**171,047**	170,565
Retained earnings		**(20,042)**	13,285
Other reserves		**106,740**	143,027
Total equity attributable to equity holders of the Company		**257,846**	326,995
Minority interest		**-**	-
Total equity		**257,846**	326,995
Total equity and liabilities		**329,209**	409,677

The Financial Statements were approved by the Board of Directors and authorised for issue on 24 February 2009. They were signed on its behalf by:

Simon Nixon

Paul Doughty

Financial Statements
Group Statement of Changes in Equity
for the period ended 31 December 2008

	Note	Issued share capital £000	Share premium £000	Other reserves £000	Retained earnings £000	Reserve for own shares £000	Foreign currency translation reserve £000	Total £000
Foreign currency translation*		–	–	–	–	–	9	9
Deferred tax recognised on share based payments		–	–	–	262	–	–	262
Profit for the period		–	–	–	9,424	–	–	9,424
Total income and expense for the period		–	–	–	9,686	–	9	9,695
Arising on acquisition of subsidiary		–	–	143,018	–	–	–	143,018
Issue of share capital		118	179,927	–	–	–	–	180,045
Transaction costs		–	(9,362)	–	–	–	–	(9,362)
Share-based payment	18	–	–	–	3,599	–	–	3,599
At 31 December 2007		**118**	**170,565**	**143,018**	**13,285**	**–**	**9**	**326,995**
Foreign currency translation*		–	–	–	–	–	(6)	(6)
Deferred tax recognised on share based payments		–	–	–	(209)	–	–	(209)
Loss for the period		–	–	–	(59,106)	–	–	(59,106)
Total income and expense for the period		–	–	–	(59,315)	–	(6)	(59,321)
Share options exercised		2	482	–	–	–	–	484
Purchase and cancellation of deferred shares		(19)	–	19	–	–	–	–
Equity dividends	10	–	–	–	(14,637)	–	–	(14,637)
Share-based payment	18	–	–	–	4,325	–	–	4,325
Reserves transfer		–	–	(36,300)	36,300	–	–	–
At 31 December 2008		**101**	**171,047**	**106,737**	**(20,042)**	**–**	**3**	**257,846**

Other reserves
The other reserves balance represents the merger and revaluation reserves generated upon the acquisition of Moneysupermarket.com Financial Group Limited by the Company, as discussed in note 3, and a capital redemption reserve for £19,000 arising from the acquisition of 95,294,118 deferred shares of 0.02p by the Company from Simon Nixon.

Foreign currency translation reserve
The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Reserve for own shares
The reserve for the Company's own ordinary shares comprises the cost of the Company ordinary shares held by the Group. At 31 December 2008, the Group held 948,184 shares at a cost of 0.02p per share through a trust for the benefit of the Group's employees.

* Foreign currency translation represents the only income or expense for the current and prior periods recognised directly in equity.

Financial Statements

Group Cash Flow Statement

for the period ended 31 December 2008

	Note	Year ended 31 December 2008 £000	Six months and nine days ended 31 December 2007 £000
Operating activities			
(Loss)/profit for the period		**(59,106)**	9,424
Adjustments to reconcile Group net (loss)/profit to net cash flows:			
Depreciation	11	**3,543**	908
Amortisation of intangible assets	12	**25,200**	13,325
Impairment of goodwill	12	**70,000**	-
Loss on disposal of property, plant and equipment		**78**	-
Net finance (income)/costs	7	**(3,504)**	3,558
Equity-settled share-based payment transactions	18	**4,325**	3,599
Income tax charge/(credit)	8	**8,094**	(1,874)
Change in trade and other receivables		**2,890**	2,541
Change in trade and other payables		**(4,971)**	(1,730)
Income tax paid		**(11,894)**	(6,254)
Net cash flow from operating activities		**34,655**	23,497
Investing activities			
Interest received		**3,581**	1,336
Acquisition of subsidiary		**-**	(164,561)
Cash acquired with subsidiary		**-**	14,296
Acquisition of property, plant and equipment	11	**(4,618)**	(6,260)
Net cash flow from investing activities		**(1,037)**	(155,189)
Financing activities			
Proceeds from share issue		**484**	179,951
Purchase of own shares		**-**	-
Costs from issue of shares		**-**	(9,362)
Proceeds from borrowings		**-**	150,000
Loan from a related party		**-**	20,000
Repayment of borrowings		**-**	(150,000)
Interest paid		**-**	(4,882)
Dividends paid	10	**(14,637)**	-
Net cash flow from financing activities		**(14,153)**	185,707
Net increase in cash and cash equivalents		**19,465**	54,015
Cash and cash equivalents at start of period		**54,015**	-
Effect of exchange rate fluctuations on cash held		**(15)**	-
Cash and cash equivalents at end of period		**73,465**	54,015

Financial Statements
Notes to the Group Financial Statements

1 Corporate Information
The Group Financial Statements of Moneysupermarket.com Group PLC ("Company"), a company incorporated in England, and its subsidiaries for the period ended 31 December 2008 were authorised for issue in accordance with a resolution of the Directors on 24 February 2009. The Group Financial Statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the EU ("Adopted IFRSs"). The Company has elected to prepare its Company Financial Statements in accordance with UK GAAP; these are presented on pages 75 to 79.

2 Summary of significant accounting policies
Basis of preparation
The Financial Statements are prepared on the historical cost basis. Comparative figures presented in the Financial Statements represent the six months and nine days ended 31 December 2007. The Financial Statements are prepared on a going concern basis, which the Directors deem appropriate, given the Group's positive cash position and lack of debt.

Use of estimates and judgements
The preparation of Financial Statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

The most significant areas of estimation uncertainty, and areas where critical judgements are made in applying accounting policies that have a material effect on the Financial Statements, are listed below. The uncertainties encountered, and judgements made, are described in more detail in the relevant accounting policies and accompanying notes:

- Notes 3 and 12 goodwill and other intangibles, including their amortisation and impairment
- Note 13 revenue recognition
- Note 13 provision for doubtful debts
- Note 14 accruals
- Note 18 share-based payments

Basis of consolidation
These Group Financial Statements incorporate the Financial Statements of the Company and its subsidiaries.

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The Financial Statements of subsidiaries are included in the Group Financial Statements from the date that control commences until the date that control ceases.

Foreign currency
The Group Financial Statements are presented in sterling, which is the Company's functional and presentation currency. The functional currency of the foreign operation Icero GmbH is the euro. The income and expenses of the foreign operation are translated into sterling at an average exchange rate for the period in which the activity occurred. The assets and liabilities of the foreign operation are translated into sterling using exchange rates ruling as at the balance sheet date. The exchange difference arising upon translation is taken directly to a separate component of equity.

Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Foreign currency differences arising on retranslation are recognised as a profit or loss.

Revenue
Internet business
The Group generates fees from Internet lead generation (click based revenue), commissions from brokerage sales and advertising through a variety of contractual arrangements. The Group recognises click based revenues and associated costs in the period that the lead is generated. Brokerage commissions are recognised at the point of completion of the transaction with the customer. Advertising revenue is recognised in the period when an advertisement is delivered to the end user.

Intermediary business
Commissions are recognised on completed transactions in the period that a transaction completes.

Revenue is recognised net of value added tax.

Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

2 Summary of significant accounting policies continued
Depreciation is charged to the Income Statement on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Land is not depreciated. Assets under construction are not depreciated until brought into use. The estimated useful lives are as follows:

Buildings	50 years
Plant and equipment (including IT equipment)	3 years
Fixtures and fittings	5 years
Office equipment	5 years

The useful lives and depreciation rates are reassessed at each reporting date.

Intangible assets
Goodwill
Business combinations are accounted for using the acquisition accounting method. The excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities, is recognised in the balance sheet as goodwill and is not amortised.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses, with the carrying value being reviewed for impairment at least annually, and whenever there is an indication that the carrying value may be impaired.

Other intangible assets
The cost of other intangible assets acquired in a business combination is fair value as at the date of acquisition. After initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. All the Group's intangible assets (other than goodwill) have been identified as having finite useful lives. As such, they are amortised on a straight line basis over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year end. The amortisation expense on intangible assets with finite lives is recognised in the Income Statement in the expense category consistent with the function of the intangible asset. The estimated useful lives are as follows:

Market-related	10 years
Customer relationships	7 years
Customer lists	3 years
Technology	3 years

Market-related intangible assets are defined as those that are primarily used in the marketing or promotion of products and services, for example trademarks, trade names and internet domain names.

Customer-related intangible assets consist of customer lists, customer contracts and relationships, and non-contractual customer relationships. For accounting purposes, customer relationships and customer lists have been identified separately. Relationships with high-profile customers provide the Group with prominence in the marketplace, create volume and traffic on the website, and enhance the reputation of the brand. Customer lists allow the Group to undertake targeted marketing activities.

Technology-based intangible assets relate to innovations and technical advances such as computer software, patented and unpatented technology, databases and trade secrets.

Impairment
The carrying amounts of the Group's assets are reviewed annually to determine whether there is any indication of impairment. If such indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the Income Statement.

For the purposes of impairment reviews, the recoverable amount of the Group's assets is taken to be the higher of their fair value less costs to sell and their value in use.

Research and development
Expenditure on research activities, undertaken with the prospect of gaining technical knowledge and understanding, is charged to the Income Statement when incurred. Development expenditure is capitalised when it meets the criteria outlined in SIC 32. Expenditure that does not meet the criteria is expensed directly to the Income Statement.

2 Summary of significant accounting policies continued

Cash and cash equivalents
Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand are included as a component of cash and cash equivalents for the purpose only of the Cash Flow Statement.

Employee benefits
Defined contribution plans
Obligations for contributions to defined contribution pension plans are recognised as an expense in the Income Statement as incurred.

Share-based payment transactions
The share option programme allows certain Group employees to acquire shares of Moneysupermarket.com Group PLC; these awards are granted by Moneysupermarket.com Group PLC. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using the Black-Scholes model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is due only to share prices not achieving the threshold for vesting.

Short-term employee benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are recognised in the Income Statement as the related service is provided.

A provision is recognised for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Net finance income
Net finance income comprises interest payable and interest receivable, which are recognised in the Income Statement as they accrue using the effective interest method.

Dividends
Dividends payable to the Company's shareholders are recognised as a liability and deducted from shareholders' equity in the period in which the shareholders' right to receive payment is established.

Taxation
Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognised in the Income Statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit other than in a business combination; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

A deferred tax liability was recognised in the prior period as 30% of the value of the intangible assets with finite lives which were generated upon the acquisition of Moneysupermarket.com Financial Group Limited, representing the tax effect of the amortisation of these assets in future periods. At the prior period end, this liability was revalued at the enacted corporation tax rate of 28%, this being the rate at which the liability will unwind. This liability will decrease in line with the amortisation of the related intangible assets, with the deferred tax credit recognised in the Income Statement in accordance with IAS 12.

Group management of capital
The Group's objectives when managing capital are:

- to safeguard the entity's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and
- to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

2 Summary of significant accounting policies continued

The Group sets the amount of capital in proportion to risk. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In assessing the level of capital all components of equity are taken into account, i.e. share capital and retained earnings and reserves (where applicable).

The Group manages its cash balances by depositing them with a number of financial institutions to reduce credit risk. The Group has no debt as at 31 December 2008 and is not subject to externally imposed capital requirements; management of capital therefore focuses around its ability to generate cash from its operations. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or sell assets to raise funds. The Group believes it is meeting its objectives for managing capital as funds are available for reinvestment where necessary as well as being in a position to make returns to shareholders where this is felt appropriate.

Accounting standards issued but not yet effective

A number of new standards, amendments to standards and interpretations have been issued during the year ended 31 December 2008 but are not yet effective, and therefore have not yet been adopted by the Group:

- **IFRS 8 – Operating Segments** introduces the 'management approach' to segmental reporting. IFRS 8, which becomes mandatory for the Group's 2009 Financial Statements, will require the disclosure of segment information based on the internal reports regularly reviewed by the Group's Chief Operating Decision Maker in order to assess each segment's performance and to allocate resources to them. Currently the Group presents segment information on a business and geographical segment basis (see note 4). The Group expects to present its segmental reporting on a different basis in the future.
- **IFRIC 13 – Customer Loyalty Programmes** addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programmes for their customers. It relates to customer loyalty programmes under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Group's 2009 Financial Statements, is not expected to have any impact on the Group Financial Statements.
- **Amendment to IAS 1 – Presentation Of Financial Statements** requires presentation of all non-owner changes in equity either in a single statement of comprehensive equity, or in an income statement plus a statement of comprehensive equity. The amended standard, which will become effective for annual periods beginning on or after 1 January 2009 with earlier adoption permitted, will require a change in the presentation of the Group's Financial Statements.
- **Amendment to IAS 23 – Borrowing Costs** requires an entity to capitalise borrowing costs directly attributable to an acquisition, construction, or production of a qualifying asset as part of the cost of the asset, removing the option to recognise the costs as an expense. The revised standard is effective for annual periods beginning on or after 1 January 2009. The Group currently holds no borrowings, so the standard is expected to have no impact on the Group Financial Statements.
- **Amendment to IFRS 1 and IAS 27 – Cost Of An Investment In A Subsidiary** requires changes to the accounting for a non-controlling interest in and the loss of control of a subsidiary. The amendments, which are effective for annual periods beginning on or after 1 July 2009, and apply retrospectively, except in certain circumstances, are not expected to have any impact on the Group Financial Statements.
- **Amendment to IFRS 2 – Share Based Payments: Vesting Conditions And Cancellations** changes the definition of vesting conditions within IFRS 2 to clarify that vesting conditions are limited to service conditions and performance conditions, with other conditions considered non-vesting. Under the amendment, non-vesting conditions are taken into account in measuring the grant date fair value of the share based payment and there is no true-up of equity-settled arrangements for differences between expected and actual outcomes. Therefore if all vesting conditions are met, then the entity will recognise the grant date fair value of the equity-settled share based payment as a compensation cost, even if the counterparty does not become entitled to the share based payment due to a failure to meet a non-vesting condition. The amendment applies retrospectively to annual periods beginning on or after 1 January 2009, with earlier application permitted. The Group does not expect the amendment to have any impact on the Group Financial Statements.
- **Amendment to IAS 32 – Financial Instruments: Presentation and IAS 1 – Presentation Of Financial Statements** provides exemptions from the requirement to classify as a liability financial instruments under which an entity has an unavoidable obligation to deliver cash. The exemptions apply to two categories only of instruments issued by an entity, being puttable financial instruments, or an instrument or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. The amendments set out detailed definitions and circumstances that must be met before these exemptions are available. The amendments to IAS 32 lead to consequential amendments to IAS 1, IFRS 7 and IFRIC 2. The amendments to IAS 32 are effective for annual periods beginning on or after 1 January 2009, with earlier adoption permitted. The Group does not currently hold any financial instruments falling within the scope of the amendment, and therefore does not expect the amendment to have any impact on the Group Financial Statements.
- **Amendment to IAS 39 – Financial Instruments: Recognition And Measurement – Eligible Hedged Items** addresses the two situations where the IASB considered that diversity existed or was likely to exist, being the designation of one-sided risk in a hedged item, and the designation of inflation in a financial hedged item. The amendment does not replace existing guidance, but simply provides additional application guidance to clarify the existing principles in relation to what items can qualify for hedge accounting, assessing hedge effectiveness and designating financial items as hedged items. The amendment is effective for accounting periods beginning on or after 1 July 2009, and is not expected to have any impact on the Group Financial Statements.

The Group continues to monitor the potential impact of other new standards and interpretations which may be endorsed by the European Union and require adoption by the Group in future accounting periods.

3 Business combinations

On 22 June 2007, the Company acquired 100% of the voting shares of Moneysupermarket.com Financial Group Limited.

The fair value of the identifiable assets and liabilities of the consolidated Moneysupermarket.com Financial Group Limited group of companies at the date of acquisition and the corresponding carrying amounts immediately before the acquisition were:

	Pre-acquisition carrying amounts £000	Fair value adjustments £000	Recognised values on acquisition £000
Property, plant and equipment	7,233	–	7,233
Intangible assets	–	207,213	207,213
Deferred tax assets	133	1,706	1,839
Trade and other receivables	22,293	–	22,293
Prepayments	1,463	–	1,463
Cash and cash equivalents	14,296	–	14,296
	45,418	**208,919**	**254,337**
Deferred tax liabilities	–	(62,000)	(62,000)
Trade and other payables	(12,346)	2,827	(9,519)
	(12,346)	**(59,173)**	**(71,519)**
Net identifiable assets and liabilities	**33,072**	**149,746**	**182,818**
Goodwill on acquisition (note 12)			124,965
Total consideration			**307,783**

The fair value adjustments to intangible fixed assets represent the fair values calculated by an independent third party as attributable to the Group's marketing related intangible assets, customer relationships, customer lists and technology. The deferred tax liability represents the tax effect which will result from the amortisation of the intangible assets, calculated at 30% of their fair value. The deferred tax asset and trade payables adjustment represent the recognition of the tax effect of share based payments.

The goodwill recognised on the acquisition is attributable mainly to the skills and technical talent of the acquired business' workforce and expectations of the Group's future performance.

The total cash element of the acquisition was £164,765,000 and comprised a cash payment and costs directly attributable to the acquisition. £162,000,000 was paid to acquire 40% of Moneysupermarket.com Financial Group Limited and there were £2,765,000 of costs associated with the acquisition.

At the same time, shares in Moneysupermarket.com Financial Group Limited, representing 15% of share capital, with fair value of £60,750,000 were exchanged as part of the acquisition.

Subsequently, the 45,500 Moneysupermarket.com Financial Group Limited shares owned by Simon Nixon were exchanged for 85,498 B ordinary shares in Moneysupermarket.com Group PLC. As this was a transaction between parties under common control, it is outside of the scope of IFRS 3 and the shares have been recorded at book value at the date of transaction.

Consideration

	£000
Cash consideration	162,000
Costs associated with the acquisition	2,765
Fair value of share-for-share exchange	60,750
Transfer of 45% from company under common control	82,268
Total	**307,783**

3 Business combinations continued

The consideration has resulted in the recognition of a merger reserve for 15% of the fair value of assets acquired of £60,750,000, a merger reserve of £16,923,000 for 45% of the book value transferred from a company under common control, and a revaluation reserve of £65,345,000 representing 45% of the fair value of the intangible assets transferred from a company under common control. Subsequent to the impairment of goodwill discussed in note 12, £36,300,000 of these reserves has been released to retained earnings.

	£000
Cash outflow on acquisition:	
Net cash acquired with the subsidiary	14,296
Cash paid	(164,561)
Net cash outflow	**(150,265)**

From the date of acquisition, Moneysupermarket.com Financial Group Limited contributed £18,869,000 to the net profit of the Group during 2007.

If the combination had taken place at the beginning of 2007, the profit for the Group for the year ended 31 December 2007 would have been £17,406,000 and revenue from continuing operations would have been £162,882,000.

4 Segmental information

Business segments

The Group's primary format for segment reporting is business segments and its secondary format is geographical segments. There is no material difference between the country origin of sales and the location of customer.

	2008			2007		
	Internet £000	**Intermediary £000**	**Total £000**	Internet £000	Intermediary £000	Total £000
Period ended 31 December						
Revenue						
Segment revenue	**172,532**	**6,268**	**178,800**	82,586	5,728	88,314
Results						
Segment result	**(52,587)**	**(827)**	**(53,414)**	12,077	(114)	11,963
Unallocated expenses			**(1,102)**			(855)
(Loss)/profit from operating activities			**(54,516)**			11,108
Net finance income/(costs)			**3,504**			(3,558)
(Loss)/profit before tax			**(51,012)**			7,550
Income tax (charge)/credit			**(8,094)**			1,874
(Loss)/profit for the period			**(59,106)**			9,424
As at 31 December						
Assets and liabilities						
Segment assets	**35,316**	**146**	**35,462**	35,173	461	35,634
Intangible assets	**168,688**	**-**	**168,688**	193,888	-	193,888
Goodwill	**54,965**	**-**	**54,965**	124,965	-	124,965
Unallocated assets			**70,094**			55,190
Total assets			**329,209**			409,677
Segment liabilities	**28,817**	**3,412**	**32,229**	36,765	2,599	39,364
Deferred tax liability	**47,259**	**-**	**47,259**	54,243	-	54,243
Unallocated liabilities			**(8,125)**			(10,925)
Total liabilities			**71,363**			82,682
Other segment information						
Capital expenditure						
Property, plant and equipment	**4,618**	**-**	**4,618**	13,493	-	13,493
Intangible fixed assets	**-**	**-**	**-**	332,178	-	332,178
Total capital expenditure			**4,618**			345,671
Depreciation	**3,543**	**-**	**3,543**	908	-	908
Amortisation	**25,200**	**-**	**25,200**	13,325	-	13,325
Impairment of goodwill	**70,000**	**-**	**70,000**	-	-	-

Unallocated expenses relate to Group overheads. Included within the unallocated assets balance is £41,400,000 (2007: £50,000,000) of cash which is held by Moneysupermarket.com Financial Group Limited and £27,993,000 (2007: £1,600,000) of cash held by the Company. As such, this cash cannot be attributed to either business segment.

4 Segmental information continued

Geographical segments

The following table presents revenue, expenditure and certain asset information regarding the Group's geographical segments:

	2008			2007		
	UK £000	Europe £000	Total £000	UK £000	Europe £000	Total £000
Period ended 31 December						
Revenue						
Segment revenue	178,800	–	178,800	88,157	157	88,314
Other segment information						
Segment assets	328,977	232	329,209	409,215	462	409,677
Capital expenditure						
Property, plant and equipment	4,445	173	4,618	13,392	101	13,493
Intangible assets	–	–	–	332,178	–	332,178
Total capital expenditure			4,618			345,671

5 Results from operating activities

	31 December 2008 £000	31 December 2007 £000
(Loss)/profit on ordinary activities before taxation is stated after charging		
Depreciation	3,543	908
Amortisation of intangible assets	25,200	13,325
Impairment of goodwill	70,000	–
Research and development costs	915	709
Auditors' remuneration:		
Audit of these Financial Statements	60	66
Audit of subsidiaries' Financial Statements	45	50
Review of interim Financial Statements	25	–
Services relating to direct and indirect taxation	150	176
Services relating to IT advisory	34	–
Services relating to a review of processes and controls	182	103
Other services	99	61

During 2007, the auditors also provided services relating to the acquisition of Moneysupermarket.com Financial Group Limited and flotation of the Company to the value of £1,229,000 which were capitalised or charged to share premium.

6 Staff numbers and cost

The average number of persons employed by the Group (including Directors) during the period, analysed by category, was as follows:

	Number of employees 31 December 2008	Number of employees 31 December 2007
IT operations	264	269
Administration	363	337
	627	606

The aggregate payroll costs of these persons were as follows:

	31 December 2008 £000	31 December 2007 £000
Wages and salaries	25,155	9,322
Compulsory social security contributions	2,389	1,034
Contributions to defined contribution plans	24	12
Equity-settled share-based payment transactions	4,325	3,599
	31,893	13,967

7 Finance income and expense

	31 December 2008 £000	31 December 2007 £000
Financial income		
Interest received on bank deposits	**3,504**	1,336
Financial expense		
Interest expense on financial liabilities	**-**	(4,894)
Net finance income/(expense)	**3,504**	(3,558)

The interest expense incurred in 2007 includes £3,664,000 of costs directly associated with the raising and drawdown of the loan facility used during the acquisition of Moneysupermarket.com Financial Group Limited by the Company, and £1,230,000 of interest payable on the loan facility.

8 Income tax

Tax charged/(credited) in the Income Statement

	31 December 2008 £000	31 December 2007 £000
Current tax		
Current tax on income for the period	**13,936**	7,152
Current tax on equity-settled share options	**(1,405)**	(247)
	12,531	6,905
Deferred tax		
Origination and reversal of temporary differences	**(6,984)**	(3,908)
Adjustments due to change in corporation tax rate	**-**	(3,715)
Deferred tax on unapproved equity-settled share options	**2,547**	(1,156)
	(4,437)	(8,779)
Tax on (loss)/profit on ordinary activities	**8,094**	(1,874)

Reconciliation of the effective tax rate

The tax charge/(credit) for the period is higher (2007: lower) than the standard rate of corporation tax in the UK in 2008 of 28% (2007: 30%). The differences are explained below.

	31 December 2008 £000	31 December 2007 £000
(Loss)/profit for the period	**(51,012)**	7,550
Standard rate of tax at 28.5% (2007: 30%)	**(14,538)**	2,265
Effects of:		
Expenses not deductible for tax purposes	**1,720**	335
Impairment charge against goodwill	**19,950**	-
Deferred tax not recognised at 28.5% (2007: 30%)	**338**	943
Impact on deferred tax of reduction in corporation tax rate to 28%	**125**	(3,715)
Movement on deferred tax related to share-based payments	**1,143**	(1,702)
Utilisation of losses on which no deferred tax asset previously recognised	**(644)**	-
Tax on (loss)/profit on ordinary activities (see above)	**8,094**	(1,874)

The standard rate of corporation tax in the UK reduced from 30% to 28% with effect from 1 April 2008. The effective tax rate for 2008 has therefore been estimated at 28.5%.

Unrecognised tax losses

The Group has tax losses arising from the results of a foreign subsidiary of £1,185,000 (2007: £477,000). A deferred tax asset has not been recognised in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group and they have arisen in a foreign subsidiary that may not make a profit in the immediate future.

9 Earnings per share

Basic earnings per share

Basic earnings per share amounts are calculated by dividing the profit or loss for the period attributable to ordinary equity holders of the Company, by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share

Diluted earnings per share amounts are calculated by dividing the profit or loss for the period attributable to ordinary equity holders of the Company, by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares.

Earnings per share

Basic and diluted (loss)/earnings per share has been calculated on the following basis:

	2008 £000	2007 £000
(Loss)/profit after taxation (for basic and diluted earnings per share)	**(59,106)**	9,424
Basic weighted average ordinary shares in issue (millions)	**498.9**	313.6
Dilutive effect of share based instruments (millions)	**-**	12.2
Diluted weighted average ordinary shares in issue (millions)	**498.9**	325.8
Basic (loss)/earnings per ordinary share (pence)	**(11.8)**	3.0
Diluted (loss)/earnings per ordinary share (pence)	**(11.8)**	2.9

10 Dividends

	2008 £000	2007 £000
Declared and paid during the period:		
Equity dividends on ordinary shares:		
Final dividend for 2007: 1.63p per share	**8,098**	-
Interim dividend for 2008: 1.3p per share	**6,539**	-
Proposed for approval (not recognised as a liability at 31 December):		
Equity dividends on ordinary shares:		
Final dividend for 2008: 2.2p per share	**11,107**	-

11 Property, plant and equipment

	Land and buildings £000	Under construction £000	Plant and equipment £000	Office equipment £000	Fixtures and fittings £000	Total £000
Cost:						
On acquisition of Moneysupermarket.com Financial Group Limited	4,566	100	2,289	153	125	7,233
Additions	10	5,064	1,151	18	17	6,260
Transfers	-	(100)	100	-	-	-
Disposals	-	-	(70)	-	-	(70)
At 31 December 2007	4,576	5,064	3,470	171	142	13,423
Additions	245	890	3,283	80	120	4,618
Transfers	1,520	(5,064)	3,544	-	-	-
Disposals	(11)	-	(131)	(9)	(18)	(169)
Foreign exchange adjustments	-	-	28	-	4	32
At 31 December 2008	**6,330**	**890**	**10,194**	**242**	**248**	**17,904**
Depreciation:						
Depreciation for the period	48	-	801	23	36	908
Disposals	-	-	(70)	-	-	(70)
At 31 December 2007	48	-	731	23	36	838
Depreciation for the period	114	-	3,281	89	59	3,543
Disposals	(9)	-	(71)	(5)	(6)	(91)
Foreign exchange adjustments	-	-	18	-	-	18
At 31 December 2008	**153**	**-**	**3,959**	**107**	**89**	**4,308**
Carrying amounts:						
At 31 December 2007	4,528	5,064	2,739	148	106	12,585
At 31 December 2008	**6,177**	**890**	**6,235**	**135**	**159**	**13,596**

12 Intangible assets

	Market related £000	Customer relationship £000	Customer list £000	Technology related £000	Goodwill £000	Total £000
Cost:						
On acquisition of Moneysupermarket.com Financial Group Limited	132,100	68,500	713	5,900	124,965	332,178
At 31 December 2007 and 31 December 2008	**132,100**	**68,500**	**713**	**5,900**	**124,965**	**332,178**
Amortisation:						
Charged during the period	6,985	5,174	126	1,040	-	13,325
At 31 December 2007	6,985	5,174	126	1,040	-	13,325
Charged during the period	13,210	9,786	238	1,966	-	25,200
Impairment losses	-	-	-	-	70,000	70,000
At 31 December 2008	**20,195**	**14,960**	**364**	**3,006**	**70,000**	**108,525**
Carrying amounts:						
At 31 December 2007	125,115	63,326	587	4,860	124,965	318,853
At 31 December 2008	**111,905**	**53,540**	**349**	**2,894**	**54,965**	**223,653**

The amortisation charge for the period is included within administrative expenses in the Income Statement.

During 2007 the Group employed the services of an appropriately qualified and experienced independent third party to value the intangible assets acquired from Moneysupermarket.com Financial Group Limited. This valuation was used as the initial carrying value for these assets. Since the goodwill and intangibles have historically constituted approximately 90% of the Group's net assets balance, the Group has tended to use its quoted market price to provide assurance over the value, or indicate impairment of, its assets. At the balance sheet date and prior to any impairment, the market capitalisation of the Group represented 92% of the total carrying value of the goodwill and intangible assets (2007: market capitalisation exceeded carrying value by 70%). Whilst not directly comparable, the quoted market price acts as an indicator of impairment, and in light of this, the Group has performed a thorough assessment during the period to consider whether its non-current assets are impaired.

Impairment testing of goodwill

On an annual basis, or where an indication exists, the Group is required to assess its goodwill and intangible assets for impairment. Given the worsening economic conditions and the turmoil in the credit and wider financial markets, the impairment testing has been performed on the following basis.

For the current period, the recoverable amount of the assets was taken to be their value in use and was calculated by reference to the cash flows taken from the Group's forecasts as detailed below.

For the purposes of impairment testing, the Group has one significant cash generating unit (CGU), the internet segment, to which all of the goodwill has been allocated. The segment is the lowest level at which goodwill is monitored for internal management purposes. The present value of its future cash flows has been calculated with the following key assumptions applied:

- Cash flows for year 1 represent management's best estimate of future cash flows as at 31 December 2008, and are based upon the Group's approved budget for 2009. The main assumptions underlying the 2009 budget relate to visitor numbers and revenue per transaction/visitor. The budget reflects the general downturn in the consumer economy and expected lower levels of credit available to consumers and lower levels of discretionary expenditure in general.
- Subsequent cash flows for future years assume 0% growth in earnings from those forecast for 2009. Management believe this reflects the tightening of lending criteria, withdrawal of products by providers, and the general downturn in the economy. No reliable third party estimates of long term growth rates exist given it is a relatively new business model.
- Cash flows into perpetuity have been incorporated in the calculations.
- A pre-tax discount rate of 16% has been used in the forecast. This reflects the increased risk and uncertainty inherent in the current economic climate, the lack of confidence with which the near future can be forecast, and the additional risks specific to the Group and the industry in which it operates.

When the economy begins to recover a different set of assumptions may be more appropriate.

12 Intangible assets continued

Impairment testing of goodwill

The analysis performed calculates the value in use of the internet segment as £237.2m, indicating that the segment's assets are impaired as follows:

	£000
Value in use of internet segment	237,249
Representing:	
Carrying value of tangible non-current assets	(13,596)
Carrying value of other intangible non-current assets	(168,688)
Implied book value of goodwill	54,965
Carrying value of goodwill	(124,965)
Impairment of goodwill	**(70,000)**

An impairment loss of £70.0m has been recognised in the year and therefore there is no difference between the carrying amount and recoverable amount of the goodwill balance as at the balance sheet date. An increase of 1% in the discount rate, with all other assumptions held constant, would give rise to an additional impairment charge of £14.5m. A decrease of 1% in the value of cash flows generated, with all other assumptions held constant, would give rise to an additional impairment charge of £2.4m.

Impairment testing of other intangible assets, property, plant and equipment

For impairment testing purposes, all of the Group's intangible, and other non-current, assets are also assigned to the internet segment. With reference to the testing described above, the value in use of £237.2m assigned to the internet segment indicates that neither the other intangible, nor other non-current, assets are impaired. At an individual level, management believe that the assumptions relating to each intangible asset remain applicable, and that no adjustment is required to their valuation, nor their useful economic lives.

13 Trade and other receivables

	31 December 2008 £000	31 December 2007 £000
Trade receivables	**16,074**	19,906

All receivables fall due within one year. At 31 December 2008 trade receivables are shown net of a provision for doubtful debts of £348,194 (2007: £103,000), which represents a judgement made by management of which receivable balances are unlikely to be recovered.

Movements in the provision for doubtful debts were as follows:

	2008 £000	2007 £000
At start of period	**103**	-
Charge for the period	**264**	188
Amounts written off	**(19)**	(85)
At 31 December	**348**	**103**

As at 31 December, the analysis of trade receivables that were past due but not impaired is as follows:

		Neither past due nor	Past due not impaired				
	Total £000	impaired £000	0-30 days £000	30-60 days £000	60-90 days £000	90-120 days £000	>120 days £000
At 31 December 2007	19,906	13,845	4,781	757	289	45	189
At 31 December 2008	**16,074**	**10,409**	**3,466**	**1,529**	**242**	**330**	**98**

The Group's standard payment terms are 15 days.

14 Trade and other payables

	31 December 2008 £000	31 December 2007 £000
Trade payables due to related parties	**5**	563
Other trade payables	**12,471**	16,790
Non-trade payables and accrued expenses	**8,217**	8,288
Deferred income	**17**	40
	20,710	25,681

As at 31 December, the analysis of trade payables is as follows:

	Total £000	Current £000	0-30 days £000	30-60 days £000	60-90 days £000	90-120 days £000	>120 days £000
At 31 December 2007	17,353	10,983	1,246	361	405	183	4,175
At 31 December 2008	**12,476**	**5,584**	**1,334**	**774**	**167**	**122**	**4,495**

As at 31 December 2008, the Group did not hold any other financial liabilities requiring disclosure under IAS 32.

15 Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities	
	2008 £000	2007 £000	2008 £000	2007 £000
At start of period	**(3,124)**	(1,706)	**54,243**	61,955
Temporary differences	**–**	–	**(6,984)**	(3,997)
Reduction in corporation tax rate	**–**	–	**–**	(3,715)
Revaluation of unapproved options at the balance sheet date	**2,762**	(1,156)	**–**	–
Issue of LTIP equity-settled share options	**–**	(262)	**–**	–
At 31 December	**(362)**	(3,124)	**47,259**	54,243

The deferred tax liability arises from the creation of the intangible assets upon the acquisition of Moneysupermarket.com Financial Group Limited.

The deferred tax asset arises from the future deduction available upon the exercise of share options.

16 Capital and reserves

Authorised

	2008		2007	
	Thousands	£	Thousands	£
Ordinary shares of 0.02p each	**1,154,706**	**230,941**	1,154,706	230,941
Deferred shares of 0.02p each	**95,294**	**19,059**	95,294	19,059
	1,250,000	**250,000**	1,250,000	250,000

The following rights attached to the shares in issue during the period:

Ordinary shares

The owners of ordinary shares were entitled to returns of capital, receive a dividend and vote.

During the period the Group issued 8,049,996 ordinary shares upon the exercising of unapproved options by a number of senior management.

Deferred shares

The owners of deferred shares were not entitled to any returns of capital, receive a dividend nor vote.

On 21 May 2008, the Group purchased 95,294,118 deferred shares from Simon Nixon, for an aggregate consideration of £1, and subsequently cancelled them.

16 Capital and reserves continued
Issued and fully paid

Number of shares	Ordinary shares	A ordinary shares	B ordinary shares	Deferred shares	Total
At 22 June 2007	–	–	2	–	2
Shares issued upon acquisition of Moneysupermarket.com Financial Group Limited	6,758	4,796	85,498	–	97,052
At 29 June 2007	6,758	4,796	85,500	–	97,054
5,000 for one share split	33,790,000	23,980,000	427,500,000	–	485,270,000
At 9 July 2007	33,790,000	23,980,000	427,500,000	–	485,270,000
Conversion of B ordinary shares	332,205,882	–	(427,500,000)	95,294,118	–
Redesignation of A ordinary shares	23,980,000	(23,980,000)	–	–	–
Issued on listing	105,882,000	–	–	–	105,882,000
Issued on listing in relation to the Share Incentive Plan	948,184	–	–	–	948,184
At 31 December 2007	**496,806,066**	–	–	**95,294,118**	**592,100,184**
Purchase and cancellation of deferred shares	–	–	–	(95,294,118)	(95,294,118)
Issued on exercising of unapproved share options	8,049,996	–	–	–	8,049,996
At 31 December 2008	**504,856,062**	–	–		**504,856,062**

£	Ordinary shares	A ordinary shares	B ordinary shares	Deferred shares	Total
At 22 June 2007	–	–	2	–	2
Shares issued upon acquisition of Moneysupermarket.com Financial Group Limited	6,758	4,796	85,498	–	97,052
At 29 June 2007	6,758	4,796	85,500	–	97,054
5,000 for one share split	6,758	4,796	85,500	–	97,054
At 9 July 2007	6,758	4,796	85,500	–	97,054
Conversion of B ordinary shares	66,441	–	(85,500)	19,059	–
Redesignation of A ordinary shares	4,796	(4,796)	–	–	–
Issued on listing	21,176	–	–	–	21,176
Issued on listing in relation to the Share Incentive Plan	190	–	–	–	190
At 31 December 2007	**99,361**	–	–	**19,059**	**118,420**
Purchase and cancellation of deferred shares	–	–	–	(19,059)	(19,059)
Issued on exercising of unapproved share options	1,610	–	–	–	1,610
At 31 December 2008	**100,971**	–	–	–	**100,971**

The Group has a number of share option schemes under which options to subscribe for ordinary shares in the Company have been granted to certain Directors and employees (note 18).

17 Financial instruments
Interest rate risk
There is no significant exposure to interest risk as the Group has no borrowings.

The Group invests its cash in a range of cash deposit accounts with UK and Irish banks. Interest earned therefore closely follows movements in Bank of England base rates. A movement of 1% in this rate would result in a difference in annual pre-tax profit of £735,000 based on Group cash, cash equivalents and financial instruments at 31 December 2008. At the balance sheet date, £31,542,000 was invested with Bank of Scotland, this being the most invested with any one bank.

17 Financial instruments continued

Effective interest rates

In respect of interest-earning financial assets, the following table indicates their effective interest rates at the balance sheet date.

	31 December 2008		31 December 2007	
	Effective interest rate	£000	Effective interest rate	£000
Cash and cash equivalents	2.84%	73,465	6.07%	54,015

Credit risk

Credit risk with respect to trade receivables is monitored on an ongoing basis by the credit control team and finance management. By value, over 90% (2007: 90%) of the Group's revenue comes from blue chip companies. Most of the remaining provider base is subject to payment terms of one week collected by direct debits. At the balance sheet date, the five largest trade receivables, by provider, accounted for 19% (2007: 16%) of the total trade receivables balance of £16,074,000 (2007: £19,906,000) and the largest individual balance was £986,817 (2007: £618,147).

Fair values

The Group's financial assets and liabilities are principally short term in nature, and therefore their fair value is not materially different from their carrying value.

18 Share-based payments

Unapproved option scheme

Grant 1

On 22 May 2007 the holders of unapproved options in Moneysupermarket.com Financial Group Limited agreed to have their unapproved options replaced with options in the Company on similar terms to those that operated under the original scheme. Options over 1,460 shares were originally exchanged. Following the share sub-division on 9 July 2007 where each ordinary share was converted to 5,000 ordinary shares, the shares under option were subject to a similar sub-division. Following this, there were therefore 7,300,000 options in issue that related to the options in Moneysupermarket.com Financial Group Limited, exchanged for options in the Company.

These options were originally issued in Moneysupermarket.com Financial Group Limited on 9 May 2005 and vested on the earlier of a trade sale or a flotation provided that in the event of a flotation the options had been held for three years. The exercise price is 6p per share.

Grant 2

On 18 and 22 June 2007 the Company issued further unapproved options that entitled key management personnel and senior employees to acquire shares in the Company. Options were originally granted over 1,243 shares, which following the sub-division referred to above, became 6,215,000 shares.

Options vest on the earlier of a trade sale or, subject to a flotation, equally over a three year period on subsequent anniversaries from the date of issue. The exercise price is 6p per share.

Grant 3

Post the sub-division of shares referred to above, on 10 and 21 July 2007 the Company issued further unapproved options that entitled key management personnel and senior employees to acquire shares in the Company. Options were originally granted over 105,000 shares. Options vest on the earlier of a trade sale or, subject to a flotation, equally over a three year period on subsequent anniversaries from the date of issue. The exercise price is 6p per share.

Share Incentive Plan scheme (SIP)

Upon listing, the Company granted £3,000 of ordinary shares at the price of £1.70 to each eligible employee free of charge. If an employee leaves within one year of listing, all of these ordinary shares are forfeit; between one and two years of listing, 50% are forfeit; between two and three years of listing, 20% are forfeit; and after three years of listing, none are forfeit. 948,184 shares were issued under the Share Incentive Plan scheme in 2007.

Long Term Incentive Plan scheme (LTIP)

On 28 December 2007, the Company made awards under the Moneysupermarket.com Group PLC Long Term Incentive Plan for senior employees.

Under the plan, shares vest at the end of a three year period dependent upon the achievement of a cumulative adjusted EBITDA figure for the three financial years from 2008 to 2010.

During the year, a further 36,643 share options were granted under the scheme.

18 Share-based payments continued

Chairman's share award

Gerald Corbett, the Chairman of the Company, purchased 117,647 ordinary shares on the listing of the Company at the initial offer price of £1.70. Subject to him retaining these shares for three years and provided that he completes three years' service as Chairman he shall be entitled to subscribe at nominal value for twice the number of shares he purchased on the listing.

Simon Nixon Scheme

During the year, Simon Nixon established an additional incentive scheme under which he personally granted options over 633,504 ordinary shares in the Company held by him in favour of one former employee of the Group. Options over 487,311 ordinary shares vested on 8 October 2008 and were exercised by the former employee on that date. Options over the remaining 146,193 ordinary shares were dependent on the satisfaction of Group related performance targets for the year ended 31 December 2008 and have lapsed. Shares transferred under the scheme upon the vesting and exercise of the options were funded by Simon Nixon personally. It is anticipated that similar arrangements will be established in the future for Paul Doughty and certain other employees or former employees.

Movements in the year

The following table illustrates the number and weighted average exercise price (WAEP) of, and movements in, share options during the year:

	Number	WAEP
On acquisition	2,703	£300
Additional options granted upon 5,000 to 1 share split	13,512,297	£0.06
Unapproved options granted during the period	105,000	£0.06
Chairman's Award granted during the period	235,294	£0.00
Unapproved options forfeit during the period	(75,000)	£0.06
LTIP options granted during the period	1,220,215	£0.00
Outstanding at 31 December 2007	**15,000,509**	**£0.05**
LTIP options granted during the period	36,643	£0.00
LTIP options forfeit during the period	(254,872)	£0.00
Unapproved options exercised during the period (with a WAEP of £0.06)	(8,049,996)	£0.06
Unapproved options forfeit during the period	(1,198,334)	£0.06
Simon Nixon Scheme options granted during the period	633,504	£0.00
Simon Nixon Scheme options exercised during the period (with a WAEP of £0.00)	(487,311)	£0.00
Simon Nixon Scheme options lapsed during the period	(146,193)	£0.00
Outstanding at 31 December 2008	**5,533,950**	**£0.04**

As at 31 December 2008, 1,093,332 share options had vested but not been exercised.

The following table lists the inputs to the Black-Scholes models used for the schemes for the period ended 31 December 2008:

	Unapproved	SIP/ Chairman's Award	LTIP	Simon Nixon Scheme
Fair value at grant date (£)	1.57	1.55-1.65	1.26-1.34	0.56
Share price (£)	1.70	1.70	1.38	0.56
Exercise price (£)	0.06	0.00	0.00	0.00
Expected volatility (%)	30.0	n/a	n/a	n/a
Expected life of option (years)	3.0	3.0	3.0	0.0
Weighted average remaining contractual life (years)	0.7	1.6	2.0	n/a
Expected dividend yield (%)	3.0	3.0	3.0	6.3
Risk-free interest rate (%)	4.5	4.5	4.5	4.2

Expected volatility has been estimated by considering historic average share price volatility for similar companies. Staff attrition has been assessed based on historic retention rates.

The share option charge in the Income Statement can be attributed to the following types of option:

	2008 £000	2007 £000
Unapproved option scheme	**3,520**	3,358
Share Incentive Plan (SIP) scheme	**249**	189
Chairman's Share Award	**121**	52
Long Term Incentive Plan (LTIP) scheme	**162**	-
Simon Nixon Scheme	**273**	-
	4,325	3,599

19 Pensions and other post-employment benefit plans

The Group operates a defined contribution pension scheme based on basic salary. The assets of the scheme are held separately from those of the Group in an independently administered fund. The amounts charged to the Income Statement represent the contributions payable to the scheme in respect of the accounting period. In the period ended 31 December 2008 £24,000 of contributions were charged to the Income Statement (2007: £12,000). As at 31 December 2008 £2,000 (2007: nil) of contributions were outstanding on the balance sheet.

20 Commitments and contingencies

The Group is a defendant in a small number of disputes incidental to its operations which, in aggregate, are not expected to have a material adverse effect on the Group. Provision has been made for the expected settlement where the Group believes a payment will be made to settle the dispute.

21 Related party transactions

The Group has the following investments in subsidiaries:

	Country of incorporation	Ownership interest	Principal activity
Moneysupermarket.com Financial Group Limited	UK	100	Holding company
M2 Mortgage Club Limited	UK	100	Mortgage facilitators
Mortgage 2000 Design & Processing Limited	UK	100	Mortgage brokers and processors
Moneysupermarket.com Limited	UK	100	Internet price comparison
Travelsupermarket.com Limited	UK	100	Dormant
Insuresupermarket.com Limited	UK	100	Financial intermediary services
Mortgage 2000 Limited	UK	100	Financial intermediary services
Making Millionaires Limited	UK	100	Holding company
Moneysupermarket Limited	UK	100	Dormant
Icero GmbH	Germany	90	Internet price comparison
Foom.com Limited	UK	80	Social networking website
Inhoco 3429 Limited	UK	100	Dormant

The Company is the ultimate parent entity of the Group. Intercompany transactions with wholly owned subsidiaries have been excluded from this note, as per the exemption offered in IAS 24.

Transactions with key management personnel

There were no outstanding amounts loaned to Directors by the Company at 31 December 2008.

In addition to their salaries, the Group also provides non-cash benefits to Directors and executive officers. Executive officers also participate in the Group's share option programme, see note 18.

During the year, Simon Nixon and Paul Doughty received dividends from the Group totalling £4,409,807 in relation to the year ended 31 December 2007, and £3,517,037 in relation to the year ended 31 December 2008.

On 21 May 2008, the Group purchased 95,294,118 deferred shares held by Simon Nixon for a consideration of £1 (see note 16).

Key management personnel compensation

Key management, defined as the executive management team, received the following compensation during the period:

	31 December 2008 £000	31 December 2007 £000
Short-term employee benefits	**2,274**	1,346
Share-based payments	**2,820**	2,375
Post employment benefits	**9**	2
	5,103	3,723

Financial Statements
Notes to the Group Financial Statements continued

21 Related party transactions continued
Other related party transactions
A number of Directors and key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities.

A number of these entities transacted with the Group in the reporting period.

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

Director	Company	**Transaction value Year ended 31 December 2008 £000**	Transaction value Year ended 31 December 2007 £000	**Balance outstanding as at 31 December 2008 £000**	Balance outstanding as at 31 December 2007 £000
S J Nixon	Abacus Permanent Limited	**53**	333	**(221)**	(335)
S J Nixon	Virtual Processing Limited	**238**	602	**216**	(227)

The Group provides office space and services to Abacus Permanent Limited and Virtual Processing Limited, companies in which Simon Nixon controls over 90% of the voting shares. The Group recharges these two companies rent and associated services at the same levels as it recharges wholly owned subsidiary companies. These rates are based on notional open market rents for similar offices in the locality. In addition the Group provides payroll services for these related companies, fully recovering salaries paid. In the normal course of trade with these related companies the Group both charges and is charged for mortgage procuration fees. The level of these fees is at arm's length and mirrors the going rates in the open market.

The aggregate value of transactions and outstanding balances relating to Icero GmbH, which was not a wholly owned subsidiary of the Group at the balance sheet date, were as follows:

	Transaction value Year ended 31 December 2008 £000	Transaction value Year ended 31 December 2007 £000	**Balance outstanding as at 31 December 2008 £000**	Balance outstanding as at 31 December 2007 £000
Icero GmbH	**–**	–	**2,017**	663

The minority interest share of the loss for the period was £118,500. No liability has been recognised in the balance sheet, as there is no requirement for the minority interest to fund their share of the losses.

On 6 September 2007, Tim Heidfeld was appointed a Director of Icero GmbH, a company that was at that time a wholly owned subsidiary of Moneysupermarket.com Financial Group Limited. On 27 December 2007, Moneysupermarket.com Financial Group Limited entered into a shareholder's agreement with Tim Heidfeld pursuant to which Moneysupermarket.com Financial Group Limited transferred to Tim Heidfeld 10% of the shares of Icero GmbH in consideration for the payment by Tim Heidfeld to Moneysupermarket.com Financial Group Limited of €2,500. The shareholder's agreement includes a contractual obligation on Moneysupermarket.com Financial Group Limited to acquire all the shares in Icero GmbH held by Tim Heidfeld during the period 2010 to 2012 in predetermined tranches. The consideration to be paid by Moneysupermarket.com Financial Group Limited for the acquisition of the shares in Icero GmbH held by Tim Heidfeld will be determined by the financial performance of Icero GmbH during the financial years 2009 to 2011. No liability has been recognised at the balance sheet date, as the consideration to be paid cannot be reliably measured. The contingent consideration will be recognised when payment becomes probable. According to the shareholder's agreement, the maximum consideration that can be paid by Moneysupermarket.com Financial Group Limited to Tim Heidfeld for the acquisition of his 10% shareholding in Icero GmbH is €12,500,000. For the achievement by Icero GmbH of financial performance less than the target financial performance, the consideration payable by Moneysupermarket.com Financial Group Limited to Tim Heidfeld for the acquisition of the shares held by him in Icero GmbH is determined by a formula set out in the shareholder's agreement.

On 25 April 2008, Rob Budden was appointed a Director of Foom.com Limited. On that date, Rob Budden subscribed for 40 ordinary shares of £1 each in the capital of Foom.com Limited, representing 20% of the issued share capital of Foom.com Limited. On that date, Rob Budden entered into a shareholder's agreement with Making Millionaires Limited regulating their relationship as shareholders in Foom.com Limited.

22 Post balance sheet events
There have been no significant post balance sheet events requiring disclosure.

Financial Statements

Company Balance Sheet

at 31 December 2008

	Note	31 December 2008 £000	31 December 2007 £000
Fixed assets			
Investments	4	**181,688**	181,688
Current assets			
Debtors	5	**20,820**	44,673
Cash at bank and in hand		**27,994**	1,620
Total current assets		**48,814**	46,293
Creditors: amounts due within one year	6	**(15,168)**	(5,009)
Net current assets		**33,646**	41,284
Net assets		**215,334**	222,972
Capital and reserves			
Share capital	8	**101**	118
Share premium	8	**171,047**	170, 565
Other reserves	8	**16,942**	16,923
Profit and loss	8	**27,244**	35,366
		215,334	222,972

The Financial Statements were approved by the Board of Directors and authorised for issue on 24 February 2009. They were signed on its behalf by:

Simon Nixon

Paul Doughty

1 Accounting policies

Basis of preparation

The Financial Statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

No profit and loss account is presented for the Company as permitted by section 230 of the Companies Act 1985. The profit after tax for the Company was £2,190,000.

The Company has taken the exemption in FRS1 5(a) and consequently no cash flow statement is presented for the Company.

Investments

Investments are shown at cost less provision for impairment.

Share-based payment transactions

The share option programme allows certain employees of the Group to acquire shares in the Company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using an option valuation model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is due only to share prices not achieving the threshold for vesting. Subsidiaries are recharged for the amount recognised as share based payments relating to awards for their employees. The fair value of the recharge is recognised over the vesting period.

Dividends

Dividends receivable are recognised when the Company's right to receive payment is established. Dividends payable to the Company's shareholders are recognised as a liability and deducted from shareholders' equity in the period in which the shareholders' right to receive payment is established.

Taxation

Tax on the profit or loss for the period comprises current and deferred tax. Tax is recognised in the profit and loss account except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

2 Share-based payments

The analysis and disclosures in relation to share-based payments are given in the Group Financial Statements in note 18.

3 Staff numbers and cost

The average number of persons employed by the Company (including Directors) during the period, analysed by category, was as follows:

	Number of employees 31 December 2008	Number of employees 31 December 2007
Administration	**2**	2

The aggregate payroll costs of these persons were as follows:

	31 December 2008 £000	31 December 2007 £000
Wages and salaries	**787**	436
Social security costs	**99**	55
Share based payments	**1,947**	1,631
	2,833	2,122

4 Investments

	Shares in subsidiary undertakings £000
Cost and net book value:	
At 31 December 2007 and 31 December 2008	**181,688**

The investment comprises £162,000,000 of cash consideration, £2,765,000 of costs and £16,923,000 arising from the transfer of net assets at book value from a company under common control, representing the acquisition of Moneysupermarket.com Financial Group Limited.

5 Debtors

	31 December 2008 £000	31 December 2007 £000
Amount due from subsidiary undertakings	**20,812**	43,120
Other debtors	**8**	–
Corporation tax	–	1,553
	20,820	44,673

6 Creditors: amounts falling due within one year

	31 December 2008 £000	31 December 2007 £000
Amount owed to subsidiary undertaking	**15,040**	4,735
Accruals	**128**	136
Amounts owed to related parties/Directors	–	138
	15,168	5,009

7 Dividends

	31 December 2008 £000	31 December 2007 £000
Declared and paid during the period:		
Equity dividends on ordinary shares:		
Final dividend for 2007: 1.63p per share	**8,098**	–
Interim dividend for 2008: 1.3p per share	**6,539**	–
Proposed for approval (not recognised as a liability at 31 December):		
Equity dividends on ordinary shares:		
Final dividend for 2008: 2.2p per share	**11,107**	–

During 2007, the Company received dividends of £37,000,000 from Moneysupermarket.com Financial Group Limited.

8 Capital and reserves

Authorised

	2008 Thousands	2008 £	2007 Thousands	2007 £
Ordinary shares of 0.02p each	**1,154,706**	**230,941**	1,154,706	230,941
Deferred shares of 0.02p each	**95,294**	**19,059**	95,294	19,059
	1,250,000	**250,000**	1,250,000	250,000

The following rights attached to the shares in issue during the period:

Ordinary shares
The owners of ordinary shares were entitled to returns of capital, receive a dividend and vote.

During the period the Group issued 8,049,996 ordinary shares upon the exercising of unapproved options by a number of senior management.

Deferred shares
The owners of deferred shares were not entitled to any returns of capital, receive a dividend nor vote.

On 21 May 2008, the Group purchased 95,294,118 deferred shares from Simon Nixon, for an aggregate consideration of £1, and subsequently cancelled them.

Issued and fully paid

Number of shares	Ordinary shares	A ordinary shares	B ordinary shares	Deferred shares	Total
At 22 June 2007	–	–	2	–	2
Shares issued upon acquisition of Moneysupermarket.com Financial Group Limited	6,758	4,796	85,498	–	97,052
At 29 June 2007	6,758	4,796	85,500	–	97,054
5,000 for one share split	33,790,000	23,980,000	427,500,000	–	485,270,000
At 9 July 2007	33,790,000	23,980,000	427,500,000	–	485,270,000
Conversion of B ordinary shares	332,205,882	–	(427,500,000)	95,294,118	–
Redesignation of A ordinary shares	23,980,000	(23,980,000)	–	–	–
Issued on listing	105,882,000	–	–	–	105,882,000
Issued on listing in relation to the Share Incentive Plan	948,184	–	–	–	948,184
At 31 December 2007	**496,806,066**	**–**	**–**	**95,294,118**	**592,100,184**
Purchase and cancellation of deferred shares	–	–	–	(95,294,118)	(95,294,118)
Issued on exercising of unapproved share options	8,049,996	–	–	–	8,049,996
At 31 December 2008	**504,856,062**	**–**	**–**	**–**	**504,856,062**

£	Ordinary shares	A ordinary shares	B ordinary shares	Deferred shares	Total
At 22 June 2007	–	–	2	–	2
Shares issued upon acquisition of Moneysupermarket.com Financial Group Limited	6,758	4,796	85,498	–	97,052
At 29 June 2007	6,758	4,796	85,500	–	97,054
5,000 for one share split	6,758	4,796	85,500	–	97,054
At 9 July 2007	6,758	4,796	85,500	–	97,054
Conversion of B ordinary shares	66,441	–	(85,500)	19,059	–
Redesignation of A ordinary shares	4,796	(4,796)	–	–	–
Issued on listing	21,176	–	–	–	21,176
Issued on listing in relation to the Share Incentive Plan	190	–	–	–	190
At 31 December 2007	**99,361**	**–**	**–**	**19,059**	**118,420**
Purchase and cancellation of deferred shares	–	–	–	(19,059)	(19,059)
Issued on exercising of unapproved share options	1,610	–	–	–	1,610
At 31 December 2008	**100,971**	**–**	**–**	**–**	**100,971**

8 Capital and reserves continued

The Group has a number of share option schemes under which options to subscribe for ordinary shares in the Company have been granted to certain executives and employees (see note 18 of the Group Financial Statements).

Other reserves

	Share premium £000	Other reserves £000	Profit and Loss £000
Shares issued	179,927	16,923	-
Total recognised profit in the period	-	-	31,767
Share based payment	-	-	3,599
Expenses on share issue	(9,362)	-	-
At 31 December 2007	**170,565**	**16,923**	**35,366**
Shares issued	482	-	-
Total recognised profit in period	-	-	2,190
Equity dividends	-	-	(14,637)
Purchase and cancellation of deferred shares	-	19	-
Share based payment	-	-	4,325
At 31 December 2008	**171,047**	**16,942**	**27,244**

Other reserves represents the merger reserve for £16,923,000 generated upon the acquisition of Moneysupermarket.com Financial Group Limited by the Company, as discussed in note 3 of the Group Financial Statements, and a capital redemption reserve for £19,000 arising from the acquisition of 95,294,118 deferred shares of 0.02p by the Company from Simon Nixon.

9 Related party transactions
The Company has taken the exemption in FRS 8.3 not to disclose transactions with other Group companies.

General
Shareholder Information

Registered office and registered number
Moneysupermarket House
St David's Park
Ewloe
Chester CH5 3UZ
No. 6160943
Telephone: +44 (0)1244 665700
Website: www.moneysupermarket.com

Company Secretary
Darren Drabble

Financial advisors/stockbrokers
Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

Auditors
KPMG Audit Plc
St James' Square
Manchester M2 6DS

Solicitors
Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS

Principal bankers
Lloyds TSB Bank plc
City Office
PO Box 1000, BX1 1LT

Financial PR
Tulchan Communications
Sixth Floor
Kildare House
3 Dorset Rise
London EC4Y 8EN

Registrar
Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield HD8 0LA
Telephone: 0871 200 1536 (UK)
(Calls cost from 10p per minute plus network extras)
+44 (0)208 639 3399 (overseas)
E-mail: moneysupermarket@capitaregistrars.com

Enquiring about your shareholding
If you want to ask, or need any information, about your shareholding, please contact our registrar (see contact details above).

Alternatively, if you have internet access, you can access the Group's shareholder portal at www.moneysupermarket-shares.com where you can, amongst other things, view details of your shareholding, set up or amend a dividend mandate and update your address details.

Investor relations website
The investor relations section of our website, www.moneysupermarket.com, provides further information for anyone interested in the Group. In addition to the Annual Report and Accounts and share price, Company announcements including the half year and full year results announcements and associated presentations are also published there.

Dividend mandates
If you wish to have dividends paid directly into a bank or building society account, you should contact our registrar (see contact details on the left) for a dividend mandate form or visit the Group's shareholder portal at www.moneysupermarket-shares.com where you can set up or amend a dividend mandate. This method of payment removes the risk of delay or loss of dividend cheques in the post and ensures that your account is credited on the due date.

Dividend reinvestment plan (DRIP)
You can now choose to reinvest dividends received to purchase further shares in the Company through a DRIP. A DRIP application form is available from our registrar (see contact details on the left).

Share dealing service
You can buy or sell the Company's shares in a simple and convenient way via the Capita share dealing service either online (www.capitadeal.com) or by telephone (0870 458 4577).

Please note that the Directors of the Company are not seeking to encourage shareholders to either buy or sell shares in the Company. Shareholders in any doubt about what action to take are recommended to seek financial advice from an independent financial advisor authorised by the Financial Services and Markets Act 2000.

Electronic communications
You can elect to receive shareholder communications electronically by writing to our registrar, Capita Registrars, Shareholder Administration Services, 34 Beckenham Road, Beckenham, Kent, BR3 9ZA. This will save on printing and distribution costs, creating environmental benefits. When you register, you will be sent a notification to say when shareholder communications are available on our website and you will be provided with a link to that information.

General
Financial Calendar

Declaration date of 2008 final dividend	25 February 2009
Announcement of 2008 full year results	25 February 2009
Ex-dividend date of 2008 final dividend	25 March 2009
Record date of 2008 final dividend	27 March 2009
Annual General Meeting	16 April 2009
Interim management statement	16 April 2009
Payment date of 2008 final dividend	1 May 2009
Half year end	30 June 2009
Announcement of 2009 half year results	*July 2009
Full year end	31 December 2009
Announcement of 2009 full year results	*February 2010

* Exact dates to be confirmed

Further copies of this Annual Report are available from the Company's registered office, or may be accessed through the Group's website, www.moneysupermarket.com.

Forward looking statements
This Annual Report includes statements that are forward looking in nature. Forward looking statements involve known and unknown risks, assumptions, uncertainties and other factors which may cause the actual results, performance or achievements of the Group to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Except as required by the Listing Rules and applicable law, the Company undertakes no obligation to update, revise or change any forward looking statements to reflect events or developments occurring after the date of this Annual Report.